ACACIA RESEARCH CORPORATION

April 21, 2008

Dear Stockholder:

You are cordially invited to attend Acacia Research Corporation's Annual Meeting of Stockholders to be held on Tuesday, May 20, 2008. The meeting will be held at 500 Newport Center Drive, 7th Floor, in Newport Beach, California, beginning at 10:00 a.m. local time. The formal meeting notice and Proxy Statement are attached.

At this year's meeting, stockholders are being asked to:

(1) re-elect two directors to serve on our Board of Directors;

(2) amend and restate the Company's Certificate of Incorporation;

(3) ratify the appointment of Grant Thornton LLP as the Company's independent accountants for 2008;

(4) transact such other business as may properly come before the meeting.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to complete, sign, date and promptly return the enclosed proxy in the enclosed postage-paid envelope. Returning your completed proxy will ensure your representation at the Annual Meeting.

We look forward to seeing you on May 20, 2008.

Sincerely,

Paul R. Ryan
Chairman and Chief Executive Officer

ACACIA RESEARCH CORPORATION
500 Newport Center Drive
Newport Beach, California 92660

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 20, 2008

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Acacia Research Corporation, a Delaware corporation (the "Company"), will be held on Tuesday, May 20, 2008, at 10:00 a.m. at 500 Newport Center Drive, 7th Floor, Newport Beach, California, for the following purposes, as more fully described in the Proxy Statement accompanying this Notice:

1. To elect two directors to serve on the Company's Board of Directors until the 2011 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

2. To consider the amendment and restatement of the Company's Certificate of Incorporation as proposed;

3. Ratify the appointment of Grant Thornton LLP as the Company's independent accountants for 2008;

4. To transact such other business as may properly come before the meeting or at any postponement or adjournment thereof.

Only stockholders of record at the close of business on March 24, 2008 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to assure your representation at the Annual Meeting, you are urged to mark, sign, date and return the enclosed proxy card promptly in the postage-paid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person even if he or she previously returned a proxy.

Sincerely,

Edward J. Treska
Secretary

Newport Beach, California
April 21, 2008

YOUR VOTE IS IMPORTANT. IN ORDER TO ASSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED POSTAGEPAID ENVELOPE.

ACACIA RESEARCH CORPORATION
500 Newport Center Drive
Newport Beach, California 92660

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 20, 2008

General

The enclosed proxy is solicited on behalf of the Board of Directors of Acacia Research Corporation, a Delaware corporation (the "Company"), for use at the Company's annual meeting of stockholders (the "Annual Meeting") to be held on Tuesday, May 20, 2008, at 10:00 a.m., local time, and at any adjournment or postponement thereof. The Annual Meeting will be held at 500 Newport Center Drive, 7th Floor, Newport Beach, California. These proxy solicitation materials were mailed on or about April 21, 2008, to all stockholders entitled to vote at the Annual Meeting.

Questions and Answers

Following are some commonly asked questions raised by our stockholders and answers to each of those questions.

1. What may I vote on at the Annual Meeting?

At the Annual Meeting, stockholders will consider and vote upon the following matters: (1) the re-election of two directors to serve on the Company's Board of Directors until the 2011 Annual Meeting of Stockholders; (2) amendment and restatement of the Certificate of Incorporation as proposed by the Board of Directors; (3) ratify the appointment of Grant Thornton LLP as the Company's independent accountants for 2008; and 4) such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

2. How does the Board recommend that I vote on the proposals?

The Board of Directors recommends a vote FOR each proposal.

3. How do I vote?

Sign and date each proxy card you receive and return it in the postage-paid envelope prior to the Annual Meeting.

4. Can I revoke my proxy?

You have the right to revoke your proxy at any time before the Annual Meeting by: (1) notifying the Secretary of the Company in writing; (2) voting in person; or (3) returning a later-dated proxy card.

5. Who will count the vote?

Computershare will count the votes and act as the inspector of election.

6. What shares are included on the proxy card(s)?

The shares on your proxy card(s) represent ALL of your shares. If you do not return your proxy card(s), your shares will not be voted unless you attend and vote at the meeting in person.

7. What does it mean if I get more than one proxy card?

If your shares are registered differently and are in more than one account, you will receive more than one proxy card. Sign and return all proxy cards to ensure that all your shares are voted. We encourage you to have all accounts registered in the same name and address (whenever possible). You can accomplish this by contacting our transfer agent, Computershare, or if your shares are held in "street name," by contacting the broker or bank holding your shares.

8. Who is entitled to vote at the Annual Meeting?

Only holders of record of the Company's Acacia Research Acacia Technologies common stock (the "AR Acacia Technologies stock") as of the close of business on March 24, 2008, are entitled to notice of and to vote at the Annual Meeting. The AR Acacia Technologies stock is sometimes referred to as "Acacia common stock.

9. How many votes may be cast?

As of March 24, 2008, the record date for the Annual Meeting, 30,165,922 shares of AR Acacia Technologies stock, the only outstanding voting securities of the Company, were issued and outstanding. At the meeting, each outstanding share of AR Acacia Technologies stock will be entitled to one vote.

10. What is a "quorum" at the Annual Meeting?

A "quorum" is a majority of the outstanding shares entitled to vote. The shares may be present or represented by proxy. For the purposes of determining a quorum, shares held by brokers or nominees will be treated as present even if the broker or nominee does not have discretionary power to vote on a particular matter or if instructions were never received from the beneficial owner. These shares are called "broker non-votes." Abstentions will be counted as present for quorum purposes.

11. What vote is required to approve each proposal?

For the election of directors, once a quorum has been established, the nominees for director who receive the most votes will be elected directors of the Company. Votes withheld from any director, and any broker non-votes, will not be counted as a vote cast on such matter, although they will be counted for purposes of determining whether there was a quorum.

For approval of the amendment and restatement of the Certificate of Incorporation, the affirmative vote of a majority of the outstanding shares of the Company's stock is required. Shares that are not voted in favor of the amendment will be counted as a vote against the amendment.

For approval and ratification of Grant Thornton LLP, the affirmative vote of a majority of votes cast regarding the proposal is required.

12. What happens if I abstain?

Proxies marked "abstain" will be counted as shares present for the purpose of determining the presence of a quorum, but for purposes of determining the outcome of a proposal, shares represented by such proxies will not be treated as affirmative votes. For proposals requiring an affirmative vote of a majority of the outstanding shares entitled to vote or a majority of the shares present, an abstention is equivalent to a "no" vote.

13. How will voting on any other business be conducted?

Although the Company does not know of any business to be considered at the Annual Meeting other than the proposals described in this proxy statement, if any other business is properly presented at the Annual Meeting, your signed proxy card gives authority to the proxy holders, Paul R. Ryan and Edward J. Treska, to vote on such matters at their discretion.

14. Who are the largest principal stockholders?

For information regarding holders of more than 5% of the Company's outstanding common stock, see "Security Ownership of Certain Beneficial Owners and Management."

15. Who will bear the cost of this solicitation?

The Company will bear the entire cost of the solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in sending proxies and proxy solicitation materials to stockholders. Proxies may also be solicited in person, by telephone, or by facsimile by directors, officers and employees of the Company without additional compensation. The Company has retained Georgeson, Inc. to perform various solicitation services. The Company will pay Georgeson, Inc. a fee of $6,000, plus phone and other related expenses, in connection with their solicitation services.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

General

The Company's Bylaws provide that the number of directors shall be set by the Board, but in any case shall not be less than five and not more than nine. The Board has set the number of directors at six. The Company's Board of Directors (the Board) is divided into three classes, with each class being as nearly equal in number of directors as possible. The term of a class expires, and their successors are elected for a term of three years, at each annual meeting of the Company's stockholders.

The Board has nominated Edward W. Frykman and William S. Anderson for re-election at the Annual Meeting to a term of office expiring in 2011. The nominees have agreed to serve if elected, and management has no reason to believe that the nominees will be unavailable for service. If any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for such other nominees as may be designated by the present Board.

The following table sets forth information as to the persons who serve as our directors.

Name	Age	Director Since	Positions with the Company
Paul R. Ryan	62	1995	Chairman and Chief Executive Officer
Robert L. Harris, II	49	2000	President and Director
William S. Anderson*^	50	2007	Director
Fred A. deBoom*+^	72	1995	Director
Edward W. Frykman*+^	71	1996	Director
G. Louis Graziadio, III+^	58	2002	Director

* *Member of the Audit Committee*
\+ *Member of the Compensation Committee*
^ *Member of the Nominating and Governance Committee*

Biographical information regarding the nominees for election as a director and each other person whose term of office as a director will continue after the Annual Meeting is set forth below.

Information Regarding the Nominees (Class II)

Edward W. Frykman has served as a director since April 1996. Mr. Frykman has been an Account Executive with Crowell, Weedon & Co. since 1992. Previously, Mr. Frykman served as Senior Vice President of L.H. Friend & Co. Both Crowell, Weedon & Co. and L.H. Friend & Co. are investment brokerage firms located in Southern California. In addition, Mr. Frykman was a Senior Account Executive with Shearson Lehman Hutton where he served as the Manager of the Los Angeles Regional Retail Office. Mr. Frykman serves as a director of Arrowhead Research Corp. Mr. Frykman holds a BSBA degree from the University of Florida.

William S. Anderson has been a director since August 2007. Mr. Anderson is Chairman and Chief Executive Officer of First Beverage Capital (founded in November, 2004), a company dedicated to sale-leaseback transactions and other real estate capital solutions for the beverage industry. From 1991 through 2004, Mr. Anderson was Executive Vice-President of Topa Equities, Ltd., a diversified holding company and family business. Prior to joining Topa, he was an attorney with OMelveny & Myers in Los Angeles. Mr. Anderson has served on the Board of Directors of 1st Century National Bank, since 2005 and Topa Insurance Company, since 1995. Since the fall of 2006, Mr. Anderson has served as Board Advisor to New Belgium Brewing Company. He has also served on the Advisory Boards of Lineage Capital Partners and PGP Capital Advisors, since 2005 and 2003 respectively. Mr. Anderson was Vice-Chairman of the Board of Southland Title Company, a Director of Mellon First Business Bank and a Trustee of the Provident Investment Counsel Mutual Funds.

Directors with Terms Expiring in 2009 (Class III)

Paul R. Ryan has served as a director since August 1995, as Chief Executive Officer since January 1997 and as Chairman since April 2000. He also served as President of the Company from January 1997 until July 2000. Prior to being named Chief Executive Officer, he was Executive Vice President and Chief Investment Officer of the Company from 1996 through 1997 and Vice President, Capital Management, of the Company from 1995 through 1996. He was formerly co-founder and general partner of the American Health Care Fund, L.P., held positions with Young & Rubicam, Ogilvy & Mather, and Merrill Lynch and was a private venture capital investor. Mr. Ryan holds a B.S. from Cornell University and attended the New York University Graduate School of Business.

G. Louis Graziadio, III has been a director since February 2002. Mr. Graziadio serves as President of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a California company engaged in a wide range of investment activities and business ventures, since 1990. He also serves as Chairman and Chief Executive Officer of Boss Holdings, Inc., which operates primarily in the work gloves and protective wear business, since 1996 Mr. Graziadio also serves as a director of True Religion Apparel Inc., Rosetta Resources Inc., and Western Metals, Inc.

Directors with Terms Expiring in 2010 (Class I)

Robert L. Harris, II has served as a director since April 2000 and as President since July 2000. Mr. Harris was previously the President and Director of Entertainment Properties Trust from 1997 to July 2000. Mr. Harris founded Entertainment Properties Trust, a publicly-traded company that purchases real estate from major entertainment companies. Mr. Harris led the International Division and served as Senior Vice President of AMC Entertainment from 1993 to 1997, and served as President of Carlton Browne and Company, Inc., a holding company and trust with assets in real estate, insurance and financial services, from 1984 to 1992. Mr. Harris serves as a director of True Religion Apparel Inc.

Fred A. deBoom has served as a director since February 1995. Mr. deBoom serves as a Director of Pacific Coast National Bank and serves as the Vice Chairman of the banks credit committee. Mr. deBoom has been a principal in Sonfad Associates since 1995. Sonfad Associates is an Orange County-based firm which is involved in mergers and acquisitions, private debt and equity placements, strategic and financial business planning, bank debt refinance and asset based and lease financing. Previously, he was employed as a Vice President of Tokai Bank for five years and as a Vice President of Union Bank for eight years. Mr. deBoom received his B.A. degree from Michigan State University and his M.B.A. degree from the University of Southern California.

Board Meetings and Committees

The Board of Directors held a total of six meetings during the fiscal year ended December 31, 2007. During that period, no incumbent director attended fewer than 75% of the sum of the total number of meetings of the Board of Directors and the total number of meetings of all committees of the Board of Directors on which that director served. Mr. Anderson was appointed to the Board on August 15, 2007. From that date through the end of the fiscal year, the Board and the Audit Committee each held two meetings. Mr. Anderson attended one Board meeting and one Audit Committee Meeting. The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee. The Board of Directors has adopted charters for each of these committees; each of the charters may be viewed on our website at www.acaciaresearch.com.

Audit Committee. The Audit Committee currently consists of Fred A. deBoom, Edward W. Frykman and William S. Anderson, each of whom is independent under the listing standards of the NASDAQ Stock Market. The Audit Committee is responsible for retaining, evaluating and, if appropriate, recommending the termination of the Company's independent registered public accounting firm and is primarily responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles, financial reporting practices, and system of internal accounting controls. The Audit Committee held five meetings during the fiscal year ended December 31, 2007. The Audit Committee is also responsible for maintaining communication between the Board of Directors and the Company's independent registered public accounting firm.

The Board has determined that Mr. deBoom is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Compensation Committee. The Compensation Committee currently consists of Fred A. deBoom, Edward W. Frykman and G. Louis Graziadio, III, each of whom is independent under the listing standards of the NASDAQ Stock Market. The Compensation Committee held eight meetings during the fiscal year ended December 31, 2007.

The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee is responsible for approving the compensation package of each executive officer and recommending it to the Board of Directors as well as administering the 2002 Acacia Technologies Stock Incentive Plan and the 2007 Acacia Technologies Stock Incentive Plan. In making decisions regarding executive compensation, the Compensation Committee considers the input of the Company's management and other directors.

For more information on the responsibilities and activities of the Compensation Committee, including the committees processes for determining executive compensation, see Compensation Discussion and Analysis,

Nominating and Governance Committee. The Nominating and Governance Committee currently consists of William S. Anderson, Fred A. deBoom, Edward W. Frykman and G. Louis Graziadio, III, each of whom is independent under the listing standards of the Nasdaq Stock Market. The Nominating and Governance Committee recommended director nominees to the Board of Directors for election at the 2008 annual meeting of stockholders on February 19, 2008. The Nomination and Governance Committee held one meeting during the fiscal year ended December 31, 2007. The charter for the Nominating and Governance Committee provides that, among its specific responsibilities, the Committee shall:

- Establish criteria and qualifications for Board membership, including standards for assessing independence;
- Identify and consider candidates, including those recommended by stockholders and others, to fill positions on the Board, and assess the contributions and independence of incumbent directors in determining whether to recommend them for reelection to the Board;
- Recommend to the Board candidates for election or reelection at each annual meeting of stockholders;
- Annually review the Company's corporate governance processes, and its governance principles, including such issues as the Boards organization, membership terms, and the structure and frequency of Board meetings, and recommend appropriate changes to the Board;
- Administer the Company's corporate Codes of Conduct and annually review and assess the adequacy of the corporate Codes of Conduct and recommend any proposed changes to the Board. Specifically, the Nominating and Governance Committee shall discuss with management their compliance with the corporate Codes of Conduct, including any insider and affiliated party transactions, and the Company's procedures to monitor compliance throughout the Company with the corporate Codes of Conduct;
- Review periodically with the Company's Chief Executive Officer and the Board, the succession plans relating to positions held by senior executives, and make recommendations to the Board regarding the selections of individuals to fill these positions;
- Oversee the continuing education of Company directors and the orientation of new directors;
- Monitor the functions of the Board and its committees, as set forth in their respective charters, and coordinate and oversee annual evaluations of the Boards performance and procedures, including an evaluation of individual directors, and of the Boards committees; and
- Assess annually the performance of the duties specified in the Nominating and Governance Committee Charter by the Nominating and Governance Committee and its individual members.

Director Qualification Standards

There are no specific minimum qualifications that the Nominating and Governance Committee requires to be met by a director nominee recommended for a position on the Board, nor are there any specific qualities or skills that are necessary for one or more members of our Board to possess, other than as are necessary to meet the requirements of the rules and regulations applicable to us. The Nominating and Governance Committee considers a potential candidates experience, areas of expertise, and other factors relative to the overall composition of the Board, including the following characteristics:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed, and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects high standards for the director candidate and others;
- loyalty and commitment to driving the success of the Company;
- the independence requirements imposed by the Securities and Exchange Commission and the Nasdaq Stock Market; and
- a background that provides a portfolio of experience and knowledge commensurate with the Company's needs.

The Nominating and Governance Committee has the following policy with regard to the consideration of any director candidates recommended by security holders:

- A stockholder wishing to nominate a candidate for election to the Board at the next annual meeting is required to give written notice addressed to the Secretary, Acacia Research Corporation, 500 Newport Center Drive, 7th Floor, Newport Beach, CA 92660, of his or her intention to make such a nomination. The notice of nomination must have been received by the Secretary at the address below no later than the close of business on February 15, 2008, in accordance with our Bylaws, in order to be considered for nomination at the next annual meeting.
- The notice of nomination must include information regarding the recommended candidate relevant to a determination of whether the recommended candidate would be barred from being considered independent under Nasdaq Stock Market's Listing Qualifications or, alternatively, a statement that the recommended candidate would not be so barred. A nomination which does not comply with the above requirements will not be considered.

The Nominating and Governance Committee considers director candidates that are suggested by members of the Nominating and Governance Committee, the Board, as well as management and stockholders. The Nominating and Governance Committee may, in the future, also retain a third-party executive search firm to identify candidates on terms and conditions acceptable to the Nominating and Governance Committee, in its sole discretion. The process by the Nominating and Governance Committee for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves (with or without the assistance of a retained search firm), compiling names of potentially eligible candidates, conducting background and reference checks, conducting interviews with the candidate and others (as schedules permit), meeting to consider and approve the final candidates and, as appropriate, preparing and presenting to the full Board an analysis with regard to particular recommended candidates. The Nominating and Governance Committee endeavors to identify director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and, together with other director nominees and members, are expected to serve the long term interest of our stockholders and contribute to our overall corporate goals.

Disclosure Committee. The Disclosure Committee currently consists of Clayton J. Haynes, Chief Financial Officer; Robert Stewart, Sr. Vice President of Investor Relations; Edward J. Treska, Corporate Secretary; and Cheryl Willeford, corporate paralegal. The Disclosure Committee is primarily responsible for oversight of the accuracy and timeliness of the disclosures made by the Company. The Disclosure Committee held four meetings during the fiscal year ended December 31, 2007.

Codes of Conduct

The Company has adopted a corporate Code of Conduct and a Board of Directors Code of Conduct, both of which may be viewed on our website at www.acaciaresearch.com. The corporate Code of Conduct applies to all officers, directors and employees of the Company, including the Company's principal executive officer, principal financial and accounting officer and controller, or persons performing similar functions. The Board of Directors Code of Conduct specifically applies to the Board of Directors. Any waiver of these Codes of Conduct for any of the Company's executive officers or directors may be made only by the Board and must be promptly disclosed to stockholders in the manner required by applicable law.

Stockholder Communications with Directors

Stockholders wishing to communicate with the Board or with a particular member or committee of the Board should address communications to the Board, the particular member or committee of the Board, c/o Acacia Research Corporation, Attention: Secretary, 500 Newport Center Drive, 7th Floor, Newport Beach, California 92660. All communications addressed to the Board or a particular member or committee of the Board will be relayed to that addressee. From time to time, the Board may change the process through which stockholders communicate with the Board or its members or committees. Please refer to the Company's website at www.acaciaresearch.com for changes in this process. The Board, the particular director or committee of the Board to which a communication is addressed will, if it deems appropriate, promptly refer the matter either to management or to the full Board depending on the nature of the communication.

Board Member Attendance at Annual Stockholder Meetings

Although the Company does not have a formal policy regarding director attendance at annual stockholder meetings, directors are expected to attend these meetings absent extenuating circumstances. Each current director of the Company attended last year's annual meeting of stockholders except for Mr. Anderson who was not a director at the time of the annual meeting.

Director Compensation

Directors who are also employees of the Company receive no separate compensation from the Company for their service as members of the Board. Prior to fiscal year 2008, non-employee directors received a non-discretionary annual grant of options to purchase 15,000 shares of AR Acacia Technologies stock at an exercise price equal to the closing market price on the date of grant. The options vested in four equal quarterly installments over the 12-month period measured from the grant date.

Commencing in fiscal 2008, in lieu of the option grants described above, each non-employee director receives an annual grant of restricted stock units (RSUs) that entitle the non-employee director to receive, upon vesting as described below, the number of shares determined by dividing the annual retainer, as described below, by the closing price of the common stock on the grant date, provided that such individual has served as a non-employee director for at least 6 months. In addition, as of May 15, 2007, each new non-employee director will receive a one time grant of RSUs upon becoming a director for the number of shares determined by dividing the annual Board retainer by the closing price of the common stock on the grant date subject to the same 12-quarter vesting schedule. The RSUs vest in a series of twelve quarterly installments over the three year period following the grant date, subject to immediate acceleration upon a change in control. The Company will deliver shares corresponding to the vested RSUs within thirty (30) days after the first to occur of the following events: (i) the fifth (5th) anniversary of the grant date; or (ii) termination of the non-employee directors service as a member of the Company's Board of Directors. The non-employee director may elect, in writing at least twelve (12) months prior to a Delivery Date, to defer the Delivery Date until any later date (which such date is at least five years after the original Delivery Date). The non-employee directors do not have any rights, benefits or entitlements with respect to any shares unless and until the shares have been delivered. On or after delivery of the shares, the non-employee director shall have, with respect to the shares delivered, all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive all dividends, if any, as may be declared on the shares from time to time. The Company, in its sole discretion, and in compliance with any applicable legal conditions or restrictions, may withhold from shares otherwise deliverable a number of whole shares having a Fair Market Value, as determined by the Company as of the date of delivery, not in excess of the amount of tax required to be withheld by law (or such lower amount as may be necessary to avoid adverse financial accounting treatment). Any adverse consequences to the non-employee director arising in connection with such share withholding procedure shall be the non-employee directors sole responsibility. Unless the tax withholding obligations of the Company are satisfied, the Company shall have no obligation to issue a certificate for such shares.

Beginning May 15, 2007, non-employee directors receive compensation in the amount of $3,000 per month for their service as members of the Board, which monthly retainer will be subject to pro rata deduction if a director fails to attend at least 75% of our Board meetings. In addition, the chairman of the Audit Committee receives compensation in the amount of $500 per month for his services. Prior to May 15, 2007, the monthly retainer amount was $1,500. Effective May 15, 2007, non-employee directors no longer receive compensation for each meeting of the Board or of any committee of the Board such director attended. Prior to May 15, 2007 non-employee directors received $1,000 for each meeting of the Board or of any committee of the Board attended in person, $1,000 for each meeting attended by telephone that was longer than one hour in length, and $500 for each meeting attended by telephone if the meeting was one hour or less in length. No compensation was received for each Compensation or Nominating and Corporate Governance Committee meeting attended that immediately preceded or followed a meeting of the Board.

Directors are also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees of the Board and in connection with the performance of Board duties.

2007 DIRECTOR COMPENSATION TABLE

The following table provides information on 2007 compensation for non-employee directors who served during 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Option Awards ($)(2)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas B. Akin	21,000	-	72,478	-	-	-	93,478
William S. Anderson	15,000	4,543[(1)]	-	-	-	-	19,543
Rigdon Currie	22,500	-	72,478	-	-	-	94,978
Fred A. deBoom	39,000	-	134,465	-	-	-	173,465
Edward W. Frykman	37,000	-	134,465	-	-	-	171,465
G. Louis Graziadio, III	34,000	-	134,465	-	-	-	168,465

(1) Reflects 3,217 restricted stock units granted to Mr. Anderson upon his appointment to our Board of Directors on August 15, 2007. The number of restricted stock units was determined by dividing the annual $36,000 Board retainer by the closing price of the common stock on the grant date. The closing price on August 15, 2007 was $11.19.

(2) Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by the Company in its 2007 consolidated financial statements, for option and restricted stock unit awards, as determined pursuant to Statement of Financial Accounting Standards No. 123R (FAS 123R). The assumptions used to calculate the value of option awards are set forth under Note 2 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2007 filed with the SEC on March 14, 2008.

(3) Effective August 15, 2007, Mr. Akin and Mr. Currie resigned from our Board of Directors. As of December 31, 2007, neither Mr. Akin nor Mr. Currie held options to purchase AR Acacia Technologies common stock. As of December 31, 2007, the following non-employee directors had options to purchase the following number of shares of AR Acacia Technologies common stock: Fred deBoom: 101,400 shares; Edward Frykman: 95,600 shares; G. Louis Graziadio, III: 97,000 shares. As of December 31, 2007, William S. Anderson held 3,217 restricted stock units.

(4) Reflects the non-discretionary annual grants on the first business day of each year of options to purchase 15,000 shares of AR Acacia Technologies while serving as members of the Board. All such grants are at an exercise price equal to the closing market price on the date of grant. The closing prices for AR Acacia Technologies stock on January 3, 2007 was $13.38. The options vest in four equal quarterly installments over the 12-month period measured from the grant date. No other stock option grants were made to the non-employee directors during 2006 and 2007.

Required Vote

The nominees for Class II directors who receive the greatest number of affirmative votes will be elected to the Board of Directors.

The Board of Directors recommends that the stockholders vote FOR the two nominees listed above. Proxies received will be voted FOR each of the nominees unless stockholders specify otherwise in the Proxy.

PROPOSAL NO. 2:

PROPOSAL TO AMEND AND RESTATE THE COMPANYS CERTIFICATE OF INCORPORATION

The stockholders are being asked to approve an amendment to the Company's Certificate of Incorporation to eliminate references to Acacia Research-CombiMatrix common stock (AR-CombiMatrix stock) and all provisions relating to the rights and obligations pursuant to the AR-CombiMatrix stock. The Board of Directors recommends this amendment to eliminate the provisions of the Certificate of Incorporation which are no longer applicable and no longer accurately reflect the capital structure of the Company after the consummation of the split-off of CombiMatrix Corporation on August 15, 2007.

In January 2006, our Board of Directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company. CombiMatrix Corporation was subsequently split-off from Acacia Research Corporation through the redemption of all outstanding shares of AR-CombiMatrix Corporation stock and the distribution of new shares of CombiMatrix Corporation, on a pro-rata basis, to the holders of AR-CombiMatrix stock.

Prior to the split-off transaction, Acacia Research Corporation had two classes of common stock outstanding--its Acacia Research-Acacia Technologies common stock (AR-Acacia Technologies stock) and its AR-CombiMatrix stock. Subsequent to the consummation of the split-off transaction, Acacia Research Corporations only class of common stock outstanding is its AR-Acacia Technologies stock.

Currently the Certificate of Incorporation provides for the two classes of common stock described above even though only one class exists. The proposed amendment to the Certificate of Incorporation would eliminate all references to AR-CombiMatrix stock including the elimination of dividend, distribution, conversion, redemption, voting, and liquidation rights of AR-CombiMatrix stock. As a result, the name of AR-Acacia Technologies stock will change to common stock, and it will be the only class of common stock with dividend, distribution, voting and liquidation rights. Additionally, AR-Acacia Technologies stock will no longer be subject to conversion to AR-CombiMatrix stock or redemption to effect a split off because these terms were unique to the tracking stock that has been eliminated. Because AR-Acacia Technologies stock will be the only existing class of common stock, the proposed amendment would also eliminate the equation necessary to calculate the voting rights of AR-Acacia Technologies stock and provide that each share of common stock will be entitled to one vote.

The Board of Directors has adopted resolutions approving the advisability of the proposed amendment to the Company's Certificate of Incorporation. The proposed amendment is set forth in Appendix A.

Required Vote

The affirmative vote of a majority of the issued and outstanding shares entitled to vote is required to ratify the amendment to the Certificate of Incorporation.

The Board of Directors recommends that the stockholders vote FOR the ratification of the amendment to the Certificate of Incorporation. Proxies received will be so voted unless stockholders specify otherwise in the proxy.

PROPOSAL NO. 3:

RATIFICATION OF INDEPENDENT ACCOUNTANTS

The firm of Grant Thornton LLP, the Company's independent accountants for the year ended December 31, 2007, was recommended by the Audit Committee, whose selection was approved by the Board of Directors, to act in such capacity for the fiscal year ending December 31, 2008, subject to ratification by the stockholders.

If the stockholders of the Company do not ratify the selection of Grant Thornton LLP, or if such firm should decline to act or otherwise become incapable of acting, or if the Company's employment of Grant Thornton LLP should be discontinued, the Board of Directors, on the recommendation of the Audit Committee, will appoint substitute independent accountants. A representative of Grant Thornton LLP is expected to be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Required Vote

The favorable vote of a majority of votes cast regarding the proposal is required to ratify the appointment of Grant Thornton LLP.

The Board of Directors recommends that the stockholders vote FOR the ratification of the appointment of Grant Thornton LLP to serve as the Company's independent accountants for the fiscal year ending December 31, 2008. Proxies received will be so voted unless stockholders specify otherwise in the proxy.

OTHER MATTERS

The Company knows of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information known to the Company with respect to the beneficial ownership of the Company's common stock as of March 24, 2008, by (i) all persons known to the Company to beneficially own five percent (5%) or more of either class of the Company's common stock, (ii) each director of the Company, (iii) the executive officers named in the Summary Compensation Table of the Executive Compensation and Related Information section of this Proxy Statement, and (iv) all current directors and executive officers as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership of AR - Acacia Technologies stock	Percent of Class[(1)]
Directors and Executive Officers [(2)]		
Paul R. Ryan [(3)]	1,608,327	5.1%
Robert L. Harris, II [(4)]	1,236,335	4.0%
Robert A. Berman	0	*
William S. Anderson [(5)]	13,217	*
Fred A. deBoom [(6)]	130,947	*
Edward W. Frykman [(7)]	119,737	*
G. Louis Graziadio, III [(8)]	101,147	*
Amit Kumar, Ph.D.	21,100	*
Clayton J. Haynes [(9)]	221,599	*
Dooyong Lee [(10)]	774,011	2.5%
Edward J. Treska [(11)]	125,000	*
All Directors and Executive Officers as a Group (eleven persons) [(11)]	4,351,420	13.0%

* Less than one percent

(1) The percentage of shares beneficially owned is based on 30,165,922 shares of AR Acacia Technologies stock outstanding as of March 24, 2008. Beneficial ownership is determined under rules and regulations of the Securities and Exchange Commission ("SEC"). Shares of common stock subject to options that are currently exercisable, or exercisable within 60 days after March 24, 2008, are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the Company believes that such persons have sole voting and investment power with respect to all shares of the Company's common stock shown as beneficially owned by them.

(2) The address for each of the Company's directors and executive officers is the Company's principal offices, Acacia Research Corporation, 500 Newport Center Drive, Newport Beach, California 92660.

(3) Includes 9,000 shares of AR Acacia Technologies Stock held by Mr. Ryans daughter and 1,173,088 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008.

(4) Includes 1,121,335 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008 and 20,000 shares of AR Acacia Technologies stock held by the R&S Harris Trust, of which Mr. Harris is a Trustee.

(5) Includes 3,217 Restricted Stock Units.

(6) Includes 101,400 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008 and 4,147 Restricted Stock Units.

(7) Includes 90,600 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008 and 4,147 Restricted Stock Units.

(8) Includes 97,000 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008 and 4,147 Restricted Stock Units.

(9) Includes 187,070 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008.

(10) Includes 491,665 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008.

(11) Includes 102,500 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008.

(12) Includes 3,364,658 shares of AR Acacia Technologies stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of March 24, 2008 and 15,658 Restricted Stock Units issued to independent directors.

Beneficial Owner	**Amount and Nature of Beneficial Ownership of AR -Acacia Technologies stock**					**Percent of Class[1]**
5% Stockholders	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power	Total	
Apex Capital, LLC [2]	0	3,532,600	0	3,532,600	3,532,600	11.71%
Sanford J. Colen [2]	45,000	3,532,600	45,000	3,532,600	3,577,600	11.86%
Daniel S. Katz [2]	164,000	3,532,600	164,000	3,532,600	3,696,600	12.25%
FMR LLC [3]	0	0	1,562,900	0	1,562,900	5.18%
Edward C. Johnson III [3]	0	0	1,562,900	0	1,562,900	5.18%
Kingdon Capital Management, LLC [4]	0	1,700,000	0	1,700,000	1,700,000	5.18%
Mark Kingdon [4]	0	1,700,000	0	1,700,000	1,700,000	5.64%

* Less than one percent

(1) The percentage of shares beneficially owned is based on 30,165,922 shares of AR Acacia Technologies stock a outstanding as of March 24, 2008. Beneficial ownership is determined under rules and regulations of the Securities and Exchange Commission ("SEC").

(2) The same 3,532,600 shares of AR-Acacia Technologies stock are beneficially owned by Apex Capital, LLC, Sanford J. Colen and Daniel S. Katz, and are reported separately for each in accordance with Item 403 of Regulation S-K. Apex Capital, LLC, is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AR Acacia Technologies stock. Mr. Colen is the Manager of Apex Capital, LLC, and has sole voting and dispositive power with respect to 45,000 shares of AR Acacia Technologies stock. Mr. Katz is a portfolio manager of Apex Capital, LLC, and has sole voting and dispositive power with respect to 164,000 shares of AR Acacia Technologies stock. The information reported is based solely on a Schedule 13G filed jointly by Apex Capital, LLC, Sanford J. Colen and Daniel S. Katz on February 14, 2008. According the Schedule 13G, the address for Apex Capital, LLC, Sanford J. Colen and Daniel S. Katz is 25 Orinda Way, Suite 300, Orinda, California 94563.

(3) The same 1,562,900 shares of AR-Acacia Technologies stock are beneficially owned by FMR LLC and Edward C. Johnson III, and are reported separately for each in accordance with Item 403 of Regulation S-K. The information reported is based solely on a Schedule 13G filed by FMR LLC with the SEC on February 14, 2008. According to such Schedule 13G, the address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) The same 1,700,000 shares of AR-Acacia Technologies stock are beneficially owned by Kingdon Capital Management, LLC and Mark Kingdon, and are reported separately for each in accordance with Item 403 of Regulation S-K. The information reported is based solely on a Schedule 13G filed by Kingdon Capital Management, LLC and Mark Kingdon with the SEC on November 21, 2007. According to such Schedule 13G, the address for Kingdon Capital Management, LLC and Mark Kingdon is 152 West 57th Street, 50th Floor, New York, New York 10019.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the narrative and tables that follow.

Overview

Objectives of Compensation Program. The objective of our compensation program for our executive officers is to motivate and reward fairly those individuals who perform over time at or above the levels that we expect and to attract, as needed, individuals with the skills necessary to achieve our objectives. Our compensation program is also designed to reinforce a sense of ownership and urgency and to link rewards to measurable corporate performance goals.

Our executive officers compensation currently has four primary components:

- base salary;
- cash bonuses;
- stock awards granted under our stock incentive plan;
- employee benefits and perquisites.

Determination of Our Compensation Program. We have no public company peers with which to compare our compensation program. For our business, we rely on highly qualified and talented employees who have worked in technology companies to execute our business model and, thus, our compensation program is patterned on those of technology companies in order to attract and retain talented employees who may have opportunities in technology companies.

Determining the Elements of Our Compensation Program. Our compensation program consists of two general elements: a fixed portion of compensation to retain and provide a base level of compensation to our employees and a performance element to incentivize our employees to achieve superior corporate performance. The fixed portion of our compensation program consists of the base salary, cash bonus and, in part, the grant of restricted stock. The performance element of our compensation program consists of the award of stock options and the grant of restricted stock. In addition, we believe the grant of stock awards helps us to align the interests of our executive officers with the interests of our stockholders.

Determining the Amounts of Each Element of Our Compensation Program. In determining the total amount and mixture of the compensation for each of our executive officers, our compensation committee and our Board of Directors subjectively consider the overall value to us of each executive in light of numerous factors such as competitive position, individual performance, including past and expected contribution to our goals of each executive officer, and our long-term needs and goals, including attracting and retaining key management personnel. Our compensation committee reviews the performance of each executive officer annually and determines whether the executive officer should receive any increase in base salary or receive a stock award based on such evaluation. Since we do not have a peer group of comparable public companies in our industry, we do not determine compensation based on surveys of other companies compensation.

Role of Compensation Committee and CEO. The compensation committee of our Board of Directors has responsibility for reviewing, approving and determining the compensation of our executive officers. Annually, our compensation committee evaluates the performance of the CEO and determines the CEOs compensation in light of the goals and objectives of the compensation program. Our CEO assists our compensation committee in reaching compensation decisions with respect to the named executives other than the CEO. The other named executives do not play a role in their own compensation determination, other than discussing individual performance objectives with the CEO. If our compensation committee considers it appropriate, it may increase our executive officers base salary or provide for additional stock awards.

Role of Compensation Consultant. In the past we have not used a compensation consultant to assist us in determining compensation. In 2007, our compensation committee engaged Cadwalader, Wickersham & Taft, a law firm, to review the adequacy of our current stockholder approved 2002 stock plans in light of the growth of the Company and make recommendations regarding the 2007 AR Acacia Technologies stock plan, which was approved by stockholders at our 2007 annual meeting. The compensation consultant also reviewed and made recommendations regarding the incentive compensation of our independent directors.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's CEO or any of the company's four other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for qualifying performance-based compensation (i.e., compensation paid only if the individuals performance meets pre-established objective goals based on performance criteria approved by the stockholders). For 2007, our executive officers did not receive compensation in excess of $1 million. Generally, while we seek to maximize the deduction of our executive officers, because we compensate our executive officers in a manner designed to promote our varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Discussion of Specific Components of Our Compensation Program.

Base Salary. Our compensation committee will periodically review (usually annually) the individual base salaries of the executive officers, and adjust salaries based on individual job performance and changes in the officer's duties and responsibilities. In making salary decisions, our compensation committee exercises its discretion and judgment based on these factors. No specific formula is applied to determine the weight of each performance factor in determining base salary.

Cash Bonuses. We pay to all of our employees, including our executive officers, a cash bonus at the end of each calendar year equal to one weeks base salary. In addition, our named executive officers are eligible to receive annual cash bonuses based upon merit as determined by the Compensation Committee. To date, no annual cash bonus has exceeded 30% of annual salary.

Equity Compensation. We grant both stock options and restricted stock to our employees, including our executive officers. Both awards vest over a one to three year period based on the award recipients continued service to us. We believe the options and restricted stock align our executive officers interests with those of our stockholders, help to retain our executive officers (because of the vesting schedule) and encourage our executive officers to increase the value of our corporate enterprise. Over the past three years, the company has moved toward grants of restricted stock rather than stock options.

Benefits and Perquisites. Our executive officers participate in the employee benefits that are available to all employees.

Severance and Change of Control Payments. Our Board of Directors is determined to provide our executive officers with severance and change of control arrangements in order to mitigate some of the risk that exists for our executive officers. These arrangements are intended to attract and retain qualified executives who have alternatives that may appear to them to be less risky absent these arrangements, and mitigate a potential disincentive for the executives to pursue and execute an acquisition of us, particularly where the services of these executive officers may not be required by the acquirer. For quantification of these severance and change of control benefits, please see the discussion under Executive Compensation Severance and Change of Control Agreements below.

Protecting the Company's Interests. Each of our executive officers has provided that the executive officer will keep our confidential information in strict confidence. These covenants are in effect during the executive officers employment with us and do not expire after a termination of the executive officers service to us.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for the year ended December 31, 2007.

Submitted by: *Fred A. deBoom*
Edward W. Frykman
G. Louis Graziado, III

Executive Officers

The table below provides information concerning the executive officers of the Company as of the date of this Proxy Statement.

Name	Age	Positions with the Company
Paul R. Ryan	62	Chairman and Chief Executive Officer
Robert L. Harris, II	49	President
Clayton J. Haynes	38	Chief Financial Officer, Treasurer and Senior Vice President, Finance
Dooyong Lee	47	Executive Vice President
Edward J. Treska	42	Secretary

The following is biographical information and a brief description of the capacities in which each of the executive officers has served during the past five years. Biographical information on Messrs. Ryan and Harris are set forth above under "Proposal No. 1: Election of Directors."

Clayton J. Haynes joined the Company in April 2001 as Treasurer and Senior Vice President, Finance. In November 2001, Mr. Haynes was appointed Chief Financial Officer of the Company. From 1992 to March 2001, Mr. Haynes was employed by PricewaterhouseCoopers LLP, ultimately serving as a Manager in the Audit and Business Advisory Services practice. Mr. Haynes received a B.A. from the University of California at Los Angeles and is a Certified Public Accountant.

Dooyong Lee joined the Company in January 2005 as Executive Vice President. From 2003 to January, 2005, Mr. Lee was Chief Operating Officer of Global Patent Holdings LLC/TechSearch LLC, a privately held patent holding company whose assets were acquired by the Company in January, 2005. From 2000 to 2003, Mr. Lee was President of LPS Group, a patent licensing company founded under Information Holdings Inc. (now part of The Thomson Corporation, NYSE:TOC). Prior to LPS Group, Mr. Lee co-founded FRI, an intellectual property consulting firm, then under the sponsorship of Fish & Richardson, PC. Prior to LPS Group, Mr. Lee was a licensing executive at AT&T Bell Laboratories/Lucent Technologies. Mr. Lee started his career as a Member of the Technical Staff at AT&T Bell Labs in 1984. Mr. Lee holds a B.A. from Oberlin College and an M.S. from the University of California at Berkeley.

Edward J. Treska joined the Company in April 2004 as Vice President. Mr. Treska was previously General Counsel, Director of Patents and Licensing for SRS Labs, Inc. between 1996 and 2004, a technology licensing company specializing in audio enhancement. Prior to joining SRS Labs, Mr. Treska practiced law at the intellectual property law firm of Knobbe, Martens, Olson & Bear and prior to law school was a design engineer with the former TRW Space & Technology Group. Mr. Treska is a registered patent attorney who holds a B.S. degree in Electrical Engineering from Colorado State University and a J.D. degree from the University of San Diego School of Law.

Summary Compensation

The following table sets forth information concerning all cash and non-cash compensation earned for services rendered in all capacities to the Company during the last fiscal year for (a) the Company's Principal Executive Officer and Principal Financial Officer and (b) the three most highly compensated executive officers, other than the Principal Executive Officer and Principal Financial Officer. The listed individuals are referred to as our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Paul R. Ryan	2007	331,473	96,499	273,813	86,743	-	-	-	788,528
Chairman and Chief Executive Officer	2006	314,452	6,189	83,857	208,270	-	-	-	612,768
Robert L. Harris, II	2007	325,513	96,381	273,813	86,256	-	-	-	781,963
President	2006	308,797	6,078	83,857	207,833	-	-	-	606,565
Robert A. Berman [3]	2007	86,539	50,000	-	-	-	-	350,000	486,539
Chief Operating Officer General Counsel, Secretary	2006	292,067	85,769	71,877	214,125	-	-	-	663,838
Amit Kumar, Ph.D. [4]	2007	267,861	-	-	310,145	-	-	-	578,006
Chief Executive Officer President of CombiMatrix	2006	414,413	-	-	571,915	-	-	-	986,328
Clayton J. Haynes	2007	242,966	73,865	114,673	35,800	-	-	-	467,304
Chief Financial Officer	2006	222,789	4,423	35,940	90,927	-	-	-	354,079
Dooyong Lee [5] Executive Vice President	2007	316,846	96,346	291,806	1,196,821	-	-	-	1,901,819
Edward J. Treska [5] Secretary	2007	187,688	3,673	95,930	55,838	-	-	-	343,129

(1) Stock awards consist only of AR Acacia Technologies restricted stock awards. Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by the Company in its 2007 and 2006 consolidated financial statements, as determined pursuant to FAS 123R. The method used to calculate the fair value of restricted stock awards is set forth under Note 2 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal 2007 filed with the SEC on March 14, 2008.

(2) Except for Dr. Kumar, option awards consist of AR-Acacia Technologies option awards. Option awards for Dr. Kumar consist of AR-CombiMatrix option awards. Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by the Company in its 2007 and 2006 consolidated financial statements, as determined pursuant to FAS 123R, for option awards granted in 2007, 2006, 2005, 2004 and 2003, with all or a portion of the award vesting in 2007 and/or 2006. The assumptions used to calculate the fair value of option awards granted in 2007, 2006 and 2005 are set forth under Note 2 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for fiscal 2007, filed with the SEC on March 14, 2008. The assumptions used to calculate the fair value of option awards granted in 2004 and 2003 are set forth under Note 2 to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for fiscal 2005, filed with the SEC on March 16, 2006.

(3) Reflects Mr. Berman's compensation through March 6, 2007. On March 6, 2007, the Company entered into a separation agreement with Robert A. Berman. In connection with the termination of Mr. Berman's employment, the Company has paid Mr. Berman an amount equal to one (1) year base salary at $300,000 and agreed to provide Mr. Berman and his dependents with health plan continuation coverage pursuant to COBRA in accordance with the Company's Executive Severance Policy. Under the separation agreement, the Company agreed to pay Mr. Berman an additional amount of $50,000. In 2007, the Company recognized a credit of approximately $169,000, reflecting the reversal of certain non-cash stock compensation charges recorded in prior periods, due to the pre-vesting forfeiture of certain share-based awards in connection with Mr. Berman's separation.

(4) Reflects Dr. Kumars 2007 compensation through his resignation on August 15, 2007. Compensation related to option awards for Dr. Kumar reflects the compensation costs recognized by the Company in its 2007 and 2006 consolidated financial statements, as determined pursuant to FAS 123R, for Acacia Research-CombiMatrix option awards granted.

(5) Mr. Lee and Mr. Treska were not executive officers in 2006.

Employment Agreements. The Company has entered into employment contracts with Paul R. Ryan, Robert L. Harris, II, Clayton J. Haynes, Dooyong Lee and Edward J. Treska.

Paul L. Ryan is employed as Chief Executive Officer with an annual salary of $337,910. Robert L. Harris is employed as President with an annual salary of $331,834. Clayton J. Haynes, is employed as Chief Financial Officer, Sr. Vice President of Finance and Treasurer with an annual salary of $253,000. Dooyong Lee is employed as Executive Vice President with an annual salary of $330,000. Edward J. Treska is employed as Vice President of Licensing and Corporate Secretary with an annual salary of $191,008.

All employment agreements with the Named Executive Officers may be terminated by either party for any reason upon thirty (30) days advance notice. Upon termination without cause, the Named Executive Officer will be eligible for payment pursuant to our then effective severance plan, if any. The current severance plan is described below on pages 29 and 30 under the heading "Potential Payments Upon termination or Change in Control." In addition, the Named Executive Officer is eligible for an annual discretionary cash bonus of up to thirty percent (30%) of his base salary. The cash bonus will be determined by the Compensation Committee upon consideration of personal performance, overall company performance and any other factors that the Compensation Committee elects to consider.

The existing employment agreements with Messrs. Ryan, Harris and Haynes commenced on March 31, 2008. The existing employment agreement with Edward J. Treska commenced in April 2004 and provided that Mr. Treska receive an initial grant of stock options to purchase 115,000 shares of the Company's stock. The options are now fully vested. The existing employment agreement with Dooyong Lee commenced in January 2005 and provided that Mr. Lee receive an initial grant of stock options to purchase 225,000 shares of the Company's stock. The options are now fully vested.

The Company does not have any agreement or arrangement with any Named Executive Officers relating to a change in control of the Company other than any provisions for the accelerated vesting of stock awards in the respective stock award agreement and the Executive Severance Policy. The agreements and arrangements are described in greater detail under the Section "Potential Payments Upon Termination or Change in Control".

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL 2007

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Paul R. Ryan	6/7/07	-	-	-	-	-	-	60,000[1]	-	-	13.19	791,400[4]
Robert L. Harris, II	6/7/07	-	-	-	-	-	-	60,000[1]	-	-	13.19	791,400[4]
Amit Kumar, Ph.D.	-	-	-	-	-	-	-	-	-	-	-	-
Robert A. Berman	-	-	-	-	-	-	-	-	-	-	-	-
Clayton J. Haynes	6/7/07	-	-	-	-	-	-	25,000[1]	-	-	13.19	329,750[4]
Dooyong Lee	6/7/07	-	-	-	-	-	-	100,000[2]	100,000[3]	13.19	13.19	2,143,110[4]
Edward J. Treska	6/7/07	-	-	-	-	-	-	20,000[1]	-	-	13.19	263,800[4]

(1) Grants of Restricted Stock under the Company's 2002 Stock Incentive Plan. One-half of the shares will vest one year after the date of grant and one-half of the shares will vest two years after date of grant.

(2) Grant of Restricted Stock under the Company's 2002 Stock Incentive Plan. One-third of the shares will vest one year after the date of grant, one-third of the shares will vest two years after the date of grant and one-third of the shares will vest three years after the date of grant

(3) Stock option grant under the Company's 2002 Stock Incentive Plan at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant with a maximum term of ten years. The Option shares vest in twelve (12) equal monthly installments upon completion of each month of service over the twelve (12) month period measured from the date of grant.

(4) The value of an option award is based on the fair value as of the grant date of such award determined pursuant to FAS123R. The exercise price for all options granted to the named executive officer is 100% of the fair market value of the shares on the grant date. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of the Company's common stock at such date in the future when the option is exercised.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information, with respect to the Named Executive Officers, concerning the Outstanding Equity Awards of AR Acacia Technologies stock at the end of fiscal year 2007.

	Option Awards[1]					Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Paul R. Ryan	123,751	-	-	20.90	1/5/10	60,000[7]	538,800	-	-
	330,002	-	-	15.27	7/9/10				
	275,001	-	-	3.92	3/29/11				
	161,000	-	-	1.85	12/16/12				
	40,000	-	-	1.85	5/20/13				
	60,000	-	-	1.85	8/19/13				
	91,667	-	-	5.17	11/24/13				
	91,667	-	-	4.14	10/19/14				
Robert L. Harris, II	22,000	-	-	12.01	5/16/10	60,000[7]	538,800	-	-
	440,000	-	-	19.05	7/13/10				
	275,001	-	-	3.92	3/29/11				
	161,000	-	-	1.85	12/16/12				
	40,000	-	-	1.85	5/20/13				
	91,667	-	-	5.17	11/24/13				
	91,667	-	-	4.14	10/19/14				
Robert A. Berman	-	-	-	-	-	-	-	-	-
Amit Kumar, Ph.D.	220,002	-	-	15.27	7/9/10	-	-	-	-
	25,440	-	-	3.92	3/29/11				
Clayton J. Haynes	46,000	-	-	3.96	4/2/11	25,000[7]	224,500	-	-
	52,500	-	-	1.85	12/16/12				
	13,330	-	-	1.85	5/20/13				
	37,620	-	-	5.17	11/24/13				
	34,483	3,137[3]	-	4.14	10/19/14				
Dooyong Lee	218,749	6,251[4]	-	5.80	1/28/15	100,000[8]	898,000	-	-
	143,749	156,251[5]	-	7.90	1/17/16				
	49,999	50,001[6]	-	13.19	6/7/17				
Edward J. Treska	102,500	-	-	6.66	4/19/14	20,000[7]	179,600	-	-

(1) All awards were granted under the 2002 Acacia Technologies Stock Incentive Plan which assumed awards outstanding in prior stock option plans.

(2) The options were granted at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant and have a term of ten years. The options are fully vested.

(3) The options were granted on October 19, 2004 at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant and have a term of ten years. The options were fully vested on 1/2/08.

(4) The options were granted on January 28, 2005 at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant and have a term of ten years. The options were fully vested on 1/28/08.

(5) The options were granted on January 17, 2006 at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant and have a term of ten years. Assuming continued employment, the unexercised options will vest in equal month installments through January 17, 2010.

(6) The options were granted on June 7, 2007 at an exercise price equal to the closing price of AR Acacia Technologies stock on the date of grant and have a term of ten years. Assuming continued employment, the unexercised options will vest in equal month installments through June 7, 2008.

(7) Granted on June 7, 2007. Assuming continued employment, one-half of the restricted stock grants will become fully vested on June 7, 2008 and one-half will become fully vested on June 7, 2009.

(8) Granted on June 7, 2007. Assuming continued employment, one-third of the restricted stock grant will become fully vested on June 7, 2008, one-third will become fully vested on June 7, 2009 and one-third will become fully vested on June 7, 2010.

2007 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Paul R. Ryan	-	-	35,000	442,750
Robert L. Harris, II	-	-	35,000	442,750
Amit Kumar, Ph.D.	151,661	1,783,361(1)	-	-
Robert A. Berman	352,706	3,476,607(1)	-	-
Clayton J. Haynes	10,000	108,396(1)	15,000	189,750
Dooyong Lee	-	-	30,000	379,500
Edward J. Treska	10,000	72,100(1)	15,000	189,750

(1) The value realized equals the difference between the option exercise price and the closing price of the stock on the day of exercise.

Potential Payments Upon Termination or Change in Control

Under the Company's Executive Severance Policy, full-time employees with the title of Senior Vice President and higher of the Company (Officer) are entitled to receive certain benefits upon termination of employment. If the Company terminated the employment of an Officer for other than cause or other than on account of death or disability, the Company will (i) promptly pay to the Officer a lump sum amount equal to the aggregate of (a) accrued obligations (i.e., the Officers annual base salary through the date of termination to the extent not theretofore paid and any compensation previously deferred by the Officer (together with any accrued interest or earnings thereon) and any accrued vacation pay, and reimbursable expenses, in each case to the extent not theretofore paid) and (b) three (3) months of the Officers base salary for each full year that the Officer was employed by the Company (the "Severance Period"), up to a maximum of twelve (12) months of the Officer's base salary and (ii) provide to the Officer, Company paid COBRA coverage for the medical and dental benefits selected by the Officer in the year in which the termination occurs, for the duration of the Severance Period.

If the Company had terminated the Named Executive Officers named in the Summary Compensation Table above without cause on December 31, 2007, each of the Named Executive Officers with a title of Senior Vice President and higher would have received a lump sum payment equal to twelve (12) months of the Officers base salary, in addition to the accrued obligations and COBRA coverage described above. For our Named Executive Officers, this lump sum amount would have been $337,910 for Mr. Ryan, $331,834 for Mr. Harris, $253,000 for Mr. Haynes and $330,000 for Mr. Lee. Dr. Kumar resigned from the Company on August 15, 2007. There is no acceleration of the vesting of any outstanding stock awards or stock options upon termination of employment that would be triggered by any agreement or in accordance with the Executive Severance Policy. The executives do not receive severance or other payments in any other circumstances, including death or disability.

Notwithstanding the foregoing, the Company entered into employment agreements with Paul R. Ryan, Robert L. Harris II, Clayton J. Haynes, Dooyong Lee and Edward J. Treska which provide that the employment agreements may be terminated only after 30 days notice.

Other than the foregoing, the Company does not have any agreements with any of its Named Executive Officers that would provide for payments upon termination of employment.

On a change in control or hostile takeover (both as defined in our stock plans), all outstanding unvested stock awards, including outstanding unvested options, will fully vest on the close of the change in control or hostile takeover. If a change in control had closed as of 12/31/07, the following executive officers would have vested in the following stock awards, including options:

	Stock Option Awards		Restricted Stock Awards		
Name	Number of Shares	Value($)	Number of Shares	Value($)	Total Value($)
Paul R. Ryan	0	0	60,000	538,800	538,800
Robert L. Harris, II	0	0	60,000	538,800	538,800
Clayton J. Haynes	3,137	15,183	25,000	224,500	239,683
Dooyong Lee	212,503	188,629	100,000	898,000	1,086,629
Edward J. Treska	0	0	20,000	179,600	179,600

The determination of the value of the restricted stock that vested on this hypothetical change in control is determined by multiplying the shares that vested against the closing sales price of our stock on the last trading day prior to 12/31/07 and the value of the stock options that vested on this hypothetical change in control is determined by multiplying the shares that vested against the difference between the closing sales price of our stock on, the last trading day prior to 12/31/07, and the exercise price per share, with a zero being used for the value of any options where the exercise price is greater than the closing sales price of our stock on. The fair market value of a share of Acacia Research Acacia Technologies common stock is assumed to be $8.98 which was the closing price of the stock on December 31, 2007, the last trading day in 2007. We are not required to make any other payments in connection with a change in control of the company.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company's Board of Directors currently consists of Messrs. deBoom, Frykman and Graziadio. None of these individuals was an officer or employee of the Company at any time during 2007 or at any other time. No current executive officer of the Company has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the Company's audited financial statements for 2007, which include the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders equity and cash flows for each of the three years in the period ended December 31, 2007, and the notes thereto.

Composition. The Audit Committee of the Board of Directors is comprised of three directors and operates under a written charter adopted by the Board of Directors. The charter was amended by the Board of Directors on October 19, 2004. A copy of the amended charter is attached as Appendix B to this Proxy. The members of the Audit Committee are Fred A. deBoom, William S. Anderson and Edward W. Frykman. All members of the Audit Committee are independent, as defined in Rule 10A-3 under the Exchange Act and Rule 4200(a)(15) of the Marketplace Rules contained in the NASDAQ Manual, and financially literate.

Responsibilities. The responsibilities of the Audit Committee include recommending to the Board of Directors an accounting firm to be engaged as the Company's independent registered public accounting firm. Management has primary responsibility for the Company's internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committees responsibility is to oversee these processes.

Review with Management and Independent registered public accounting firm. The Audit Committee has reviewed the Company's consolidated audited financial statements, met separately, and held discussions with management and Grant Thornton LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee discussed with Grant Thornton LLP matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee discussed with the independent registered public accounting firm, Grant Thornton LLP, the firms independence.

Conclusion. Based upon the Audit Committees discussions with management and the independent registered public accounting firm, the Audit Committees review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the SEC.

This report is submitted by the Audit Committee of the Board of Directors.

Fred A. deBoom
William S. Anderson
Edward W. Frykman

Change in Certifying Accountant

On June 11, 2007, the Audit Committee dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and engaged Grant Thornton LLP as the Company's new independent registered public accounting firm.

The report of PricewaterhouseCoopers LLP on the financial statements of the Company as of and for the year ended December 31, 2006, did not contain an adverse opinion, or disclaimer of opinion and was not qualified or modified due to uncertainty, audit scope or accounting principle, except for an explanatory paragraph describing the need of the CombiMatrix Group of Acacia Research Corporation to raise additional capital to achieve its intended business objectives. The report of PricewaterhouseCoopers LLP on the financial statements of the Company as of and for the year ended December 31, 2005, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

The Company's Audit Committee and Board of Directors participated in and approved the decision to change its independent registered public accounting firm.

During the fiscal years ended December 31, 2005 and 2006, and through June 11, 2007, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their reports on the financial statements for such years.

During the years ended December 31, 2005 and 2006, and through June 11, 2007, there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K, except that the Item 4 section of the Company's Form 10-Q for the quarter ended June 30, 2006 included a conclusion by the management of the Company that the Company did not maintain effective controls over revenue recognition because a material weakness existed that resulted in a more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. The Company's management believes that this material weakness was remediated as of September 30, 2006, as disclosed in Item 4 of the Company's Form 10-Q for the quarter ended September 30, 2006, and has authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of the successor independent registered public accounting firm concerning the subject matter of such reportable event.

The Company engaged Grant Thornton LLP as its new independent registered public accounting firm as of June 15, 2007. During the two most recent fiscal years and through June 15, 2007, the Company has not consulted with Grant Thornton LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company or oral advice was provided that Grant Thornton LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Audit and Related Fees

On June 11, 2007, the Audit Committee dismissed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm and engaged Grant Thornton LLP as the Company's new independent registered public accounting firm. PricewaterhouseCoopers LLP served as the Company's independent registered public accounting firm during the fiscal year ended December 31, 2006 and it provided audit services during the fiscal year ended December 31, 2007. Accordingly, the Company was billed for professional services rendered by each of PricewaterhouseCoopers LLP and Grant Thornton LLP in connection with the fiscal years ended December 31, 2007 and 2006.

During the fiscal years ended December 31, 2007 and 2006, fees billed in connection with services rendered by PricewaterhouseCoopers LLP were as set forth below (on a consolidated basis including Acacia Research Corporation and its subsidiaries, including CombiMatrix Corporation):

Audit Fees – Total fees billed by PricewaterhouseCoopers LLP for audit services rendered during 2007 and 2006 were $379,000 and $1,329,000, respectively. In 2007 and 2006, $75,000 and $258,000, respectively, of the fees billed related to audit services rendered in connection with CombiMatrix Corporation's Registration statement on Form S-1, prepared in connection with the split-off of CombiMatrix Corporation.

Audit-Related Fees – Total fees billed by PricewaterhouseCoopers LLP for audit-related services during 2007 and 2006 were $0 and $61,000 respectively.

Tax Fees – Total fees billed by PricewaterhouseCoopers LLP for tax services rendered during 2007 and 2006 were $125,000 and $157,000, respectively.

All Other Fees – There were no fees billed by PricewaterhouseCoopers LLP for other services rendered during 2007 and 2006.

During the fiscal year ended December 31, 2007, fees billed in connection with services rendered by Grant Thornton LLP were as set forth below (on a consolidated basis including Acacia Research Corporation and its subsidiaries, including CombiMatrix Corporation)

Audit Fees – Total fees billed by Grant Thornton LLP for audit services during 2007 were $468,000.

Audit-Related Fees – There were no fees billed by Grant Thornton LLP for Audit Related Services during 2007.

Tax Fees – There were no fees billed by Grant Thornton LLP for tax services during 2007.

All Other Fees – There were no fees billed by Grant Thornton LLP for other services during 2007.

Total fees billed by Grant Thornton LLP for other services rendered during 2006 were $266,000. Other services primarily related to Sarbanes Oxley compliance consulting services.

Audit Committee Pre-Approval Policy

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by the independent accountant. At the beginning of the fiscal year, the Committee pre-approves the engagement of the independent accountant to provide audit services based on fee estimates. The Committee also pre-approves proposed audit-related services, tax services and other permissible services, based on specified project and service details, fee estimates, and aggregate fee limits for each service category. The Committee receives information on the status of services provided or to be provided by the independent accountant and the related fees.

Certain Relationships and Related Transactions

The Company does not have a formal policy for review, approval or ratification of related party transactions required to be reported in this Proxy Statement. However, the Company has adopted a corporate Code of Conduct which applies to all employees, officers, and directors of the Company and a Board of Directors Code of Conduct which applies to only the directors of the Company. Each Code of Conduct provides obligations and prohibitions on any related party transactions which cause employees, officers or directors of the Company to face a choice between what is in their personal interest and the interest of the Company. The corporate Code of Conduct requires conflicts of interest which result from investments in companies doing business with the Company or in one of the Company's competitors to be disclosed to the Company's General Counsel and approved by the Company's Board. The corporate Code of Conduct requires employees, officers, and directors that are conducting Company business with family members to disclose such transactions to the Company's General Counsel. Such transactions are generally prohibited unless approved by the Board. The Board of Directors Code of Conduct provides further obligations for director conflicts of interest. The Board of Directors Code of Conduct requires directors to disclose material conflicts of interest to the Company's General Counsel. The Company's General Counsel must notify the Board, and the disinterested Board members must determine whether the situation represents a material conflict of interest. If the Board determines there is a material conflict of interest, the Board must determine the appropriate manner to address the conflict and may prohibit the interested director from approving the transaction, have the transaction approved by the Company's Audit Committee, or have the transaction approved by another disinterested body of the Board.

The Company reviews the Director and Officer questionnaires completed by the directors and executive officers annually. If any related party transactions are reported, management reviews the transactions and consults with the Board. Since January 1, 2007, there has not been any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeded or exceeds $120,000 and in which any director, executive officer, holder of more than 5% of any class of the Company's voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Indemnification Agreements with Directors and Officers. In addition to the indemnification provisions contained in the Company's Restated Certificate of Incorporation and Bylaws, the Company has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify each such director or officer against expenses (including attorneys' fees), damages, judgments, fines, penalties and settlements paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of the Company (other than liabilities with respect to which such individual receives payment from another source, arising in connection with certain final legal judgments, arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest, or which the Company is prohibited by applicable law from paying) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Company's common stock. The Company believes that, based on the written representations of its directors and officers, and the copies of reports filed with the SEC during the fiscal year ended December 31, 2007, its directors, officers and holders of more than 10% of the Company's common stock complied with the requirements of Section 16(a).

Form 10-K

On March 14, 2008, the Company filed with the SEC an Annual Report on Form 10-K for the 2007 fiscal year. A copy of the Company's Form 10-K has been mailed concurrently with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy solicitation material.

Householding

We are sending only one Form 10-K report and proxy statement to certain street-name stockholders who share a single address, unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if any stockholder residing at such an address wishes to receive a separate Form 10-K or proxy statement in the future, they may telephone our Corporate Secretary at (949) 480-8300 or write to him at Acacia Research Corporation, 500 Newport Center Drive, Newport Beach, California 92660. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting the Secretary in the same manner.

Stockholder Proposals for the 2009 Annual Meeting

Stockholders may submit proposals on matters appropriate for stockholder action at subsequent annual meetings of the Company consistent with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. Proposals of stockholders intended to be presented at the Company's 2009 Annual Meeting of Stockholders must be received by the Company (Attention: Secretary, at the principal offices of the Company), no later than the close of business on February 19, 2009, in accordance with our Bylaws, for inclusion in the Boards proxy statement and form of proxy for that meeting. In order for a stockholder proposal not intended to be subject to Rule 14a-8 (and thus not subject to inclusion in our proxy statement) to be considered timely within the meaning of Rule 14a-4 under the Securities Exchange Act of 1934, as amended, and pursuant to our bylaws, notice of any stockholder proposals must be delivered to the Company's Secretary in writing not less than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the 2008 Annual Meeting, after which a proposal is untimely. In the event that the date of the 2009 Annual Meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to the 2009 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2009 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2009 Annual Meeting is first made by the Company. A stockholders notice to the Secretary must set forth for each matter proposed to be brought before the annual meeting (a) a brief description of the matter the stockholder proposes to bring before the meeting and the reasons for conducting such business at the meeting, (b) the name and address of the stockholder proposing such business, (c) the number of shares of the Company's common stock which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business.

Incorporation of Financial Statements and Related Material

Our financial statements, management's discussion and analysis of financial condition and results of operations, and quantitative and qualitative disclosures about market risk are incorporated by reference to our Annual Report on Form 10-K for the period ended December 31, 2007.

April 21, 2008

By Order of the Board of Directors,

Edward J. Treska
Secretary

Appendix A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ACACIA RESEARCH CORPORATION

Acacia Research Corporation, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

A. The name of the Corporation is Acacia Research Corporation. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 8, 1999.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restated, integrates, and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Acacia Research Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Paul R. Ryan, a duly authorized officer of the Corporation, on ____________, 2008.

____

Paul R. Ryan
Chairman and Chief Executive Officer

EXHIBIT A

ARTICLE I
NAME

The name of the corporation is Acacia Research Corporation (the "Corporation").

ARTICLE II
ADDRESS OF REGISTERED OFFICE; NAME OF REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware 32 W. Loockerman Street, Suite 201, Dover, County of Kent, Delaware. The name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

ARTICLE IV
CAPITAL STOCK

SECTION 1. AUTHORIZATION. The aggregate number of shares of stock which the Corporation shall have authority to issue is one hundred and ten million (110,000,000) shares, of which one hundred million shares shall be shares of common stock having a par value of $0.001 per share (the "Common Stock"), and ten million (10,000,000) shares shall be shares of preferred stock having a par value of $0.001 per share (the "Preferred Stock") and issuable in one or more series as hereinafter provided. For purposes of this ARTICLE IV, references to the "Board of Directors" shall refer to the Board of Directors of the Corporation, as established in accordance with ARTICLE V of the certificate of incorporation of the Corporation, and references to "the Certificate of Incorporation" shall refer to this Amended and Restated Certificate of Incorporation as the same may be amended from time to time. The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote generally in the election of directors.

SECTION 2. CONVERSION. Upon this Amended and Restated Certificate of Incorporation becoming effective pursuant to the DGCL (the "Effective Time"), and without any further action on the part of the Corporation or its stockholders, each share of the Corporation's existing Acacia Research-Acacia Technologies Common Stock, having a par value of $0.001 per share, then issued (including shares held in the treasury of the Corporation) ("AR-Acacia Technologies stock"), shall be automatically reclassified, changed and converted into one (1) fully paid and non-assessable share of Common Stock. Any stock certificate which, immediately prior to the Effective Time, represents shares of AR-Acacia Technologies stock, will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares as indicated above in this SECTION 2 of Common Stock. As soon as practicable after the Effective Time, the Corporation's transfer agent shall mail a transmittal letter to each record holder who then holds shares of AR-Acacia Technologies stock, informing such persons of this reclassification with appropriate instructions on exchanging certificates representing such shares and other relevant matters.

SECTION 3. COMMON STOCK. The voting powers, preferences and relative, participating, optional or other special rights of the Common Stock, and the qualifications and restrictions thereon, shall be as follows in this SECTION 3.

SECTION 3.1 Dividends. Subject to the rights, preferences, privileges, restrictions and other matters pertaining to the Preferred Stock that may at that time be outstanding, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

SECTION 3.2 Voting Rights. Except as otherwise required by law, or as otherwise fixed by resolution or resolutions of the Board of Directors with respect to one or more series of Preferred Stock, the entire voting power and all voting rights shall be vested exclusively in the Common Stock, and each stockholder of the Corporation who at the time possesses voting power for any purpose shall be entitled to one vote for each share of such stock standing in his or her name on the books of the Corporation.

SECTION 3.3 Liquidation Rights. In the event of any liquidation, dissolution or winding up (either voluntary or involuntary) of the Corporation, the holders of shares of Common Stock shall be entitled to receive the assets and funds of the Corporation available for distribution after payments to creditors and to the holders of any Preferred Stock of the Corporation that may at the time be outstanding, in proportion to the number of shares held by them. Neither the merger nor consolidation of the Corporation into or with any other corporation, nor a sale, transfer or lease of all or any part of the assets of the Corporation, shall, alone, be deemed a liquidation or winding up of the Corporation or cause the dissolution of the Corporation, for purposes of this SECTION 3.3.

SECTION 4. PREFERRED STOCK. The Preferred Stock may be issued from time to time in one or more series, each with such distinctive designation as may be stated in the Certificate of Incorporation or in any amendment hereto, or in a resolution or resolutions providing for the issue of such stock from time to time adopted by the Board of Directors or a duly authorized committee thereof. The resolution or resolutions providing for the issue of shares of a particular series shall fix, subject to applicable laws and the provisions of the Certificate of Incorporation, for each such series the number of shares constituting such series and the designation and the voting powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including, without limiting the generality of the foregoing, such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by the Board of Directors or a duly authorized committee thereof under the DGCL.

ARTICLE V
BOARD OF DIRECTORS

SECTION 1. NUMBER OF DIRECTORS AND THEIR ELECTION. The number of directors of the Corporation shall be fixed from time to time by a by-law of the Corporation or amendment thereof duly adopted by the Board of Directors. Election of directors need not be by written ballot, unless so provided in the By-laws of the Corporation.

SECTION 2. POWERS OF THE BOARD OF DIRECTORS. In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, alter, amend and repeal the By-laws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any by-law whether adopted by them or otherwise; provided, however, that the affirmative vote of 66 and 2/3 percent of the voting power of the capital stock of the Corporation entitled to vote thereon shall be required for stockholders to adopt, amend, alter or repeal any provision of the By-laws of the Corporation.

SECTION 3. CLASSIFIED BOARD OF DIRECTORS. Except as otherwise provided for or fixed pursuant to the provisions of ARTICLE V of this Certificate of Incorporation or any resolution or resolutions of the Board of Directors providing for the issuance of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors shall be determined by the Board of Directors in accordance with the Bylaws. The directors, other than those who may be elected by the holders of Preferred Stock or any other class or series of stock having a preference over the Common Stock as to dividends or upon liquidation pursuant to the terms of this Certificate of Incorporation or any resolution or resolutions providing for the issuance of such class or series of stock adopted by the Board of

Directors, shall be divided into three classes, Class I, Class II and Class III, as nearly equal in number as possible. The term of office for the Class I directors shall expire at the annual meeting of the stockholders in 2010; the term of office for the Class II directors shall expire at the annual meeting of the stockholders in 2008; and the term of office for the Class III directors shall expire at the annual meeting of the stockholders in 2009. At each annual meeting of the stockholders commencing in 2008, the successors to the directors whose terms are expiring shall be elected to a term expiring at the third succeeding annual meeting of the stockholders. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected by the stockholders or appointed by the Board of Directors to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director elected by the stockholders or appointed by the Board of Directors to fill a vacancy caused by the death, resignation, retirement, disqualification or removal of a director shall hold office for a term that shall coincide with the remaining term of that class. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

ARTICLE VI
STOCKHOLDER ACTIONS

SECTION 1. MEETINGS AND RECORDS. Meetings of stockholders may be held within or without the State of Delaware, as the By-laws of the Corporation may provide. The books of the Corporations may be kept (subject to the DGCL) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the Corporation.

SECTION 2. SPECIAL MEETINGS. Special meetings of stockholders may be called at any time by the Board of Directors or by the Chairman of the Board of Directors, or the President, and may not be called by any other person or persons.

SECTION 3. WRITTEN CONSENTS. No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders.

ARTICLE VII
LIMITATION ON LIABILITY OF DIRECTORS

No person shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, including without limitation for serving on a committee of the Board of Directors, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. If the DGCL is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any amendment, repeal or modification of this ARTICLE VII shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

ARTICLE VIII
INDEMNIFICATION

SECTION 1. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation. No amendment, repeal or modification of this ARTICLE VIII by the stockholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this ARTICLE VIII at the time of such amendment, repeal or modification.

ARTICLE IX
AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation hereby reserves the right from time to time to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, and privileges of whatsoever nature conferred upon the stockholders, directors or any other persons whomsoever by or pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this ARTICLE IX.

Appendix B

Acacia Research Corporation
Audit Committee Charter

Effective October 19, 2004

The Board of Directors (the "Board") of Acacia Research Corporation (the "Company") has established a standing committee to be known as the Audit Committee (the "Committee").

Purpose

The purpose of the Committee is to oversee the Company's auditing, accounting and control functions, including primary responsibility for the financial reporting process of the Company. In particular, the Committee shall assist the Board in monitoring:

- The integrity of the financial statements of the Company, to ensure the balance, transparency and integrity of published financial information,
- The outside auditor's independence and qualifications,
- The performance of the Company's outside auditors,
- The compliance by the Company with legal and regulatory requirements, and
- The effectiveness of the Company's internal controls and risk management system.
- Review and concur in the appointment, replacement, reassignment or dismissal of the Chief Financial Officer.

The Committee's responsibilities shall also include:

- Preparing the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement, and
- The appointment, compensation, retention, oversight and, where appropriate, replacement of the Company's outside auditors, who are responsible to the Board and the Committee.

Authority

The Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. Such authority includes but is not limited to:

- Retaining outside counsel, accountants, outside advisors, consultants, or others to assist in the conduct of an investigation or as it determines appropriate to advise or assist in the performance of its functions.
- Seeking any information it requires from employees or external parties. Employees and external parties will be directed to cooperate and comply with the committee's requests.
- Meeting with the senior financial personnel, company officers, outside auditors, or outside counsel, as necessary.

- Establishing procedures for dealing with concerns of employees regarding accounting, internal control and auditing matters.

- Establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or accounting matters.

Composition

The Committee shall be composed of such number of directors as may be appointed by the Board, but shall have at least three members, each of whom shall meet the SEC and Nasdaq independence and experience requirements, as determined by the Board. Specifically, each member of the Committee shall be barred from accepting any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company, and shall not be an "affiliated person" of the Company or any subsidiary of the Company, in each case other than in such member's capacity as a member of the Board or any committee of the Board. Such members shall be outside directors who are independent of Company management and in a better position to provide the independent point of view crucial to this Committee's effectiveness. All such members shall be financially literate and at least one shall qualify as a "financial expert" as defined under applicable SEC rules, as determined by the Board.

The Board shall appoint the members of the Committee to serve until their successors have been duly designated and one member so appointed shall be designated by the Board as the chair of the Committee.

Members of the Committee may be removed by the Board for any reason at any time. Vacancies on the Committee shall be filled by vote of the Board during its first meeting following the occurrence of such vacancy.

Meetings

The Committee shall meet at least four times a year, and may meet additionally as it deems necessary or appropriate in its judgment, either in person or telephonically, such additional meetings to be called by the chair or at least two other members of the Committee.

The Committee may adopt rules for its meetings and activities. In the absence of any such rules, Committee actions shall be governed by the Company's bylaws and applicable law. In all cases, a quorum of the Committee shall be a majority of the persons then serving as members of the Committee. Minutes shall be regularly kept of the Committee's proceedings, by a person appointed by the Committee to do so.

The Committee shall also meet at least quarterly with management and the Company's outside auditors in separate executive sessions.

The Committee will hold at least one private meeting per year.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

- Review the annual audited and quarterly financial statements and Form 10-K, including the results of the audit for each fiscal year and MD&A disclosures, with management and the outside auditor, and recommend to the Board the inclusion of the annual audited financial statements in the Company's Annual Report on Form 10-K to be filed with the SEC.

- Reviewing with the outside auditor and management the results of the outside auditor's review of the quarterly financial statements, including any significant accounting or disclosure and regulatory issues, prior to issuance of earnings releases and filing quarterly reports on Form 10-Q with the SEC.

- Oversee the periodic financial reporting process implemented by management and review the Company's interim financial statements, annual financial statements and preliminary announcements prior to release.

- Review management's process for ensuring that the information contained in press announcements is consistent with published information, balanced and transparent.

- Review from time to time (but in no event less often than annually) with the outside auditor and management, as appropriate:

  - Significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements;

  - Major issues regarding the Company's accounting and auditing principles and practices, including critical accounting policies, and major changes in auditing and accounting principles and practices proposed or promulgated by regulatory accounting authorities or suggested by the outside auditor, internal auditor or management;

  - Matters required to be discussed by Statement on Auditing Standards No. 61 and 90 relating to the conduct of the audit;

  - The results of the audit, which should include a review of any audit problems or difficulties encountered by the outside auditor in the course of the audit work, including any restrictions on the scope of activities or access to required personnel or information, and any disagreements with management; and

External Audit

- Annually retain, evaluate, and, if appropriate, recommend termination of the Company's outside auditor. The Committee shall be directly responsible, in its capacity as a committee of the Board, for the appointment, compensation, oversight, and evaluation of performance of the work of the outside auditor.

- Approve in advance all audit engagement fees and the terms of all audit services to be provided by the outside auditor. The Committee shall establish policies and procedures for the engagement of the outside auditor to provide permissible non-audit services, which shall include pre-approval of such services.

- At least annually, obtain and review a report from the outside auditor describing any relationships between the auditor and the Company and any other relationships that may adversely affect the auditor's independence, consider the independence of the outside auditor, and otherwise take appropriate action to satisfy itself of the independence of the auditor, including considering whether the provision of non-audit services by the outside auditor is compatible with the auditor's independence.

- At least annually, review the outside auditor's proposed audit scope and approach (inclusions and exclusions), including coordination of audit effort with internal audit, to ensure the completeness of coverage and reduction of redundant efforts.

- At least annually, obtain and review a report by the outside auditor describing its own internal quality-control procedures; any material issues raised by its most recent quality-control review or peer review; and any inquiry or investigation by governmental or professional authorities respecting any of its audits within the past five years, together with any steps taken to deal with any such issues.

- Discuss with the external auditor the appropriateness of the Company's accounting policies.

Internal Audit

- Review the internal audit function of the Company, including the proposed programs for the coming year, and the coordination of such programs with the outside auditors, with particular attention to maintaining the best possible balance between independent and internal auditing resources.

- Review progress of the internal audit program, key findings and management's action plans to address findings.

Compliance

- Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable law and regulations.

- Review the effectiveness of procedures for the receipt, retention, resolution and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and for employees to make confidential and anonymous submissions of concern regarding questionable accounting or auditing matters. This should also include a review of management follow-up, including disciplinary action, for any actions of noncompliance.

Internal Controls

- Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- Periodically review the adequacy and effectiveness of the Company's disclosure controls and procedures and the Company's internal controls, including any information technology security and control.

- Evaluate overall effectiveness of the Company's internal control and risk management frameworks and consider whether recommendations made by the auditors have been implemented by management.

Reporting

- Regularly report to the Board about committee activities, issues and related recommendations.

- Report annually to the stockholders, describing the committee's composition, responsibilities, and how they were discharged, and any other information required by regulators.

Other Responsibilities

- Assess annually the Committee's and individual members' performance of the duties specified in this Charter and report its findings to the Board.

- Annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board. This Charter shall be disclosed in the Company's proxy statement at least once every three years.

- Hold separate private meetings with management and external auditors.

- Establish policies for the hiring of employees and former employees of the external auditors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan and conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐ TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _________ TO ________.

Commission File Number 0-26068

ACACIA RESEARCH CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**95-4405754**
(State or other jurisdiction of incorporation organization)	(I.R.S. Employer Identification No.)
500 NEWPORT CENTER DRIVE, NEWPORT BEACH, CA	**92660**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(949) 480-8300**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Acacia Research - Acacia Technologies Common Stock, $0.001 par value	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark that disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Acacia Research - Acacia Technologies common stock held by non-affiliates of the registrant, computed by reference to the last sales prices of such stocks reported on The Nasdaq Stock Market, as of June 29, 2007, was approximately $458,295,628. (All executive officers and directors of the registrant are considered affiliates.)

As of February 25, 2008, 30,132,922 shares of Acacia Research-Acacia Technologies common stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its Annual Meeting of Stockholders to be filed with the Commission within 120 days after the close of its fiscal year are incorporated by reference into Part III.

ACACIA RESEARCH CORPORATION
FORM 10-K ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2007
TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs, as more fully disclosed in our discussion of risk factors incorporated by reference in Item 1A. of Part I of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Additional factors that could cause such results to differ materially from those described in the forward-looking statements are set forth in connection with the forward-looking statements.

As used in this Form 10-K, "we," "us" and "our" refer to Acacia Research Corporation and/or its wholly owned operating subsidiaries. All intellectual property acquisition, development, licensing and enforcement activities are conducted solely by certain of Acacia Research Corporation's wholly owned operating subsidiaries.

Item 1. BUSINESS

OVERVIEW

Acacia Research Corporation's operating subsidiaries acquire, develop, license and enforce patented technologies. Our operating subsidiaries generate license fee revenues and related cash flows from the granting of licenses for the use of patented technologies that our operating subsidiaries own or control. Our operating subsidiaries assist patent owners with the prosecution and development of their patent portfolios, the protection of their patented inventions from unauthorized use, the generation of licensing revenue from users of their patented technologies and, if necessary, with the enforcement against unauthorized users of their patented technologies. Currently, on a consolidated basis, our operating subsidiaries own or control the rights to 91 patent portfolios, which include U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries.

CombiMatrix Group Split-off Transaction and Related Discontinued Operations. In January 2006, Acacia Research Corporation's board of directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, the primary component of Acacia Research Corporation's CombiMatrix group, to become an independent public company. CombiMatrix Corporation's registration statement on Form S-1 was declared effective by the Securities and Exchange Commission ("SEC") on June 8, 2007. Following the redemption period required by Acacia Research Corporation's Restated Certificate of Incorporation, on August 15, 2007 (the "Redemption Date"), CombiMatrix Corporation was split-off from Acacia Research Corporation through the redemption of all outstanding shares of Acacia Research-CombiMatrix common stock in exchange for the distribution of new shares of CombiMatrix Corporation common stock, on a pro-rata basis, to the holders of Acacia Research-CombiMatrix common stock on the Redemption Date (the "Split-off Transaction"). On the Redemption Date, every ten (10) shares of Acacia Research-CombiMatrix common stock outstanding on August 15, 2007, was redeemed for one (1) share of common stock of CombiMatrix Corporation. Subsequent to the Redemption Date, Acacia Research Corporation no longer owns any equity interests in CombiMatrix Corporation and the two companies operate independently of each other.

As a result of the Split-off Transaction, we have disposed of our investment in CombiMatrix Corporation. Refer to Note 10A to the Acacia Research Corporation consolidated financial statements, included elsewhere herein, for information regarding presentation of the assets, liabilities, results of operations and cash flows for the CombiMatrix group as "Discontinued Operations," for all periods presented, in accordance with guidance set forth in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Capital Structure

As a result of the Split-off Transaction, Acacia Research Corporation no longer owns any equity interests in CombiMatrix Corporation and the CombiMatrix group is no longer a business group of Acacia Research Corporation. Pursuant to the terms of the Split-off Transaction, all outstanding shares of Acacia Research-CombiMatrix common stock were redeemed, and hence, all rights of holders of Acacia Research-CombiMatrix common stock ceased as of the Redemption Date, except for the right, upon the surrender to the exchange agent of shares of Acacia Research-CombiMatrix common stock, to receive new shares of CombiMatrix Corporation stock pursuant to the exchange ratio described above. Subsequent to the consummation of the Split-off Transaction, Acacia Research Corporation's only class of common stock outstanding is its Acacia Research-Acacia Technologies common stock.

Prior to the Split-off Transaction, Acacia Research Corporation had two classes of common stock outstanding, its Acacia Research-Acacia Technologies common stock ("AR-Acacia Technologies stock") and its Acacia Research-CombiMatrix common stock ("AR-CombiMatrix stock"). AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. AR-CombiMatrix stock was intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. Although the AR-Acacia Technologies stock and the AR-CombiMatrix stock were intended to reflect the performance of our different business groups, they were both classes of common stock of Acacia Research Corporation and were not stock issued by the respective groups.

Our Board of Directors has approved an amendment and restatement of our certificate of incorporation to remove reference to AR-CombiMatrix stock which was cancelled as a result of the redemption, to rename AR-Acacia Technologies stock as the only class of common stock, and to provide that all 100,000,000 shares of AR-Acacia Technologies stock currently authorized may be issued as a single class of common stock. The amendment and restatement of our certificate of incorporation is subject to approval by the stockholders at the next annual meeting of stockholders, as further described in our proxy statement to be filed. If adopted, each share of common stock will be entitled to one vote and the relative voting strength of the common stock will be equal notwithstanding the trading price of the common stock.

Other

Acacia Research Corporation, a Delaware corporation, was originally incorporated in California in January 1993 and reincorporated in Delaware in December 1999. Our website address is www.acaciaresearch.com. We make our filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file these reports. In addition, we post the following information on our website:

- our corporate code of conduct, our board of directors – code of conduct and our fraud policy;
- charters for our audit committee, nominating and corporate governance committee, disclosure committee and compensation committee;

The public may read and copy any materials that Acacia Research Corporation files with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Acacia Research Corporation, that file electronically with the SEC. The public can obtain any documents that Acacia Research Corporation files with the SEC at http://www.sec.gov.

BUSINESS

Intellectual Property Licensing Business

Acacia Research Corporation's operating subsidiaries acquire, develop, license and enforce patented technologies. Our operating subsidiaries generate license fee revenues and related cash flows from the granting of licenses for the use of patented technologies that our operating subsidiaries own or control. Our operating subsidiaries assist patent owners with the prosecution and development of their patent portfolios, the protection of their patented inventions from unauthorized use, the generation of licensing revenue from users of their patented technologies and, if necessary, with the enforcement against unauthorized users of their patented technologies. Currently, on a consolidated basis, our operating subsidiaries own or control the rights to 91 patent portfolios, which include U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries. Our operating subsidiaries have established a track record of licensing success with more than 540 license agreements executed to date. Our professional staff includes in-house patent attorneys, licensing executives, engineers and business development executives.

Our clients are primarily individual inventors and small companies who have limited resources and/or expertise to effectively address the unauthorized use of their patented technologies, and also include large companies seeking to effectively and efficiently monetize their portfolio of patented technologies. In a typical client arrangement, our operating subsidiary will acquire a patent portfolio, or acquire rights to a patent portfolio, with our clients receiving an upfront payment for the purchase of the patent portfolio or patent portfolio rights, or receiving a percentage of our operating subsidiaries net recoveries from the licensing and enforcement of the patent portfolio, or a combination of the two.

In January 2005, our wholly owned subsidiary, Acacia Global Acquisition Corporation, acquired substantially all of the assets of Global Patent Holdings, LLC, a privately held patent holding company, which owned 11 patent licensing companies ("GPH Acquisition"). In connection with the acquisition we acquired ownership of companies that own or control the rights to 27 patent portfolios, which included 120 U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries. Refer to Note 7 to our consolidated financial statements included in this report for additional information regarding the GPH Acquisition. Subsequent to the GPH Acquisition, we have continued to execute our business strategy in the area of patent portfolio acquisitions, including the acquisition of, or the rights to, a total of 59 additional patent portfolios covering a wide variety of technologies and with applications across several additional industries. These and future patent portfolio acquisitions will continue to expand and diversify our operating subsidiaries' revenue generating opportunities and accelerate the execution of our overall business strategy, as we continue to build our leadership position in patent licensing.

Business Model and Strategy

The business model associated with the licensing and enforcement activities conducted by our operating subsidiaries is summarized in the following diagram:


Licensing and Enforcement Business
Inventors / Companies Transferring Patents / Patent Rights
Acacia Research Corporation Operating Subsidiaries
Third Party Licensees
Patents Rights
• Generate license fees for grant of non-exclusive licenses to technology users
• In-house Licensing, Business Development and Engineering personnel devoted to the development, licensing and enforcement of patents
• Strong balance sheet / established track record of success in patent licensing
Licenses
$
$
Share in Licensing Revenues
License Fee Payments

Our intellectual property acquisition, development, licensing and enforcement business strategy, conducted solely by our operating subsidiaries, includes the following key elements:

- *Identify Emerging Growth Areas where Patented Technologies will Play a Vital Role*

  The patent process breeds innovation and invention by granting a limited monopoly to the inventor in exchange for sharing the invention with the public. Certain technologies, including several of the technologies controlled by our operating subsidiaries, some of which are summarized below, become core technologies in the way products and services are manufactured, sold and delivered. Our operating subsidiaries identify core, patented technologies that have been or are anticipated to be widely adopted by third parties in connection with the manufacture or sale of products and services.

- *Contact and Form Alliances with Owners of Core, Patented Technologies*

  Often individual inventors and small companies have limited resources and/or expertise and are unable to effectively address the unauthorized use of their patented technologies. Individual inventors and small companies may lack sufficient capital resources and may also lack in-house personnel with patent licensing expertise and/or experience, which may make it difficult to effectively out-license and/or enforce their patented technologies.

  For years, many large companies have earned substantial revenue licensing patented technologies to third parties. Other companies that do not have internal licensing resources and expertise have continued to record the capitalized carrying value of their intellectual property in their financial statements, without deriving income from their intellectual property or realizing the potential value of their intellectual property assets. Securities and financial reporting regulations require these companies to periodically evaluate and potentially reduce or write-off these intellectual property assets if they are unable to substantiate these reported carrying values.

  Acacia Research Corporation's subsidiaries seek to enter into business agreements with owners of intellectual property that do not have experience or expertise in the areas of intellectual property licensing and enforcement or that do not possess the in-house resources to devote to licensing and enforcement activities.

- *Effectively and Efficiently Evaluate Patented Technologies for Acquisition, Licensing and Enforcement*

  Subtleties in the language of a patent, recorded interactions with the patent office, and the evaluation of prior art and literature can make a significant difference in the potential licensing and enforcement revenue derived from a patent or patent portfolio. Our specialists are trained and skilled in these areas. It is important to identify potential problem areas prior to acquisition and commercialization and determine whether potential problem areas can be overcome, before acquiring a patent portfolio or launching a licensing program. We have developed processes and procedures for identifying problem areas and evaluating the strength of a patent portfolio before the decision is made to allocate resources to an acquisition or a licensing and enforcement effort.

- *Purchase or Acquire the Rights to Patented Technologies*

  After evaluation, our operating subsidiaries may elect to purchase the patented technology, or become the exclusive licensing agent for the patented technology in all or in specific fields of use. In either case, the owner of the patent generally retains the rights to a portion of the net revenues generated from a patent's licensing and enforcement program. Our operating subsidiaries generally control the licensing and enforcement process and utilize their experienced in-house personnel to reduce outside costs and to ensure that the necessary capital is allocated and deployed in an efficient and cost effective manner.

- *Successfully License and Enforce Patents with Significant Royalty Potential*

  As part of the patent evaluation process employed by our operating subsidiaries, significant consideration is also given to the identification of potential infringers, industries within which the potential infringers exist, longevity of the patented technology, and a variety of other factors that directly impact the magnitude and potential success of a licensing and enforcement program. Our specialists are trained in evaluating potentially infringing technologies and in presenting the claims of our patents and demonstrating how they apply to companies we believe are using our technologies in their products or services. These presentations generally take place in a non-adversarial business setting, but can also occur through the litigation process, if necessary.

Patented Technologies

Currently, on a consolidated basis, our operating subsidiaries own or control the rights to 91 patent portfolios, with patent expiration dates ranging from 2008 to 2027, and covering technologies used in a wide variety of industries, including the following:

- Aligned Wafer Bonding
- Audio Communications Fraud Detection
- Audio Storage and Retrieval System
- Audio Video Enhancement & Synchronization
- Authorized Spending Accounts
- Automated Notification of Tax Return Status
- Broadcast Data Retrieval
- Color Correction For Video Graphics Systems
- Compact Disk
- Compiler
- Computer Graphics
- Computer Memory Cache Coherency
- Computer Simulations
- Computing Device Performance
- Continuous TV Viewer Measuring
- Copy Protection
- Credit Card Fraud Protection
- Database Access
- Database Management
- Data Encryption
- Digital Newspaper Delivery
- Digital Video Production
- DMT®
- Document Generation
- Document Retrieval Using Global Word Co-Occurrence Patterns
- DRAM (Dynamic Random Access Memory)
- Dynamic Manufacturing Modeling
- Ecommerce Pricing
- Electronic Address List Management
- Electronic Message Advertising
- Embedded Broadcast Data
- Encrypted Media & Playback Devices
- Enhanced Internet Navigation
- Facilities Operation Management System
- File Locking In Shared Storage Networks
- Flash Memory
- Fluid Flow Control And Monitoring
- Graphics Data Processing
- Hearing Aid ECS
- Heated Surgical Blades
- High Quality Image Processing
- High Resolution Optics
- Image Resolution Enhancement
- Interactive Content In A Cable Distribution System
- Interstitial Internet Advertising
- Laptop Connectivity
- Location Based Services
- Medical Image Stabilization
- Medical Monitoring
- Micromirror Digital Display
- Microprocessor Enhancement
- Multi-Dimensional Bar Codes
- Multi-Dimensional Database Compression
- Online Ad Tracking
- Parallel Processing With Shared Memory
- Peer To Peer Communications
- Physical Access Control
- Picture Archiving & Communication Systems
- Pointing Device
- Pop-Up Internet Advertising
- Portable Storage Devices With Links
- Product Activation
- Projector
- Purifying Nucleic Acid
- Radio Communication With Graphics
- Relational Database Access
- Remote Management of Imaging Devices
- Remote Video Camera
- Resource Scheduling
- Rule Based Monitoring
- Software Feature Enablement
- Software License Management
- Spreadsheet Automation
- Storage Technology
- Surgical Catheter
- Telematics
- Television Data Display
- Television Signal Scrambling
- Text Auto-Completion
- Vehicle Anti-Theft Parking Systems
- Vehicle Location
- Vehicle Maintenance
- Video Editing
- Virtual Computer Workspaces
- Virtual Server
- Web Personalization
- Wireless Digital Messaging
- Wireless Traffic Information
- Workspace With Moving Viewpoint

Patent Enforcement Litigation

Our operating subsidiaries are often required to engage in litigation to enforce their patents and patent rights. Certain of our operating subsidiaries are parties to ongoing patent enforcement related litigation, alleging infringement by third parties of certain of the patented technologies owned or controlled by our operating subsidiaries.

Competition

We expect to encounter increased competition in the area of patent acquisition and enforcement. This includes an increase in the number of competitors seeking to acquire the same or similar patents and technologies that we may seek to acquire. Companies such as British Technology Group, Rembrandt Management Group, and Intellectual Ventures LLC are already in the business of acquiring the rights to patents for the purpose of licensing and enforcement, and we expect more companies to enter the market. See, Risk Factors on page 6.

We also compete with venture capital firms and various industry leaders for technology licensing opportunities. Many of these competitors may have more financial and human resources than our operating subsidiaries. As we become more successful, we may find more companies entering the market for similar technology opportunities, which may reduce our market share in one or more technology industries that we currently rely upon to generate future revenue.

Other companies may develop competing technologies that offer better or less expensive alternatives to our patented technologies that we may acquire and/or out-license. Many potential competitors may have significantly greater resources than the resources that our operating subsidiaries possess. Technological advances or entirely different approaches developed by one or more of our competitors could render certain of the technologies owned or controlled by our operating subsidiaries obsolete and/or uneconomical.

Employees

As of December 31, 2007, on a consolidated basis, Acacia Research Corporation had 45 full-time employees. None of our subsidiaries are a party to any collective bargaining agreement. We consider our employee relations to be good.

Item 1A. RISK FACTORS

An investment in our stock involves a number of risks. Before making a decision to purchase our securities, you should carefully consider all of the risks described in this annual report. If any of the risks discussed in this annual report actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly and you may lose all or part of your investment. As used in this Form 10-K, "we," "us" and "our" refer to Acacia Research Corporation and/or its wholly owned operating subsidiaries. All intellectual property acquisition, development, licensing and enforcement activities are conducted solely by certain of Acacia Research Corporation's wholly owned operating subsidiaries.

GENERAL RISKS

WE HAVE A HISTORY OF LOSSES AND WILL PROBABLY INCUR ADDITIONAL LOSSES IN THE FUTURE.

We have sustained substantial losses since our inception resulting in a consolidated net accumulated deficit, as disclosed in the accompanying consolidated financial statements of Acacia Research Corporation included in Part IV Item 15 of this report. We may never become profitable, or if we do, we may never be able to sustain profitability. We expect to incur significant legal, marketing, general and administrative expenses. As a result, it is more likely than not that we will incur losses for the foreseeable future.

BECAUSE WE HAVE SUSTAINED LOSSES SINCE OUR INCEPTION, WE CANNOT ASSURE THAT OUR OPERATIONS WILL BE PROFITABLE.

We commenced operations in 1993 and, we have sustained substantial losses since our inception resulting in a net consolidated accumulated deficit, as disclosed in the accompanying consolidated financial statements of Acacia Research Corporation included in Part IV Item 15 of this report. If we continue to incur operating losses in future periods, we may not have enough capital to expand our business and our operating subsidiary companies' businesses in the future.

IF WE, OR OUR SUBSIDIARIES, ENCOUNTER UNFORESEEN DIFFICULTIES AND CANNOT OBTAIN ADDITIONAL FUNDING ON FAVORABLE TERMS, OUR BUSINESS MAY SUFFER.

Acacia Research Corporation's consolidated cash and cash equivalents along with short-term investments totaled $51.4 million and $45.0 million at December 31, 2007 and 2006, respectively. To date, Acacia Research Corporation has relied primarily upon selling of equity securities and payments from our licensees to generate the funds needed to finance the operations of Acacia Research Corporation and our operating subsidiaries.

We cannot assure you that we will not encounter unforeseen difficulties, including the outside influences identified below, that may deplete our capital resources more rapidly than anticipated. As a result, our subsidiary companies may be required to obtain additional financing through bank borrowings, debt or equity financings or otherwise, which would require us to make additional investments or face a dilution of our equity interests. Any efforts to seek additional funds could be made through equity, debt or other external financings. Nevertheless, we cannot assure that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed for our subsidiary companies and ourselves, we may not be able to execute our business plans and our business may suffer.

FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD PLACE STRAINS ON OUR MANAGERIAL, OPERATIONAL AND FINANCIAL RESOURCES AND COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

Our growth has placed, and is expected to continue to place, a strain on our managerial, operational and financial resources. Further, as our subsidiary companies' businesses grow, we will be required to manage multiple relationships. Any further growth by us or our subsidiary companies or an increase in the number of our strategic relationships will increase this strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to successfully implement our business plan.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO EXPAND OUR ORGANIZATION TO MATCH THE GROWTH OF OUR SUBSIDIARIES.

As our subsidiaries grow, the administrative demands upon Acacia Research Corporation and on our operating subsidiaries, will grow, and our success will depend upon our ability to meet those demands. These demands include increased accounting, management, legal services, staff support, and general office services. We may need to hire additional qualified personnel to meet these demands, the cost and quality of which is dependent in part upon market factors outside of our control. Further, we will need to effectively manage the training and growth of our staff to maintain an efficient and effective workforce, and our failure to do so could adversely affect our business and operating results.

THE AVAILABILITY OF SHARES FOR SALE IN THE FUTURE COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

In the future, we may issue securities to raise cash for acquisitions. We may also pay for interests in additional subsidiary companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute stockholders ownership interest in our company and have an adverse impact on the price of our common stock.

In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF ACACIA RESEARCH CORPORATION THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult: the acquisition of our company by means of a tender offer, proxy contest or otherwise, and the removal of incumbent officers and directors. These provisions include:

- section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

- amendment of our bylaws by the stockholders requires a two-thirds approval of the outstanding shares;

- the authorization in our certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover;

- provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board of directors or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws; and

- the division of our board of directors into three classes with staggered terms for each class, which could make it more difficult for an outsider to gain control of our board of directors.

Such potential obstacles to a takeover could adversely affect the ability of our stockholders to receive a premium price for their stock in the event another company wants to acquire us.

AS A RESULT OF THE REDEMPTION OF AR-COMBIMATRIX STOCK FOR THE COMMON STOCK OF COMBIMATRIX CORPORATION, ACACIA RESEARCH CORPORATION MAY BE SUBJECT TO CERTAIN TAX LIABILITY UNDER THE INTERNAL REVENUE CODE.

Our distribution of the common stock of CombiMatrix Corporation in the redemption will be tax-free to Acacia Research Corporation if the distribution qualifies under Sections 368 and 355 of the Internal Revenue Code. If the split-off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which Acacia Research Corporation is the common parent, based upon the difference between the aggregate fair market value of the assets of CombiMatrix Corporation's business and the adjusted tax bases of such business to Acacia Research Corporation prior to the redemption.

Acacia Research Corporation received a private letter ruling from the IRS to the effect that, among other things, the redemption would be tax free to Acacia Research Corporation and the holders of AR-Acacia Technologies stock and AR-CombiMatrix stock under Sections 368 and 355 of the Internal Revenue Code. The private letter ruling, while generally binding upon the IRS, was based upon factual representations and assumptions and commitments on our behalf with respect to future operations made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue, the facts upon which the private letter ruling was based were materially different from the facts at the time of the redemption, or if we do not meet certain commitments made.

If the split-off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax, if any, would be payable by the consolidated group of which Acacia Research Corporation is the common parent, as described above. As such, the corporate level tax would be payable by Acacia Research Corporation. CombiMatrix Corporation has agreed however, to indemnify Acacia Research Corporation for this and certain other tax liabilities if they result from actions taken by CombiMatrix Corporation. Notwithstanding CombiMatrix Corporation's agreement to indemnify us, under the Internal Revenue Code's consolidated return regulations, each member of the Acacia Research Corporation consolidated group, including our company, will be severally liable for these tax liabilities. Further, we may be liable for additional taxes if Acacia Research Corporation takes certain actions within two years following the redemption, as more fully discussed in the immediately following risk factor. If we are found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition, and we may be unable to recover on the indemnity from CombiMatrix Corporation.

FOLLOWING THE REDEMPTION OF AR-COMBIMATRIX STOCK FOR THE COMMON STOCK OF COMBIMATRIX CORPORATION, ACACIA RESEARCH CORPORATION MAY BE SUBJECT TO CERTAIN TAX LIABILITY UNDER THE INTERNAL REVENUE CODE FOR ACTIONS TAKEN BY EITHER OF THEM FOLLOWING THE REDEMPTION.

Even if the distribution qualifies under Section 368 and 355 of the Internal Revenue Code, it will be taxable to Acacia if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) will apply if 50% or more of the AR-Acacia Technologies stock or CombiMatrix Corporation's common stock, by vote or value, is acquired by one or more persons, other than the holders of AR-CombiMatrix stock who receive the common stock of CombiMatrix Corporation in the redemption, acting pursuant to a plan or a series of related transactions that includes the redemption. Any shares of the AR-Acacia Technologies stock, the AR-CombiMatrix stock or the common stock of CombiMatrix Corporation acquired directly or indirectly within two years before or after the redemption generally are presumed to be part of such a plan unless we can rebut that presumption. To prevent applicability of Section 355(e) or to otherwise prevent the distribution from failing to qualify under Section 355 of the Internal Revenue Code, CombiMatrix Corporation has agreed that, until two years after the redemption, it will not take any of the following actions unless prior to taking such action, it has obtained (and provided to us) a written opinion of tax counsel or a ruling from the Internal Revenue Service to the effect that such action will not cause the redemption to be taxable to us (collectively "Disqualifying Actions"):

- merge or consolidate with another corporation;
- liquidate or partially liquidate;
- sell or transfer all or substantially all of its assets;
- redeem or repurchase its stock (except in certain limited circumstances); or
- take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

Further, if Acacia Research Corporation takes any Disqualifying Action, we may be subject to additional tax liability. Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us. Substantial uncertainty exists on the scope of Section 355(e), and we may have undertaken, may contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the redemption notwithstanding our desire or intent to avoid application of Section 355(e). Accordingly, we cannot provide you any assurance that we will not be liable for taxes if Section 355(e) applies to the redemption.

BECAUSE OUR BUSINESS OPERATIONS ARE SUBJECT TO MANY UNCONTROLLABLE OUTSIDE INFLUENCES, WE MAY NOT SUCCEED.

Our licensing and enforcement business operations are subject to numerous risks from outside influences, including the following:

- *New legislation, regulations or rules related to obtaining patents or enforcing patents could significantly increase our operating costs and decrease our revenue.*

Our operating subsidiaries acquire patents with enforcement opportunities and are spending a significant amount of resources to enforce those patents. If new legislation, regulations or rules are implemented either by Congress, the United States Patent and Trademark Office, or the courts that impact the patent application process, the patent enforcement process or the rights of patent holders, these changes could negatively affect our expenses and revenue. For example, new rules regarding the burden of proof in patent enforcement actions could significantly increase the cost of our enforcement actions, and new standards or limitations on liability for patent infringement could negatively impact our revenue derived from such enforcement actions. While we are not aware that any such changes are likely to occur in the foreseeable future, we cannot assure you that such changes will not occur.

- *Trial judges and juries often find it difficult to understand complex patent enforcement litigation, and as a result, we may need to appeal adverse decisions by lower courts in order to successfully enforce our patents.*

It is difficult to predict the outcome of patent enforcement litigation at the trial level. It is often difficult for juries and trial judges to understand complex, patented technologies, and as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Such appeals are expensive and time consuming, resulting in increased costs and delayed revenue. Although we diligently pursue enforcement litigation, we cannot predict with significant reliability the decisions made by juries and trial courts.

- *More patent applications are filed each year resulting in longer delays in getting patents issued by the United States Patent and Trademark Office.*

Certain of our operating subsidiaries hold and continue to acquire pending patents. We have identified a trend of increasing patent applications each year, which we believe is resulting in longer delays in obtaining approval of pending patent applications. The application delays could cause delays in recognizing revenue from these patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market. See the subheading "*Competition is intense in the industries in which our subsidiaries do business and as a result, we may not be able to grow or maintain our market share for our technologies and patents,*" below.

- *Federal courts are becoming more crowded, and as a result, patent enforcement litigation is taking longer.*

Our patent enforcement actions are almost exclusively prosecuted in federal court. Federal trial courts that hear our patent enforcement actions also hear criminal cases. Criminal cases always take priority over our actions. As a result, it is difficult to predict the length of time it will take to complete an enforcement action. Moreover, we believe there is a trend in increasing numbers of civil lawsuits and criminal proceedings before federal judges, and as a result, we believe that the risk of delays in our patent enforcement actions will have a greater affect on our business in the future unless this trend changes.

- *Any reductions in the funding of the United States Patent and Trademark Office could have an adverse impact on the cost of processing pending patent applications and the value of those pending patent applications.*

The assets of our operating subsidiaries consists of patent portfolios, including pending patent applications before the U.S. Patent and Trademark Office (USPTO). The value of our patent portfolios is dependent upon the issuance of patents in a timely manner, and any reductions in the funding of the USPTO could negatively impact the value of our assets. Further, reductions in funding from Congress could result in higher patent application filing and maintenance fees charged by the USPTO, causing an unexpected increase in our expenses.

- *Competition is intense in the industries in which our subsidiaries do business and as a result, we may not be able to grow or maintain our market share for our technologies and patents.*

We expect to encounter competition in the area of patent acquisition and enforcement as the number of companies entering this market is increasing. This includes competitors seeking to acquire the same or similar patents and technologies that we may seek to acquire. Companies such as British Technology Group, Rembrandt Management Group, and Intellectual Ventures LLC are already in the business of acquiring the rights to patents for the purpose of licensing and enforcement, and we expect more companies to enter the market. As new technological advances occur, many of our patented technologies may become obsolete before they are completely monetized. If we are unable to replace obsolete technologies with more technologically advanced patented technologies, then this obsolescence could have a negative effect on our ability to generate future revenues.

Our licensing business also competes with venture capital firms and various industry leaders for technology licensing opportunities. Many of these competitors may have more financial and human resources than our company. As we become more successful, we may find more companies entering the market for similar technology opportunities, which may reduce our market share in one or more technology industries that we currently rely upon to generate future revenue.

- *Our patented technologies face uncertain market value.*

Our operating subsidiaries have acquired patents and technologies that are at early stages of adoption in the commercial and consumer markets. Demand for some of these technologies is untested and is subject to fluctuation based upon the rate at which our licensees will adopt our patents and technologies in their products and services. Refer to the related risk factor below.

- *As patent enforcement litigation becomes more prevalent, it may become more difficult for us to voluntarily license our patents.*

We believe that the more prevalent patent enforcement actions become, the more difficult it will be for us to voluntarily license our patents. As a result, we may need to increase the number of our patent enforcement actions to cause infringing companies to license the patent or pay damages for lost royalties. This may increase the risks associated with an investment in our company.

- *The foregoing outside influences may affect other risk factors described in this annual report.*

Any one of the foregoing outside influences may cause our company to need additional financing to meet the challenges presented or to compensate for a loss in revenue, and we may not be able to obtain the needed financing. See the heading "If we, or our subsidiaries, encounter unforeseen difficulties and cannot obtain additional funding on favorable terms, our business may suffer" above.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN QUARTERLY OPERATING RESULTS, WHICH COULD CAUSE THE PRICE OF ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK TO DECLINE.

Our reported revenues and operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter in the future. It is possible that in future periods revenues could fall below the expectations of securities analysts or investors, which could cause the market price of our Acacia Research-Acacia Technologies common stock to decline. The following are among the factors that could cause our operating results to fluctuate significantly from period to period:

- the dollar amount of agreements executed each period, which is primarily driven by the nature and characteristics of the technology being licensed and the magnitude of infringement associated with a specific licensee;

- the specific terms and conditions of agreements executed each period and the periods of infringement contemplated by the respective payments;

- fluctuations in the total number of agreements executed;

- fluctuations in the sales results or other royalty per unit activities of our licensees that impact the calculation of license fees due;

- the timing of the receipt of periodic license fee payments and/or reports from licensees;

- fluctuations in the net number of active licensees period to period;

- costs related to acquisitions, alliances, licenses and other efforts to expand our operations;

- the timing of payments under the terms of any customer or license agreements into which our operating subsidiaries may enter; and

- expenses related to, and the results of, patent filings and other enforcement proceedings relating to intellectual property rights, as more fully described in this section.

OUR REVENUES WILL BE UNPREDICTABLE, AND THIS MAY HARM OUR FINANCIAL CONDITION.

Acacia Global Acquisition Corporation's acquisition of the assets of Global Patent Holdings, LLC in 2005, provided us with ownership of companies that control 27 patent portfolios, which include 120 U.S. patents and certain foreign counterparts. Rights to additional patent portfolios were acquired subsequent to the acquisition of the assets of Global Patent Holdings, bringing the current total number of patent portfolios controlled by Acacia Research Corporation's operating subsidiaries to approximately 91, covering technologies used in a wide variety of industries. The acquisitions expand and diversify our revenue generating opportunities. We believe that our cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit, will be sufficient to meet our cash requirements through at least March 2009, and for the foreseeable future. However, due to the nature of our licensing business and uncertainties regarding the amount and timing of the receipt of license fees from potential infringers, stemming primarily from uncertainties regarding the outcome of enforcement actions, rates of adoption of our patented technologies, the growth rates of our existing licensees and other factors, we cannot currently predict the amount and timing of the receipt of license fee revenues with a sufficient degree of precision.

As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations. If this happens, the price of our Acacia Research-Acacia Technologies common stock may decline significantly.

OUR OPERATING SUBSIDIARIES DEPEND UPON RELATIONSHIPS WITH OTHERS TO PROVIDE TECHNOLOGY-BASED OPPORTUNITIES THAT CAN DEVELOP INTO PROFITABLE ROYALTY-BEARING LICENSES, AND IF IT IS UNABLE TO MAINTAIN AND GENERATE NEW RELATIONSHIPS, THEN IT MAY NOT BE ABLE TO SUSTAIN EXISTING LEVELS OF REVENUE OR INCREASE REVENUE.

Our operating subsidiaries do not invent new technologies or products; they depend on acquiring new patents and inventions through their relationships with inventors, universities, research institutions, and others. If our operating subsidiaries are unable to maintain those relationships and continue to grow new relationships, then they may not be able to identify new technology-based opportunities for growth and sustainable revenue. Further, because we rely upon acquiring technology from others, we cannot be certain that we will be able to obtain the volume and quality of available new technologies necessary to sustain our current or future growth. If we are unable to obtain the necessary volume and quality of new technologies, then we may need to reduce operations or revise our business model.

TECHNOLOGY COMPANY STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS THE PRICE OF OUR ACACIA RESEARCH-ACACIA TECHNOLOGIES COMMON STOCK.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies have been highly volatile. We believe that various factors may cause the market price of our Acacia Research-Acacia Technologies common stock to fluctuate, perhaps substantially, including, among others, the following:

- announcements of developments in our patent enforcement actions;
- developments or disputes concerning our patents;
- our or our competitors' technological innovations;
- developments in relationships with licensees;
- variations in our quarterly operating results;
- our failure to meet or exceed securities analysts' expectations of our financial results; or
- a change in financial estimates or securities analysts' recommendations;
- changes in management's or securities analysts' estimates of our financial performance;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents; and
- failure to complete significant transactions.

For example, the Nasdaq Computer Index had a range of $1,008.96 - $1,353.94 during the 52-weeks ended December 31, 2007 and the Nasdaq Composite Index had a range of $1,108.49 - $2,892.36 over the same period. Over the same period, our Acacia Research-Acacia Technologies common stock fluctuated within a range of $8.42 - $17.92, all of which was experienced in the fourth quarter. We believe fluctuations in our stock price during this period could have been impacted by court rulings in our patent enforcement actions. Court rulings in patent enforcement actions are often difficult to understand, even when favorable or neutral to the value of our patents and our overall business, and we believe that investors in the market may overreact, causing fluctuations in our stock prices that may not accurately reflect the impact of court rulings on our business operations and assets.

In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If our Acacia Research-Acacia Technologies common stock was the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm our business and financial results.

THE MARKETS SERVED BY OUR OPERATING SUBSIDIARIES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND IF OUR OPERATING SUBSIDIARIES ARE UNABLE TO DEVELOP AND ACQUIRE NEW TECHNOLOGIES AND PATENTS, ITS REVENUES COULD STOP GROWING OR COULD DECLINE.

The markets served by our operating subsidiaries' licensees frequently undergo transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. Products for communications applications, high-speed computing applications, as well as other applications covered by our operating subsidiaries' intellectual property, are based on continually evolving industry standards. Our ability to compete in the future will, however, depend on our ability to identify and ensure compliance with evolving industry standards. This will require our continued efforts and success of acquiring new patent portfolios with licensing and enforcement opportunities. However, we expect to have sufficient liquidity and capital resources for the foreseeable future in order to maintain the level of acquisitions we believe we need to keep pace with these technological advances. However, outside influences may cause the need for greater liquidity and capital resources than expected, as described under the caption "Because our business operations are subject to many uncontrollable outside influences, we may not succeed" above.

THE SUCCESS OF OUR OPERATING SUBSIDIARIES DEPENDS IN PART UPON THEIR ABILITY TO RETAIN THE BEST LEGAL COUNSEL TO REPRESENT THEM IN PATENT ENFORCEMENT LITIGATION.

The success of our licensing business depends upon our operating subsidiaries' ability to retain the best legal counsel to prosecute patent infringement litigation. As our operating subsidiaries' patent enforcement actions increase, it will become more difficult to find the best legal counsel to handle all of our cases because many of the best law firms may have a conflict of interest that prevents its representation of our subsidiary companies.

OUR OPERATING SUBSIDIARIES, IN CERTAIN CIRCUMSTANCES, RELY ON REPRESENTATIONS, WARRANTIES AND OPINIONS MADE BY THIRD PARTIES, THAT IF DETERMINED TO BE FALSE OR INACCURATE, MAY EXPOSE CERTAIN OF OUR OPERATING SUBSIDIARIES TO CERTAIN LIABILITIES THAT COULD BE MATERIAL.

From time to time, our operating subsidiaries may rely upon representations and warranties made by third parties from whom certain of our operating subsidiaries acquired patents or the exclusive rights to license and enforce patents. We also may rely upon the opinions of purported experts. In certain instances, we may not have the opportunity to independently investigate and verify the facts upon which such representations, warranties, and opinions are made. By relying on these representations, warranties and opinions, our operating subsidiaries may be exposed to liabilities in connection with the licensing and enforcement of certain patents and patent rights. It is difficult to predict the extent and nature of such liabilities which, in some instances, may be material.

IN CONNECTION WITH PATENT ENFORCEMENT ACTIONS CONDUCTED BY CERTAIN OF OUR SUBSIDIARIES, A COURT MAY RULE THAT OUR SUBSIDIARIES HAVE VIOLATED CERTAIN STATUTORY, REGULATORY, FEDERAL, LOCAL OR GOVERNING RULES OR STANDARDS, WHICH MAY EXPOSE US AND OUR OPERATING SUBSIDIARIES TO MATERIAL LIABILITIES, WHICH COULD MATERIALLY HARM OUR OPERATING RESULTS AND OUR FINANCIAL POSITION.

In connection with any of our patent enforcement actions, it is possible that a defendant may request and/or a court may rule that we have violated statutory authority, regulatory authority, federal rules, local court rules, or governing standards relating to the substantive or procedural aspects of such enforcement actions. In such event, a court may issue monetary sanctions against us or our operating subsidiaries or award attorney's fees and/or expenses to a defendant(s), which could be material, and if required to be paid by us or our operating subsidiaries, could materially harm our operating results and our financial position.

OUR INVESTMENTS IN AUCTION RATE SECURITIES ARE SUBJECT TO RISKS, INCLUDING THE CONTINUED FAILURE OF FUTURE AUCTIONS, WHICH MAY CAUSE US TO INCUR LOSSES OR HAVE REDUCED LIQUIDITY.

We invest our cash balances in high-quality issuers and limit the amount of credit exposure to any one issuer other than the United States government and its agencies. At December 31, 2007, our investments in marketable securities consist of United States Government and Government Agency Bonds, and auction rate securities. Our auction rate securities are investment grade quality and are in compliance with our investment policy as of the end of 2007. We believe that the fair value of these investments continue to approximate their par value; however, we did experience failed auctions with certain of our issues in February 2008. Given the deteriorating credit markets, and the increased incidence of failure within the auction market in February 2008, there can be no assurance as to when we would be able to liquidate a particular issue. In such case of a failure, the auction rate securities continue to pay interest in accordance with their terms; however, we may not be able to access the par value of the invested funds until a future auction of these investments is successful, the security is called by the issuer or a buyer is found outside of the auction process. Furthermore, if this situation were to persist despite our ability to hold such investments until maturity, we may be required to record an impairment charge in a future period. The systemic failure of future auctions for auction rate securities may result in a loss of liquidity, substantial impairment to our investments, realization of substantial future losses, or a complete loss of the investment in the long-term which may have a material adverse effect on our business, results of operations, liquidity, and financial condition. See Note 2 of our Notes to Consolidated Financial Statements for additional information about our investments in marketable securities.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

Acacia Research Corporation leases approximately 18,302 square feet of office space in Newport Beach, California, under a lease agreement that expires in February 2012. Presently, we are not seeking any additional facilities.

Item 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are the subject of, or party to, various pending or threatened legal actions, including various counterclaims in connection with our intellectual property enforcement activities. We believe that any liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Recent Market Prices

Acacia Research Corporation's AR-Acacia Technologies stock and AR-CombiMatrix stock commenced trading on the Nasdaq Stock Market on December 16, 2002, under the symbols "ACTG" and "CBMX," respectively. Prior to December 16, 2002, Acacia Research Corporation's only class of common stock began trading under the symbol "ACRI" on the NASDAQ National Market System on July 8, 1996.

As a result of the Split-off Transaction described above, all outstanding shares of AR-CombiMatrix stock were redeemed, and hence, all rights of holders of AR-CombiMatrix stock ceased as of the Redemption Date (August 15, 2007), except for the right, upon the surrender to the exchange agent of shares of AR-CombiMatrix stock, to receive new shares of CombiMatrix Corporation stock pursuant to the exchange ratio described above. Subsequent to the consummation of the Split-off Transaction, Acacia Research Corporation's only class of common stock outstanding is its AR-Acacia Technologies stock.

Prior to the Split-off Transaction, Acacia Research Corporation had two classes of common stock outstanding, its AR-Acacia Technologies stock and its AR-CombiMatrix stock. AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia Research Corporation's "Acacia Technologies group." AR-CombiMatrix stock was intended to reflect separately the performance of Acacia Research Corporation's "CombiMatrix group." Although the AR-Acacia Technologies stock and the AR-CombiMatrix stock were intended to reflect the performance of our different business groups, they were both classes of common stock of Acacia Research Corporation and were not stock issued by the respective groups. As a result of the Split-off Transaction, the CombiMatrix group is no longer a business group of Acacia Research Corporation.

The markets for securities such as our common stock have historically experienced significant price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

The high and low bid prices for our two classes of common stock as reported by NASDAQ for the periods indicated are shown in the table below. Such prices are inter-dealer prices without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Acacia Research-Acacia Technologies stock:								
High	$ 17.92	$ 16.75	$ 16.84	$ 16.56	$ 15.58	$ 14.95	$ 14.65	$ 9.00
Low	$ 8.42	$ 10.87	$ 12.76	$ 12.23	$ 11.05	$ 9.31	$ 8.85	$ 6.65
Acacia Research-CombiMatrix stock(1):								
High	N/A	$ 0.74	$ 0.81	$ 1.85	$ 1.07	$ 1.68	$ 2.75	$ 2.90
Low	N/A	$ 0.57	$ 0.50	$ 0.58	$ 0.70	$ 0.96	$ 1.45	$ 1.34

1) Reflects prices of AR-CombiMatrix stock through close of trading on August 14, 2007, immediately prior to the Redemption.

STOCK PERFORMANCE GRAPH

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of Acacia Research Corporation under the Securities Act of 1933, as amended.

The Stock Performance Graph depicted below compares the yearly change in Acacia Research Corporation's cumulative total stockholder return for the last five fiscal years with the cumulative total return of the Nasdaq Stock Market (U.S.) Composite Index and the Nasdaq Biotech Index.


$600
$500
$400
$300
$200
$100
$0
2002
2003
2004
2005
2006
2007
ACTG
CBMX
Nasdaq Composite Index
Nasdaq Biotech Index

	2003	2004	2005	2006	2007
AR-Acacia Technologies stock	$ 226	$ 220	$ 286	$ 555	$ 373
AR-CombiMatrix stock	$ 92	$ 109	$ 38	$ 22	$ 16*
Nasdaq Composite Index	$ 150	$ 163	$ 165	$ 181	$ 199
Nasdaq Biotech Index	$ 146	$ 155	$ 159	$ 161	$ 168

* Based on the closing trading price of AR-CombiMatrix stock on August 14, 2007, immediately prior to the Redemption.

The graph covers the period from December 31, 2002 to December 31, 2007, except the share price of AR-CombiMatrix stock in 2007 is measured as of August 14, 2007. Cumulative total returns are calculated assuming that $100 was invested on December 31, 2002, in each class of Acacia Research Corporation's common stock outstanding as of December 31, 2002, and in each index, and that all dividends, if any, were reinvested. Refer to Acacia Research Corporation's Dividend Policy below. Stockholder returns over the indicated period should not be considered indicative of future stock prices or shareholder returns.

On February 25, 2008, there were approximately 114 owners of record of Acacia Research Corporation stock. The majority of the outstanding shares of Acacia Research Corporation stock are held by a nominee holder on behalf of an indeterminable number of ultimate beneficial owners.

Dividend Policy

To date, we have not declared or paid any cash dividends with respect to our capital stock, and the current policy of the board of directors is to retain earnings, if any, to provide for the growth of Acacia Research Corporation and our operating subsidiaries. Consequently, we do not expect to pay any cash dividends in the foreseeable future. Further, there can be no assurance that our proposed operations will generate revenues and cash flow needed to declare a cash dividend or that we will have legally available funds to pay dividends.

Equity Compensation Plan Information

The following table provides information with respect to Acacia Research Corporation's common shares issuable under our equity compensation plans as of December 31, 2007:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-Average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
2002 Acacia Technologies Stock Incentive Plan(1)	4,919,000	$8.45	18,000
2007 Acacia Technologies Stock Incentive Plan(2)	50,000	$16.01	171,000
Subtotal	4,969,000	$8.52	189,000
Equity compensation plans not approved by security holders(3)	N/A	N/A	N/A
Total	4,969,000	$8.52	189,000

(1) Our 2002 Acacia Technologies Stock Incentive Plan, as amended, or the 2002 Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants. The 2002 Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The share reserve under the 2002 Plan automatically increases on the first trading day in January each calendar year by an amount equal to three percent (3%) of the total number of shares of our Acacia Research-Acacia Technologies stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 500,000 shares and in no event will the total number of shares of common stock in the share reserve (as adjusted for all such annual increases) exceed twenty million shares. Column (a) excludes 576,000 in nonvested restricted stock awards outstanding at December 31, 2007. Refer to Note 11 to our consolidated financial statements included elsewhere herein.

(2) Our 2007 Acacia Technologies Stock Incentive Plan, or the 2007 Plan, allows for the granting of stock options and other awards to eligible individuals, which generally includes directors, officers, employees and consultants, and was approved by security holders on May 15, 2007. The 2007 Plan does not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. The initial share reserve under the 2007 Plan was 560,000 shares of our Acacia Research-Acacia Technologies stock. The share reserve under the 2007 Plan automatically increases on January 1, 2008 and 2009, by an amount equal to two percent (2%) of the total number of shares of our Acacia Research-Acacia Technologies stock outstanding on the last trading day of December in the prior calendar year, except that the automatic increase in the share reserve will be three percent (3%) of our outstanding common stock on such January 1, if our common stock has appreciated by at least thirty percent (30%) in the prior calendar year. After January 1, 2009, no new additional shares will be added to the 2007 Plan without security holder approval (except for shares subject to outstanding awards that are forfeited or otherwise returned to the 2007 Plan). Column (a) excludes 339,000 in nonvested restricted stock awards outstanding at December 31, 2007. Refer to Note 11 to our consolidated financial statements included elsewhere herein.

(3) We have not authorized the issuance of equity securities under any plan not approved by security holders.

Item 6. SELECTED FINANCIAL DATA

The consolidated selected balance sheet data as of December 31, 2007 and 2006 and the consolidated selected statements of operations data for the years ended December 31, 2007, 2006 and 2005 set forth below have been derived from our audited consolidated financial statements included elsewhere herein, and should be read in conjunction with those financial statements (including notes thereto). The consolidated selected balance sheet data as of December 31, 2005, 2004 and 2003 and the consolidated selected statements of operations data for the years ended December 31, 2004 and 2003 have been derived from unaudited consolidated financial statements not included herein, but which were previously filed with the SEC.

Consolidating Statements of Operations Data
(In thousands, except share and per share data)

	For the Years Ended December 31,				
	2007	2006	2005	2004	2003
License fee revenues	$ 52,597	$ 34,825	$ 19,574	$ 4,284	$ 692
Marketing, general and administrative expenses (including non-cash stock compensation charges)	20,042	14,123	8,097	5,043	4,300
Inventor royalties and contingent legal fees expense - patents	29,224	17,159	11,331	-	-
Legal expenses - patents	7,024	4,780	2,468	3,133	1,886
Amortization of patents	5,583	5,313	4,922	501	502
Operating loss	(9,511)	(6,847)	(7,244)	(6,055)	(6,013)
Other income, net	2,359	1,524	1,071	471	408
Loss from continuing operations before minority interests	(7,152)	(5,323)	(6,173)	(5,445)	(5,468)
Loss from continuing operations	(7,359)	(5,363)	(6,038)	(5,439)	(5,451)
Discontinued operations - Split-off of CombiMatrix Corporation and other	(8,086)	(20,093)	(12,638)	606	(18,969)
Net loss	$ (15,445)	$ (25,456)	$ (18,676)	$ (4,833)	$ (24,420)
Loss per common share - basic and diluted:					
Loss from continuing operations					
Acacia Research - Acacia Technologies stock	$ (0.26)	$ (0.19)	$ (0.23)	$ (0.27)	$ (0.28)
Discontinued operations - Split-off of CombiMatrix Corporation					
Acacia Research - CombiMatrix stock	$ (0.14)	$ (0.49)	$ (0.37)	$ 0.02	$ (0.76)
Weighted average number of common and potential common shares used in computation of income (loss) per common share:					
Acacia Research - Acacia Technologies stock:					
Basic and diluted	28,503,314	27,547,651	26,630,732	19,784,883	19,661,655
Acacia Research - CombiMatrix stock:					
Basic	55,862,707	40,605,038	33,678,603	29,962,596	24,827,819
Diluted	55,862,707	40,605,038	33,678,603	30,995,663	24,827,819

Consolidating Balance Sheet Data
(In thousands)

	At December 31,				
	2007	2006	2005	2004	2003
Total assets:					
Acacia Research Corporation	$ 71,051	$ 65,770	$ 68,893	$ 33,058	$ 39,978
Discontinued operations - Split-off of CombiMatrix Corporation	-	44,214	52,541	55,388	50,161
Eliminations	-	(380)	-	(119)	(99)
Total	$ 71,051	$ 109,604	$ 121,434	$ 88,327	$ 90,040
Total liabilities:					
Acacia Research Corporation	$ 6,247	$ 4,276	$ 6,647	$ 3,472	$ 4,188
Discontinued operations - Split-off of CombiMatrix Corporation	-	11,399	7,443	8,560	24,424
Eliminations	-	(380)	-	(119)	(99)
Total	$ 6,247	$ 15,295	$ 14,090	$ 11,913	$ 28,513
Minority interests:					
Acacia Research Corporation	$ -	$ -	$ 443	$ 778	$ 1,127
Discontinued operations - Split-off of CombiMatrix Corporation	-	-	4	-	-
Total	$ -	$ -	$ 447	$ 778	$ 1,127
Stockholders' equity:					
Acacia Research Corporation	$ 64,804	$ 61,494	$ 61,803	$ 28,808	$ 34,663
Discontinued operations - Split-off of CombiMatrix Corporation	-	32,815	45,094	46,828	25,737
Total	$ 64,804	$ 94,309	$ 106,897	$ 75,636	$ 60,400

Factors Affecting Comparability:

- Effective January 1, 2006, Acacia Research Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires that compensation cost relating to share-based payment transactions be recognized in the statement of operations. Refer to Note 2 and Note 11 to the Acacia Research Corporation consolidated financial statements included elsewhere herein, for additional information and a description of the impact of SFAS No. 123R on our consolidated statements of operations data presented above. Non-cash stock compensation charges included in Marketing, General and Administrative expense were $5,908,000, $3,946,000 and $356,000 in 2007, 2006 and 2005, respectively.

- In September 2007, we recorded a non-cash impairment charge of $235,000, related to the write-off of a patent-related intangible asset. In June 2006, we recorded a non-cash charge of $297,000, related to the write-off of a patent-related intangible asset. In June 2003, we recorded an impairment charge of $207,000 for an other-than-temporary decline in the fair value of a cost method investment.

- As a result of the conclusion of the V-chip patent litigation, our subsidiary, Soundview Technologies Inc., recognized $1,500,000 of V-chip related deferred license fee revenues, $668,000 of V-chip related deferred legal costs, and a non-cash V-chip related goodwill impairment charge of $1.6 million in the third quarter of 2004.

- In January 2005, Acacia Global Acquisition Corporation consummated the GPH Acquisition as described above. The aggregate purchase consideration was approximately $25.1 million, including $5.0 million of cash, the issuance of 3,938,832 shares of Acacia Research-Acacia Technologies common stock, or AR-Acacia Technologies stock, valued at $19.3 million (net of estimated common stock registration costs of $212,000) and acquisition costs, including registration costs, of $796,000. $25.1 million of the purchase price was allocated to patent related intangible assets acquired, which are being amortized on a straight-line basis over a weighted-average estimated economic useful life of six years. As a result of the GPH Acquisition and subsequent patent acquisitions through December 31, 2007, amortization expense totaled $5.6 million, $5.3 million and $4.9 million in 2007, 2006 and 2005, respectively, as compared to approximately $501,000, and $502,000, in 2004 and 2003, respectively.

- As a result of the Split-off Transaction, as discussed above, we have disposed of our investment in CombiMatrix Corporation. Refer to Note 10A to the Acacia Research Corporation consolidated financial statements, included elsewhere herein, for information regarding presentation of the assets, liabilities, results of operations and cash flows for the CombiMatrix group as "Discontinued Operations," for all periods presented, in accordance with guidance set forth in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth under item 1A. "Risk Factors" elsewhere herein.

General

Acacia Research Corporation's operating subsidiaries acquire, develop, license and enforce patented technologies. Our operating subsidiaries generate license fee revenues and related cash flows from the granting of licenses for the use of patented technologies that our operating subsidiaries own or control. Our operating subsidiaries assist patent owners with the prosecution and development of their patent portfolios, the protection of their patented inventions from unauthorized use, the generation of licensing revenue from users of their patented technologies and, if necessary, with the enforcement against unauthorized users of their patented technologies. Currently, on a consolidated basis, our operating subsidiaries own or control the rights to 91 patent portfolios, which include U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries.

As used in this Form 10-K, "we," "us" and "our" refer to Acacia Research Corporation and/or its wholly owned operating subsidiaries. All intellectual property acquisition, development, licensing and enforcement activities are conducted solely by certain of Acacia Research Corporation's wholly owned operating subsidiaries.

CombiMatrix Group Split-off Transaction and Related Discontinued Operations. As discussed below under the caption "Discontinued Operations – Split-off of CombiMatrix Corporation," the CombiMatrix group, which was previously presented as a separate reportable segment, was split-off from Acacia Research Corporation (the "Split-off Transaction"), effective August 15, 2007 (the "Redemption Date"). As such, the results of operations for the CombiMatrix group in the accompanying consolidated financial statements are presented as part of Acacia Research Corporation's results from discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144. Accordingly, the CombiMatrix group's results of operations in prior periods have been reclassified to discontinued operations to conform to the current period presentation.

The intellectual property acquisition, development, licensing and enforcement business conducted by Acacia Research Corporation's operating subsidiaries, is described more fully in Item 1. "Business," of this report.

Overview

Our operating activities during 2007, 2006 and 2005, were principally focused on the continued development, licensing and enforcement of the patent portfolios owned or controlled by our operating subsidiaries, including the continued pursuit of multiple ongoing technology licensing and enforcement programs and the commencement of new technology licensing and enforcement programs. In addition, we continued our focus on business development, including the acquisition of several additional patent portfolios by certain of our operating subsidiaries and the continued pursuit of additional opportunities to partner with patent owners and provide our unique intellectual property licensing, development and enforcement services.

License fee revenues recognized in 2007 totaled $52.6 million, representing a 51% increase over revenues recognized in 2006, which totaled $34.8 million, and a greater than 100% increase over revenues recognized in 2005, which totaled $19.6 million. The increase in license fee revenues in 2007 and 2006 reflects the impact of the increase in patent portfolios owned or controlled by our operating subsidiaries, and the increase in the number of patent licensing and enforcement programs launched and generating revenues since the end of 2005.

Revenues for 2007 included license fees from 91 new licensing agreements covering 16 of our technology licensing and enforcement programs, as compared to 72 new licensing agreements covering 14 of our technology licensing and enforcement programs in 2006 and 83 new licensing agreements covering 12 of our technology licensing and enforcement programs in 2005. On a consolidated basis, our operating subsidiaries generated licensing revenues from 8 new technology licensing and enforcement programs during 2007, as compared to 7 new programs in 2006 and 11 new programs in 2005. To date, on a consolidated basis, we have generated revenues from 28 technology licensing and enforcement programs.

License fee revenues for 2007 included fees from the licensing of our Color Correction for Video Graphics Systems technology, DMT® technology, Audio/Video Enhancement and Synchronization technology, Audio Communications Fraud Detection technology, Credit Card Fraud Protection technology, Electronic Address List Management technology, Image Resolution Enhancement technology, Pop-Up Internet Advertising technology, Portable Storage Devices with Links technology, Multi-dimensional Bar Codes technology, Product Activation technology, Rule Based Monitoring technology, Spreadsheet Automation technology, Telematics technology, Vehicle Magnetic Braking technology and Virtual Computer Workspaces technology licensing programs.

Management measures and assesses the performance and growth of the patent licensing and enforcement business conducted by our operating subsidiaries based on consolidated license fee revenues recognized across all of our technology licensing and enforcement programs on a trailing twelve-month basis. Trailing twelve-month revenues totaled $52.6 million as of December 31, 2007, as compared to $47.9 million as of September 30, 2007, $46.8 million as of June 30, 2007, $55.3 million as of March 31, 2007, $34.8 million as of December 31, 2006 and $19.6 million as of December 31, 2005.

Operating expenses increased during 2007 and 2006, as compared to 2005, due primarily to the hiring of additional patent licensing, business development and engineering personnel, an increase in patent related legal, research and consulting expenses incurred in connection with the continued growth and expansion of our technology licensing and enforcement business and an increase in corporate, general and administrative costs related to ongoing operations. Inventor royalties expenses and contingent legal fees expenses increased in 2007 and 2006, as compared to 2005, primarily due to the related increase in license fee revenues, as discussed above, and the impact of the varying economic terms related to inventor agreements and contingent legal fee arrangements associated with the revenue generating patent portfolios in each period.

During 2007, certain of our operating subsidiaries continued to execute our business strategy in the area of patent portfolio acquisitions, including, in the fourth quarter of 2007, the acquisition of, or the acquisition of the rights to, patent portfolios in the Authorized Spending Accounts, Compiler, Copy Protection, Projector, and Virtual Server technology areas. During 2007, we acquired a total of 31 new patent portfolios with applications over a wide range of technology areas, as compared to 20 new patent portfolios in 2006 and 8 new patent portfolios in 2005 (excluding portfolios acquired in connection with the 2005 GPH Acquisition).

In January 2005, Acacia Global Acquisition Corporation acquired substantially all of the assets of Global Patent Holdings, LLC, a privately held patent holding company, which owned 11 patent licensing companies ("GPH Acquisition"). In connection with the acquisition we acquired ownership of companies that own or control the rights to 27 patent portfolios, which included 120 U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries.

Refer to "Liquidity and Capital Resources" below for information regarding the impact of patent and patent rights acquisitions on Acacia Research Corporation's consolidated financial statements for the periods presented.

As of December 31, 2007, we had several option agreements with third-party patent portfolio owners regarding the potential acquisition of additional patent portfolios.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing these financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis we evaluate our assumptions, judgments and estimates and make changes accordingly.

We believe that, of the significant accounting policies discussed in Note 2 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

- revenue recognition;
- stock-based compensation expense;
- valuation of long-lived and intangible assets; and
- impairment of marketable securities;

We discuss below the critical accounting assumptions, judgments and estimates associated with these policies. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. For further information on our critical accounting policies, refer to Note 2 to the consolidated financial statements included herein.

Revenue Recognition

As described below, significant management judgments must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of revenue recognized or deferred for any period, if management made different judgments.

Revenue is recognized, in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition," ("SAB No. 104"), when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been performed pursuant to the terms of the agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

We make estimates and judgments when determining whether the collectibility of license fees receivable from licensees is reasonably assured. We assess the collectibility of license fees receivable based on a number of factors, including past transaction history and the credit-worthiness of licensees. If it is determined that collection is not reasonably assured, the fee is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash. Management estimates regarding collectibility impact the actual revenues recognized each period and the timing of the recognition of revenues. Our assumptions and judgments regarding future collectibility could differ from actual events, thus materially impacting our financial position and results of operations.

Certain license agreements provide for the payment of contractually determined paid-up license fees to our operating subsidiaries in consideration for the grant of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by patented technologies owned or controlled by our operating subsidiaries. Generally, the execution of these license agreements also provide for the release of the licensee from certain claims and the dismissal of any pending litigation. Pursuant to the terms of these agreements, our operating subsidiaries have no further obligation with respect to the grant of the non-exclusive retroactive and future license and related releases, including no express or implied obligation on our operating subsidiaries' part to maintain or upgrade the technology, or provide future support or services. Generally, the agreements provide for the grant of the license and releases upon execution of the agreement. As such, the earnings process is generally complete upon the execution of the agreement, and revenue is recognized upon execution of the agreement, when collectibility is reasonably assured, and all other revenue recognition criteria have been met.

For those arrangements where royalties cannot be reasonably estimated, our operating subsidiaries recognize revenue upon the receipt of cash or license fee statements from their licensees, as described at Note 2 to our consolidated financial statements contained elsewhere herein. Our operating subsidiaries recognize certain license fee revenues when earned over the term of the license agreement in exchange for the grant of non-exclusive licenses to use certain technologies for which our operating subsidiaries own or control patents. Our operating subsidiaries recognize revenue for estimates of license fees earned during the applicable period, based on historical activities of licensees, historical sales or per unit growth rates of licensees and other relevant available information regarding licensee activities that factor into the calculation of periodic license fees due. Revisions, if any, are made for actual licensee fees received in the following quarter. Historically, these revisions have not been material to our consolidated financial statements. Estimates of periodic license fees due could differ from actual events, thus materially impacting our financial position and results of operations.

Our operating subsidiaries are responsible for the licensing and enforcement of their respective patented technologies and pursue third parties that are utilizing their intellectual property without a license or who have under-reported the amount of royalties owed under a license agreement. As a result of these activities, from time to time, our operating subsidiaries may recognize royalty revenues in a current period that relate to infringements by licensees that occurred in prior periods. These royalty recoveries may cause revenues to be higher than expected during a particular reporting period and may not occur in subsequent periods. Differences between amounts initially recognized and amounts subsequently audited or reported as an adjustment to those amounts, are recognized in the period such adjustment is determined as a change in accounting estimate.

Stock-based Compensation Expense

Effective January 1, 2006, Acacia Research Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, "Statement of Cash Flows." SFAS No. 123R sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires all share based-payments to be recognized as expense in the statement of operations. In March 2005, the SEC published Staff Accounting Bulletin No. 107 ("SAB 107"), which requires stock-based compensation to be classified in the same expense line items as cash compensation (i.e. marketing, general and administrative expenses). The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award (determined using a Black-Scholes option pricing model), and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity award). Determining the fair value of stock-based awards at the grant date requires significant estimates and judgments, including estimating the market price volatility of our classes of common stock and employee stock option exercise behavior.

SFAS No. 123R also requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated pre-vesting forfeiture rate. As such, SFAS No. 123R requires Acacia Research Corporation to estimate pre-vesting option forfeitures at the time of grant and reflect the impact of estimated pre-vesting option forfeitures on compensation expense recognized. Estimates of pre-vesting forfeitures must be periodically revised in subsequent periods if actual forfeitures differ from those estimates. We consider several factors in connection with our estimate of pre-vesting forfeitures including types of awards, employee class, and historical pre-vesting forfeiture data. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Refer to Notes 2 and 11 to the Acacia Research Corporation consolidated financial statements included in Part IV, Item 15 of this report for more information.

Valuation of Long-lived and Intangible Assets

We review long-lived assets, including patent related intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important, which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant adverse changes in legal factors or in the business climate, including adverse regulatory actions or assessments; and
- significant decline in our stock price for a sustained period.

We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

As described above, in assessing the recoverability of intangible assets, estimates of market values, estimates of the amount and timing of future cash flows, and estimates of other factors are used to determine the fair value of the respective assets. If these estimates or related projections change in future periods, future intangible asset impairment tests may result in a charges to earnings. Refer to Note 6 to the consolidated financial statements, included elsewhere herein, for information on impairment charges recorded during the periods presented.

Impairment of Marketable Securities

The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. We review impairments associated with our investments in marketable securities in accordance with Emerging Issues Task Force ("EITF") 03-1 and FSP SFAS 115-1 and 124-1, "The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investments," to determine the classification of any impairment as "temporary" or "other-than-temporary." For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in the consolidated statement of operations and comprehensive income (loss) (hereinafter "consolidated statement of operations"). An impairment is deemed other than temporary unless (a) we have the ability and intent to hold an investment for a period of time sufficient for recovery of its carrying amount and (b) positive evidence indicating that the investment's carrying amount is recoverable within a reasonable period of time outweighs any evidence to the contrary. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, the carrying amount of the investment is recoverable within a reasonable period of time.

We believe that our investments in certain auction rate securities continue to approximate their par value; however, such risks, including the systemic failure of future auctions for auction rate securities, may result in a loss of liquidity, substantial impairment to our investments, realization of substantial future losses, or a complete loss of the investment in the long-term which may have a material adverse effect on our business, results of operations, liquidity, and financial condition. See Note 2 of our Notes to Consolidated Financial Statements for additional details about our investments in auction rate securities and other marketable securities.

Acacia Research Corporation
Results of Operations

Net Loss (In thousands)

	2007	2006	2005
Loss from continuing operations	$ (7,359)	$ (5,363)	$ (6,038)
Loss from discontinued operations – Split-off of CombiMatrix Corporation and other	(8,086)	(20,093)	(12,638)
Net loss	(15,445)	(25,456)	(18,676)

The changes in consolidated net loss were primarily due to operating results and activities, as discussed below.

Revenues (In thousands)

	2007	2006	2005
License fees	$ 52,597	$ 34,825	$ 19,574

License Fees. Revenues for 2007 included license fees from 91 new licensing agreements covering 16 of our technology licensing and enforcement programs, as compared to 72 new licensing agreements covering 14 of our technology licensing and enforcement programs in 2006, and 83 new licensing agreements covering 12 of our technology licensing and enforcement programs in 2005. The increase in license fee revenues in 2007 and 2006, as compared to 2005, reflects the impact of the increase in patent portfolios owned or controlled by our operating subsidiaries since 2005, and the related increase in the number of patent licensing and enforcement programs developed, launched and generating revenues since 2005. On a consolidated basis, as of December 31, 2007, 28 of our licensing programs had begun generating licensing revenues, up from 20 as of December 31, 2006 and 13 as of December 31, 2005. License fee revenues recognized by our operating subsidiaries fluctuate from period to period primarily based on the following factors:

- the dollar amount of agreements executed each period, which is primarily driven by the nature and characteristics of the technology being licensed and the magnitude of infringement associated with a specific licensee;
- the specific terms and conditions of agreements executed each period and the periods of infringement contemplated by the respective payments;
- fluctuations in the total number of agreements executed;
- fluctuations in the sales results or other royalty per unit activities of our licensees that impact the calculation of license fees due;
- the timing of the receipt of periodic license fee payments and/or reports from licensees; and
- fluctuations in the net number of active licensees period to period.

Costs incurred in connection with our operating subsidiaries licensing and enforcement activities, other than inventor royalties expense, contingent legal fees expense and patent-related legal expenses, are included in marketing, general and administrative expenses.

Operating Expenses (In thousands)

	2007	2006	2005
Marketing, general and administrative expenses (including non-cash stock compensation expense of $5,908 for 2007, $3,946 for 2006 and $356 for 2005)	$ 20,042	$ 14,123	$ 8,097
Inventor royalties and contingent legal fees expense - patents	29,224	17,159	11,331
Legal expenses - patents	7,024	4,780	2,468
Write-off of patent-related intangible asset	235	297	-
Amortization of patents	5,583	5,313	4,922

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses consist of compensation and related personnel costs including non-cash stock compensation expenses, office and facilities costs, legal and accounting professional fees, public relations, marketing, stock administration and other corporate costs, and patent related development, commercialization, research, consulting and maintenance costs.

Excluding the impact of non-cash stock compensation charges discussed below, the net increase for the periods presented was due primarily to the addition of licensing, business development and engineering personnel and an increase in other personnel related expenses in each comparable period, a one-time severance charge for an employee separation under the Acacia Research Corporation Executive Severance Plan in the first quarter of 2007, an increase in patent acquisition and business development related research and consulting costs and an increase in corporate, general and administrative costs, including an increase in accounting fees related to the CombiMatrix Split-off Transaction. The overall increase in marketing, general and administrative expenses is reflective of the continued growth and expansion of our intellectual property acquisition, licensing and enforcement business conducted by our operating subsidiaries and related ongoing operations. In 2007, as compared to 2006, these increases were partially offset by a decrease in consulting expenses due to the expiration of the consulting agreement with the former CEO of Global Patent Holdings, LLC in January 2007. The increases in 2006, as compared to 2005, were partially offset by a reduction in Acacia Research Corporation's Sarbanes-Oxley compliance costs.

Non-cash stock compensation charges increased during 2007, as compared to 2006, due to the issuance of equity based incentive awards to new and existing employees during 2007. In addition, the increase in non-cash stock compensation expense also reflects the increase in the AR-Acacia Technologies stock price during 2007, as compared to 2006, as illustrated at Item 5. "Recent Market Prices" above. The weighted average fair value of stock options granted during 2007 and 2006 was $9.07 and $5.35, respectively. The weighted average fair value of nonvested restricted shares granted during 2007 and 2006 was $14.04 and $11.87, respectively (see Note 11 to the consolidated financial statements for information on the determination of fair value for share based awards under SFAS No. 123R). The increase in non-cash stock compensation charges in 2006, as compared to 2005, reflects our adoption of SFAS No. 123R, effective January 1, 2006, which required public companies to measure all employee stock-based compensation awards using a fair-value method and record such expense in their consolidated financial statements, as described under "Critical Accounting Estimates."

A summary of the main drivers of the change in marketing, general and administrative expenses, including the impact of non-cash stock compensation charges, for the periods presented, is as follows (in thousands):

	2007 vs. 2006	2006 vs. 2005
Increase in personnel expenses	$ 2,767	$ 1,247
Increase (decrease) in GPH Acquisition related consulting expenses	(925)	96
One-time severance charge for employee separation	360	-
Increase in foreign taxes paid on licensing fees	125	6
Increase in accounting and other professional fees	141	392
Increase in patent development / commercialization and other	1,021	92
Increase in office and facilities and other marketing, general and administrative costs	468	603
Increase in non-cash stock compensation expense	1,962	3,590

Inventor Royalties and Contingent Legal Fees Expense. Inventor royalties expense totaled $12.1 million and $9.6 million in 2007 and 2006, respectively, and contingent legal fees expense totaled $17.2 million and $7.5 million in 2007 and 2006, respectively. Inventor royalties expenses and contingent legal fees expenses for the periods presented were incurred in connection with the recognition of the related license fee revenues, summarized above. The majority of the patent portfolios owned or controlled by our operating subsidiaries are subject to patent and patent rights agreements with inventors containing provisions granting to the original patent owner the right to receive inventor royalties based on future net revenues, as defined in the respective agreements, and may also be subject to contingent legal fee arrangements with external law firms engaged on a contingent fee basis. The economic terms of the inventor and contingent fee arrangements, if any, vary across our patent portfolios. As such, inventor royalties and contingent legal fee expenses fluctuate period to period based on the amount of revenues recognized each period and the mix of specific patent portfolios, with varying economic terms, generating revenues each period.

The increase in inventor royalties expense and contingent legal fees expense in 2007 was due in part to the increase in license fee revenues recognized in 2007, as compared to 2006, as discussed above, and also reflects the impact of the mix of patent portfolios with varying economic terms generating the revenues during the respective periods. A portion of 2006 revenues were comprised of license fees from patent portfolios that were not subject to a contingent legal fee arrangement, whereas the majority of patent portfolios generating revenues in 2007 were subject to contingent legal fee arrangements. As a result, in 2006, no contingent legal fees expense was incurred on a portion of revenues, resulting in the 128% increase in contingent legal fees expense in 2007, as compared to 2006, as compared to 51% increase in license fee revenues for the same periods.

Results in 2005 included $225,000 of V-chip related inventor royalties expense recognized as a result of the conclusion of all V-chip related litigation activities in October of 2005.

Legal Expense – Patents. Patent-related legal expenses include patent-related prosecution and enforcement costs incurred by outside law firms engaged on an hourly basis and the out-of-pocket expenses incurred by outside law firms engaged on a contingent fee basis. Patent-related legal expenses fluctuate from period to period based on patent enforcement and prosecution activity associated with ongoing licensing and enforcement programs and the timing of the commencement of new licensing and enforcement programs in each period. Patent-related legal expenses include case related costs billed by outside counsel for discovery, depositions, economic analyses, damages assessments, expert witnesses and other consultants, case related audio/video presentations for the court, and other litigation support and administrative costs.

The increase in patent related legal expenses in 2007, as compared to 2006, is primarily due to a net increase in ongoing patent enforcement litigation and an increase in litigation support related out of pocket expenses, third party technical consulting expenses and professional expert expenses incurred in connection with certain of our patent portfolios that are further along in the prosecution of the related litigation and certain of our patent portfolios that have proceeded to trial and concluded. The increase in patent related legal expenses in 2006, as compared to 2005, is primarily due to a net increase in ongoing patent enforcement litigation in each respective period, and to a lesser extent, an increase in the number of portfolios where we have engaged outside law firms on an hourly or discounted hourly basis.

We expect patent-related legal expenses to continue to fluctuate period to period based on the factors summarized above, in connection with current and future patent commercialization and enforcement programs.

Amortization of Patents. The increase in 2007, as compared to 2006, was due to additional patent amortization charges related to certain patent portfolios acquired by our operating subsidiaries in late 2006 and throughout 2007. Patent amortization charges will continue to be significant in future periods as we continue to amortize the acquired patent related costs over a weighted-average remaining economic useful life of approximately four years.

The increase in 2006, as compared to 2005, was due to twelve full months of patent amortization expense resulting from the GPH Acquisition in 2006, as compared to 11 months of amortization in 2005. Patent amortization expense related to the GPH Acquisition was $4.7 million and $4.4 million in 2006 and 2005, respectively. In addition, patent amortization expense in 2006 and 2005 includes additional patent amortization charges related to certain of the patent portfolios acquired by our operating subsidiaries subsequent to the GPH Acquisition.

Refer to "Liquidity and Capital Resources" below for patent portfolio acquisition costs incurred during the periods presented.

Write-off of Patent-related Intangible Asset. In September 2007, we recorded a non-cash impairment charge of $235,000, related to the write-off of a patent-related intangible asset. The related licensing program was completed during the third quarter of 2007 resulting in the write-off of the remaining carrying value of the patent-related intangible asset as of September 30, 2007. In June 2006, we recorded a non-cash impairment charge of $297,000, related to the write-off of a patent-related intangible asset. During the second quarter of 2006, pursuant to the terms of the respective license agreement, management elected to terminate its rights to exclusively license and enforce the patent, resulting in the write-off of the remaining carrying value of the patent-related intangible asset as of June 30, 2006.

Discontinued Operations – Split-off of CombiMatrix Corporation

In January 2006, Acacia Research Corporation's board of directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company. CombiMatrix Corporation's registration statement on Form S-1 was declared effective by the SEC on June 8, 2007. Following the redemption period required by Acacia Research Corporation's Restated Certificate of Incorporation, on August 15, 2007 (the "Redemption Date"), CombiMatrix Corporation was split-off from Acacia Research Corporation through the redemption of all outstanding shares of AR-CombiMatrix common stock in exchange for the distribution of new shares of CombiMatrix Corporation, on a pro-rata basis, to the holders of AR-CombiMatrix stock as of the Redemption Date (the "Split-off Transaction"). On the Redemption Date, every ten (10) shares of AR-CombiMatrix stock outstanding on August 15, 2007, was redeemed for one (1) share of common stock of CombiMatrix Corporation. Subsequent to the Redemption Date, Acacia Research Corporation no longer owns any equity interests in CombiMatrix Corporation and the two companies operate independently of each other.

As a result of the Split-off Transaction, the assets, liabilities, results of operations and cash flows of CombiMatrix Corporation have been eliminated from the continuing operations of Acacia Research Corporation and Acacia Research Corporation does not have any continuing involvement in the operations of CombiMatrix Corporation. As a result of the Split-off Transaction, we have disposed of our investment in CombiMatrix Corporation, and therefore, in accordance with guidance set forth in SFAS No. 144, Acacia Research Corporation's accompanying consolidated balance sheets, statements of operations and statements of cash flows for the current period presented reflect the assets, liabilities, results of operations and cash flows for CombiMatrix Corporation as discontinued operations. Consolidated financial statements presented for the comparable prior year periods have been restated to conform to this presentation. CombiMatrix Corporation was previously presented as a separate operating segment of Acacia Research Corporation under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The Split-off Transaction was accounted for by Acacia Research Corporation at historical cost. Accordingly, no gain or loss on disposal was recognized in the accompanying consolidated statements of operations. Included in the current period consolidated balance sheet is a charge to consolidated shareholders' equity totaling $35,444,000, reflecting the distribution of our investment in the net assets of CombiMatrix Corporation to holders of AR-CombiMatrix stock, as of the Redemption Date, as described above. We received a private letter ruling from the IRS with regard to the U.S. federal income tax consequences of the Split-off Transaction to the effect that the Split-Transaction will be treated as a tax-free exchange under Sections 368 and 355 of the Internal Revenue Code of 1986, as amended.

Refer to Note 10A to the Acacia Research Corporation consolidated financial statements included elsewhere herein for information regarding the carrying amount(s) of the major classes of assets, liabilities, revenues and pretax loss included in discontinued operations for the periods presented.

Other Discontinued Operations. Results for 2005 include charges, net of minority interests, of $237,000 related to estimated additional costs to be incurred in connection with the discontinued operations of Soundbreak.com (originally ceased operations in February 2001), related primarily to certain noncancellable lease obligations and a reduction in estimated amounts recoverable from existing sublease arrangements. The related lease obligations, which were guaranteed by Acacia Research Corporation, expired in August 2005.

Inflation

Inflation has not had a significant impact on Acacia Research Corporation or any of our subsidiaries in the current or prior periods.

Liquidity and Capital Resources

Acacia Research Corporation's consolidated cash and cash equivalents and short-term investments totaled $51.4 million at December 31, 2007, compared to $45.0 million at December 31, 2006. Working capital, related to continuing operations, at December 31, 2007 was $48.1 million, compared to $42.2 million at December 31, 2006.

The net change in cash and cash equivalents and short-term investments related to continuing operations for 2007, 2006 and 2005 was comprised of the following (in thousands):

	2007	2006	2005
Net cash provided by (used in) continuing operations:			
Operating activities	$ 5,166	$ 6,608	$ (2,608)
Investing activities	(2,145)	10,513	(13,094)
Financing activities	5,014	1,475	19,836

Operating Activities. License fee payments received from licensees increased to $51.4 million in 2007, compared to $38.6 million in 2006, reflecting the increase in license fee revenues recognized in 2007, as compared to 2006, as discussed above. The decrease in consolidated net cash inflows from operations in 2007, as compared to 2006, was primarily due to the increases in patent-related legal expenses, personnel expenses, and other corporate, general and administrative expenses, as described above, and the impact of the timing of payments to inventors, attorneys and other vendors. Consolidated accounts receivable increased to $1.4 million at December 31, 2007, compared to $269,000 at December 31, 2006. The majority of accounts receivable from licensees at December 31, 2007 was collected in January 2008, in accordance with the terms of the related underlying license agreements.

The change to consolidated net cash inflows from operations in 2006, as compared to net cash outflows from operations in 2005, was primarily due to the increase in license fee payments received from licensees, which totaled $38.6 million in 2006, compared to $15.6 million in 2005. The increase in license fee revenues in 2006 was partially offset by increases in inventor royalties expenses, contingent legal fees expenses, patent-related legal expenses, personnel expenses, and other corporate, general and administrative expenses, as described above, and the impact of the timing of payments to inventors, attorneys and other vendors. Consolidated accounts receivable decreased to $269,000 at December 31, 2006, compared to $4.4 million at December 31, 2005, due to the collection of license fees receivable at December 31, 2005, during the first quarter of 2006, in accordance with the terms of the related underlying license agreements.

Investing Activities. The change in net cash flows used in investing activities for the periods presented reflects fluctuations in net purchases and sales of available-for-sale investments in connection with ongoing short-term cash management activities. Short-term investments represent capital available to fund current operations and fund capital expenditures. Net cash outflows from investing activities for 2005 also included the impact of cash consideration and related acquisition and registration costs, totaling $5.8 million, paid by Acacia Global Acquisition Corporation, in connection with the GPH Acquisition in the first quarter of 2005. In addition, certain of our operating subsidiaries incurred patent acquisition costs of $3.8 million, $1.0 million and $445,000 in 2007, 2006 and 2005, respectively, related to the acquisition of additional patent portfolios, as described earlier.

Financing Activities. Consolidated net cash inflows from financing activities in 2005 included net proceeds of approximately $19.5 million, related to the sale of 3.5 million shares of AR–Acacia Technologies stock in February 2005. Net cash inflows from financing activities in 2007, 2006 and 2005 also included stock option exercise proceeds of $5.0 million, $1.5 million, and $304,000, respectively.

Management believes that Acacia Research Corporation's consolidated cash and cash equivalent balances, anticipated cash flow from operations and other external sources of available credit, will be sufficient to meet its cash requirements through at least March 2009 and for the foreseeable future. Acacia Research Corporation and its subsidiaries may however encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated, including those set forth in Item 1A. "Risk Factors" included elsewhere herein. Any efforts to seek additional funding could be made through equity, debt or other external financing and there can be no assurance that additional funding will be available on favorable terms, if at all. If Acacia Research Corporation and its subsidiaries fail to obtain additional funding when needed, they may not be able to execute their business plans and their businesses may suffer. Refer to the "Liquidity and Risks" discussion included in Note 1 to the Acacia Research Corporation consolidated financial statements included elsewhere herein for additional information.

As of March 5, 2008, we held $6.3 million of investment grade securities with an auction reset feature ("auction rate securities"). Our auction rate securities consist of securities issued by closed-end investment companies with portfolio asset coverage of at least 200%, and auction rate investments backed by student loans, issued under programs such as the Federal Family Education Loan Program, all of which had credit ratings of AAA when purchased. The Dutch auction process that resets the applicable interest rate at predetermined calendar intervals is intended to provide liquidity to the holder of auction rate securities by matching buyers and sellers within a market context enabling the holder to gain immediate liquidity by selling such interests at par or rolling over their investment. If there is an imbalance between buyers and sellers the risk of a failed auction exists.

We have not experienced a failed auction for any of our securities as of December 31, 2007. However, we did experience failed auctions with certain of our issues in February 2008. Given the deteriorating credit markets, and the increased incidence of failure within the auction market in February 2008, there can be no assurance as to when we would be able to liquidate a particular issue. In such case of a failure, the auction rate securities continue to pay interest in accordance with their terms, however, we may not be able to access the par value of the invested funds until a future auction of these investments is successful, the security is called by the issuer or a buyer is found outside of the auction process. Furthermore, if this situation were to persist despite our ability to hold such investments until maturity, we may be required to record an impairment charge in a future period.

Management believes that the fair value of our investments in auction rate securities continue to approximate their par value and that the underlying credit quality of the assets backing its auction rate securities investments have not been impacted by the reduced liquidity of these investments subsequent to December 31, 2007. We will continue to monitor and evaluate our investments in auction rate securities for any further reduction in liquidity and potential impairment in future periods. See Note 2 of our Notes to Consolidated Financial Statements for additional details about our investments in auction rate securities and other marketable securities.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2008. We have no committed lines of credit or other committed funding or long-term debt. The following table lists Acacia Research Corporation's material known future cash commitments as of December 31, 2007, and any material known commitments arising from events subsequent to year end:

	Payments Due by Period (In thousands)						
Contractual Obligations	**Total**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013 and Thereafter**
Operating leases	$ 3,850	$ 868	$ 903	$ 939	$ 977	$ 163	$ -
Total contractual obligations	$ 3,850	$ 868	$ 903	$ 939	$ 977	$ 163	$ -

FIN 48 Liability. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," (see Note 2 to the consolidated financial statements included elsewhere herein). As of December 31, 2007, the liability for uncertain tax positions, associated primarily with state income taxes, was $115,000, of which none is expected to be paid within one year. The liability for uncertain tax positions is recorded in other long-term liabilities in the consolidated balance sheet.

Recent Accounting Pronouncements

Refer to Note 2 to the Acacia Research Corporation consolidated financial statements included elsewhere herein.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while concurrently maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the current value of the principal amount of our investment will decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, high-grade corporate bonds, government and non-government debt securities and certificates of deposit. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2007, all of our investments were in money market funds, high-grade corporate bonds, auction rate securities, certificates of deposit and U.S. government debt securities. A hypothetical 100 basis point increase in interest rates would not have a material impact on the fair value of our available-for-sale securities as of December 31, 2007. Refer to Item 1A. "Risk Factors," Item 7. "Liquidity and Capital Resources," and Notes 2 and 3 to the Acacia Research Corporation consolidated financial statements included in this report for additional information.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and related financial information required to be filed hereunder are indexed under Item 15 of this report and are incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods prescribed by the SEC.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Grant Thornton, LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements included in this Form 10-K, has issued a report on the Company's internal control over financial reporting, which is included herein.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as provided below, the information required by this Item is incorporated by reference from the information under the captions entitled "Election of Directors-Nominees," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement to be filed with the SEC no later than April 29, 2008.

Code of Conduct.

Acacia Research Corporation has adopted a Code of Conduct that applies to all of its employees, including its chief executive officer, chief financial and accounting officer, president and any persons performing similar functions. Our Code of Conduct is provided on our internet website at www.acaciaresearch.com.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the information under the caption entitled "Executive Officer Compensation and Other Information" in our definitive proxy statement to be filed with the SEC no later than April 29, 2008.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated by reference from the information under the caption entitled "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement to be filed with the SEC no later than April 29, 2008.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from the information under the caption entitled "Certain Transactions" in our definitive proxy statement to be filed with the SEC no later than April 29, 2008.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from the information under the caption entitled "Audit Committee Report" in our definitive proxy statement to be filed with the SEC no later than April 29, 2008.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report.

(1) Financial Statements

(2) Financial Statement Schedules

Financial statement schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or the Notes thereto.

(3) Exhibits

Refer to Item 15(b) below.

(b) Exhibits. The following exhibits are either filed herewith or incorporated herein by reference:

Exhibit Number	Description
2.1	Agreement and Plan of Merger of Acacia Research Corporation, a California corporation, and Acacia Research Corporation, a Delaware corporation, dated as of December 23, 1999 (1)
2.2	Agreement and Plan of Reorganization by and among Acacia Research Corporation, Combi Acquisition Corp. and CombiMatrix Corporation dated as of March 20, 2002 (2)
3.1	Restated Certificate of Incorporation as amended(3)
3.2	Amended and Restated Bylaws
10.1*	Acacia Research Corporation 1996 Stock Option Plan, as amended (4)
10.2*	Form of Option Agreement constituting the Acacia Research Corporation 1996 Executive Stock Bonus Plan (5)
10.3*	2002 Acacia Technologies Stock Incentive Plan (6)
10.4*	2007 Acacia Technologies Stock Incentive Plan (7)
10.5*	Form of Acacia Technologies Stock Option Agreement for the 2007 Acacia Technologies Stock Incentive Plan (8)
10.6*	Form of Acacia Technologies Stock Issuance Agreement for the 2002 Acacia Technologies Stock Incentive Plan (8)
10.7*	Form of Acacia Technologies Stock Issuance Agreement for the 2007 Acacia Technologies Stock Incentive Plan (8)
10.8	Lease Agreement dated January 28, 2002, between Acacia Research Corporation and The Irvine Company (9)
10.9	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc.(10)
10.10	Form of Indemnification Agreement (11)
10.11	Form of Subscription Agreement between Acacia Research Corporation and certain investors (12)
10.12	Third Amendment to lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company (13)

Exhibit Number	Description
10.13	Standby Equity Distribution Agreement dated June 14, 2006 between Acacia Research Corporation and Cornell Capital Partners, L.P. (14)
10.14	Amendment to Standby Equity Distribution Agreement dated June 14, 2006 between Acacia Research Corporation and Cornell Capital Partners, L.P. (15)
10.15	Manufacturing and Supply Agreement between Acacia Research Corporation and Furuno Electric Company, Ltd. Effective July 1, 2006 (16)
10.16	Placement Agency Agreement between Acacia Research Corporation and Oppenheimer & Co., dated December 7, 2006 (17)
10.17	Form of Subscription Agreement (17)
10.18	Form of Investors Warrant (17)
10.19*	Employment Agreement, dated January 28, 2005, by and between Acacia Technologies Services Corporation, and Dooyong Lee, as amended
10.20*	Employment Agreement, dated April 12, 2004, by and between Acacia Media Technologies Corporation and Edward Treska.
10.21	Fourth Amendment to lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company
10.22	Fifth Amendment to Lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP
23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* The referenced exhibit is a management contract, compensatory plan or arrangement.

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the United States Securities and Exchange Commission.

(1) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).

(2) Incorporated by reference as Appendix A to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(3) Incorporated by reference to Acacia Research Corporation's Quarterly Report Amendment No. 1 on Form 10-Q/A for the period ended June 30, 2006, filed on June 5, 2007.

(4) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).

(5) Incorporated by reference from Acacia Research Corporation's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).

(6) Incorporated by reference as Appendix E to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(7) Incorporated by reference to Acacia Research Corporation's Registration Statement on Form S-8 (SEC File No. 333-144754) which became effective on July 20, 2007.

(8) Incorporated by reference to Acacia Research Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2007.

(9) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).

(10) Incorporated by reference as Appendix D to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(11) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003 (SEC File No. 000-26068).

(12) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on September 19, 2005 (SEC File No. 000-26068).

(13) Incorporated by reference from Acacia Research Corporation's Quarterly Report on Form 10-Q filed on May 10, 2006 (SEC File No. 000-26068).

(14) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on June 15, 2006 (SEC File No. 000-26068).

(15) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on June 22, 2006 (SEC File No. 000-26068).

(16) Incorporated by reference from Acacia Research Corporation's Quarterly Report on Form 10-Q filed on November 9, 2006 (SEC File No. 000-26068).

(17) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on December 13, 2006 (SEC File No. 000-26068).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2008

ACACIA RESEARCH CORPORATION

Paul R. Ryan
Paul R. Ryan
Chairman of the Board and Chief Executive Officer
(Authorized Signatory)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the dates indicated.

Signature	Title	Date
Paul R. Ryan Paul R. Ryan	Chairman of the Board and Chief Executive Officer (Principal Chief Executive)	March 14, 2008
Robert L. Harris, II Robert L. Harris, II	Director and President	March 14, 2008
Clayton J. Haynes Clayton J. Haynes	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 14, 2008
Fred A. de Boom Fred A. de Boom	Director	March 14, 2008
Edward W. Frykman Edward W. Frykman	Director	March 14, 2008
G. Louis Graziadio, III G. Louis Graziadio, III	Director	March 14, 2008
William S. Anderson William S. Anderson	Director	March 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Acacia Research Corporation

We have audited the accompanying consolidated balance sheet of Acacia Research Corporation (a Delaware corporation) as of December 31, 2007, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acacia Research Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Acacia Research Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Grant Thornton LLP

Irvine, California
March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Acacia Research Corporation

We have audited Acacia Research Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Acacia Research Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Acacia Research Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Acacia Research Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Acacia Research Corporation as of December 31, 2007 and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the year then ended and our report dated March 12, 2008, expressed an unqualified opinion on these financial statements.

Grant Thornton LLP

Irvine, California
March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Acacia Research Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006, present fairly, in all material respects, the financial position of Acacia Research Corporation and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
March 12, 2007, except for the last paragraph
in Note 9, and Note 10A, as to which the
date is March 10, 2008

ACACIA RESEARCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2006
(In thousands, except share and per share information)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,467	$ 32,215
Short-term investments	10,966	12,783
Accounts receivable	1,409	269
Prepaid expenses and other current assets	1,356	1,187
Total current assets related to discontinued operations - Split-off of CombiMatrix Corporation	-	15,552
Total current assets	54,198	62,006
Property and equipment, net of accumulated depreciation	323	221
Patents, net of accumulated amortization	16,307	18,515
Other assets	223	200
Total non-current assets related to discontinued operations - Split-off of CombiMatrix Corporation	-	28,662
	$ 71,051	$ 109,604
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 3,462	$ 2,201
Royalties and contingent legal fees payable	2,343	1,684
Deferred revenues	321	360
Total current liabilities related to discontinued operations - Split-off of CombiMatrix Corporation	-	3,211
Total current liabilities	6,126	7,456
Other liabilities	121	31
Total non-current liabilities related to discontinued operations - Split-off of CombiMatrix Corporation	-	7,808
Total liabilities	6,247	15,295
Commitments and contingencies (Note 12)		
Redeemable stockholders' equity:		
Preferred stock		
Acacia Research Corporation, par value $0.001 per share; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock		
Acacia Research - Acacia Technologies stock, par value $0.001 per share; 100,000,000shares authorized; 28,231,701 shares issued and outstanding as of December 31, 2006	-	28
Acacia Research - CombiMatrix stock, par value $0.001 per share; 100,000,000 shares authorized; 50,365,810 shares issued and outstanding as of December 31, 2006	-	50
Additional paid-in capital		326,599
Accumulated comprehensive income		2
Accumulated deficit		(232,370)
Stockholders' equity:		
Preferred stock		
Acacia Research Corporation, par value $0.001 per share; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock		
Acacia Research - Acacia Technologies stock, par value $0.001 per share; 100,000,000 shares authorized; 30,102,482 shares issued and outstanding as of December 31, 2007	30	-
Additional paid-in capital	159,972	-
Accumulated comprehensive income	(3)	-
Accumulated deficit	(95,195)	-
Total stockholders' equity	64,804	94,309
	$ 71,051	$ 109,604

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands, except share and per share information)

	2007	2006	2005
License fee revenues	$ 52,597	$ 34,825	$ 19,574
Operating expenses:			
Marketing, general and administrative expenses (including non-cash stock compensation expense of $5,908 for 2007, $3,946 for 2006 and $356 for 2005)	20,042	14,123	8,097
Inventor royalties and contingent legal fees expense - patents	29,224	17,159	11,331
Legal expenses - patents	7,024	4,780	2,468
Write-off of patent-related intangible asset	235	297	-
Amortization of patents	5,583	5,313	4,922
Total operating expenses	62,108	41,672	26,818
Operating loss	(9,511)	(6,847)	(7,244)
Interest and investment income	2,359	1,524	1,071
Loss from continuing operations before income taxes	(7,152)	(5,323)	(6,173)
(Provision) benefit for income taxes	(207)	(40)	135
Loss from continuing operations	(7,359)	(5,363)	(6,038)
Discontinued operations:			
Loss from discontinued operations - Split-off of CombiMatrix Corporation	(8,086)	(20,093)	(12,401)
Loss on disposal of discontinued operations - Soundbreak.com	-	-	(237)
Total loss from discontinued operations	(8,086)	(20,093)	(12,638)
Net loss	(15,445)	(25,456)	(18,676)
Unrealized gains (losses) on short-term investments	(21)	59	(36)
Unrealized gains (losses) from discontinued operations - Split-off of CombiMatrix Corporation	16	(55)	111
Comprehensive loss	$ (15,450)	$ (25,452)	$ (18,601)
Loss per common share:			
Acacia Research - Acacia Technologies stock:			
Loss from continuing operations	$ (7,359)	$ (5,363)	$ (6,038)
Basic and diluted loss per share	(0.26)	(0.19)	(0.23)
Loss on disposal of discontinued operations	$ -	$ -	$ (237)
Basic and diluted loss per share	-	-	(0.01)
Net loss	$ (7,359)	$ (5,363)	$ (6,275)
Basic and diluted loss per share	(0.26)	(0.19)	(0.24)
Acacia Research - CombiMatrix stock - Discontinued Operations - Split-off of CombiMatrix Corporation:			
Loss from discontinued operations - Split-off of CombiMatrix Corporation	$ (8,086)	$ (20,093)	$ (12,401)
Basic and diluted loss per share	(0.14)	(0.49)	(0.37)
Weighted average shares:			
Acacia Research - Acacia Technologies stock:			
Basic and diluted	28,503,314	27,547,651	26,630,732
Acacia Research - CombiMatrix stock:			
Basic and diluted	55,862,707	40,605,038	33,678,603

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands, except share information)

	AR-Acacia Technologies Redeemable Common Shares	AR-CombiMatrix Redeemable Common Shares	AR-Acacia Technologies Redeemable Common Stock	AR-CombiMatrix Redeemable Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
2005									
Balance at December 31, 2004	19,811,524	31,200,496	$ 20	$ 31	$ 263,900	$ -	$ (77)	$ (188,238)	$ 75,636
Net loss								(18,676)	(18,676)
Stock options exercised	133,986	5,555			315				315
Stock issued for the acquisition of Global Patent Holdings, net of registration costs (Note 7)	3,938,832		4		19,289				19,293
Units issued in direct offering, net offering costs	3,500,000	7,786,351	4	8	32,244				32,256
Warrant liability					(2,194)				(2,194)
Deferred stock compensation	337,900				1,713	(1,713)			-
Compensation expense relating to stock options					(121)	313			192
Unrealized gain on short-term investments							2		2
Unrealized gain on foreign currency translation							73		73
Balance at December 31, 2005	27,722,242	38,992,402	$ 28	$ 39	$ 315,146	$ (1,400)	$ (2)	$ (206,914)	$ 106,897
2006									
Net loss								(25,456)	(25,456)
Stock options exercised	389,959				1,475				1,475
Units issued in direct offering, net offering costs		11,323,408		11	12,098				12,109
Warrant liability					(7,104)				(7,104)
Reclassification of deferred stock compensation (see Note 2)					(1,400)	1,400			-
Stock issued to consultant		50,000			94				94
Compensation expense relating to stock options and restricted stock awards	119,500				6,306				6,306
Unrealized gain on short-term investments							61		61
Unrealized loss on foreign currency translation							(57)		(57)
Other		-		-	(16)				(16)
Balance at December 31, 2006	28,231,701	50,365,810	$ 28	$ 50	$ 326,599	$ -	$ 2	$ (232,370)	$ 94,309

(continued below)

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands, except share information)

	AR-Acacia Technologies Common Shares	AR-CombiMatrix Common Shares	AR-Acacia Technologies Common Stock	AR-CombiMatrix Common Stock	Additional Paid-in Capital	Deferred Stock Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total
2007									
Activities related to continuing operations:									
Net loss from continuing operations								(7,359)	(7,359)
Stock options exercised	1,062,513		1		5,013				5,014
Compensation expense relating to stock options and restricted stock awards	808,268		1		5,908				5,909
Unrealized loss on short-term investments							(21)		(21)
Other								(55)	(55)
Activities related to discontinued operations - Split-off of CombiMatrix Corporation:									
Loss from discontinued operations - Split-off of CombiMatrix Corporation								(8,086)	(8,086)
Stock options and warrants exercised and units issued in direct offering, net offering costs		9,203,959		10	480				490
Compensation expense relating to stock options					726				726
Warrant liability					9,089				9,089
Stock issued to consultant		306,000			208				208
Unrealized gain on short-term investments							13		13
Other					11				11
Discontinued operations - Split-off of CombiMatrix Corporation		(59,875,769)		(60)	(188,062)		3	152,675	(35,444)
Balance at December 31, 2007	30,102,482	-	$ 30	$ -	$ 159,972	$ -	$ (3)	$ (95,195)	$ 64,804

The accompanying notes are an integral part of these consolidated financial statements.

ACACIA RESEARCH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net loss	$ (15,445)	$ (25,456)	$ (18,676)
Discontinued operations - Split-off of CombiMatrix Corporation	8,086	20,093	12,401
Adjustments to reconcile net loss to net cash provided by (used in) operating activities from continuing operations:			
Depreciation and amortization	5,702	5,392	4,981
Minority interests	-	-	(2)
Non-cash stock compensation	5,908	3,946	356
Deferred income taxes	-	(36)	(143)
Loss on disposal of discontinued operations - Soundbreak.com	-	-	237
Write-off of patent-related intangible asset	235	297	-
Other	112	(96)	-
Changes in assets and liabilities:			
Accounts receivable	(1,140)	4,152	(4,228)
Prepaid expenses and other assets	(193)	(150)	(774)
Accounts payable and accrued expenses	1,281	819	(729)
Royalties and contingent legal fees payable	659	(2,074)	3,758
Deferred revenues	(39)	(279)	211
Net cash provided by (used in) operating activities from continuing operations	5,166	6,608	(2,608)
Net cash used in operating activities from discontinued operations	(7,782)	(15,261)	(14,078)
Net cash used in operating activities	(2,616)	(8,653)	(16,686)
Cash flows from investing activities:			
Purchase of property and equipment	(223)	(179)	(75)
Purchase of available-for-sale investments	(13,035)	(16,409)	(39,919)
Sale of available-for-sale investments	14,873	28,147	33,141
Business acquisition	-	(16)	(5,796)
Patent acquisition costs	(3,760)	(1,030)	(445)
Net cash provided by (used in) investing activities from continuing operations	(2,145)	10,513	(13,094)
Net cash provided by (used in) investing activities from discontinued operations	(5,199)	4,628	3,390
Net cash provided by (used in) investing activities	(7,344)	15,141	(9,704)
Cash flows from financing activities:			
Proceeds from the sale of common stock, net of issuance costs	-	-	19,532
Proceeds from the exercise of stock options	5,014	1,475	304
Net cash provided by financing activities from continuing operations	5,014	1,475	19,836
Net cash provided by financing activities from discontinued operations	5,369	11,917	12,735
Net cash provided by financing activities	10,383	13,392	32,571
Effect of exchange rate on cash related to discontinued operations - Split-off of CombiMatrix Corporation	-	-	73
Increase in cash and cash equivalents	423	19,880	6,254
Cash and cash equivalents, beginning (including cash and cash equivalents related to discontinued operations - split-off of CombiMatrix Corporation of $7,829, $5,666 and $2,985, respectively)	40,044	20,164	13,910
Cash and cash equivalents, ending	40,467	40,044	20,164
Less: Cash and cash equivalents of discontinued operations, ending	-	(7,829)	(5,666)
Cash and cash equivalents of continuing operations, ending	$ 40,467	$ 32,215	$ 14,498

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESSES

Description of Business. Acacia Research Corporation is comprised of Acacia Research Corporation, and its wholly owned operating subsidiaries. As used herein, "we," "us" and "our" refer to Acacia Research Corporation and/or its wholly owned operating subsidiaries. All intellectual property acquisition, development, licensing and enforcement activities are conducted solely by certain of Acacia Research Corporation's wholly owned operating subsidiaries.

Acacia Research Corporation's operating subsidiaries acquire, develop, license and enforce patented technologies. Our operating subsidiaries generate license fee revenues and related cash flows from the granting of licenses for the use of patented technologies that our operating subsidiaries own or control. Our operating subsidiaries assist patent owners with the prosecution and development of their patent portfolios, the protection of their patented inventions from unauthorized use, the generation of licensing revenue from users of their patented technologies and, if necessary, with the enforcement against unauthorized users of their patented technologies. Currently, on a consolidated basis, our operating subsidiaries own or control the rights to 91 patent portfolios, which include U.S. patents and certain foreign counterparts, covering technologies used in a wide variety of industries.

CombiMatrix Group Split-off Transaction and Related Discontinued Operations. In January 2006, Acacia Research Corporation's board of directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, the primary component of Acacia Research Corporation's CombiMatrix group, to become an independent public company. CombiMatrix Corporation's registration statement on Form S-1 was declared effective by the Securities and Exchange Commission ("SEC") on June 8, 2007. Following the redemption period required by Acacia Research Corporation's Restated Certificate of Incorporation, on August 15, 2007 (the "Redemption Date"), CombiMatrix Corporation was split-off from Acacia Research Corporation through the redemption of all outstanding shares of Acacia Research-CombiMatrix common stock in exchange for the distribution of new shares of CombiMatrix Corporation common stock, on a pro-rata basis, to the holders of Acacia Research-CombiMatrix common stock on the Redemption Date (the "Split-off Transaction"). On the Redemption Date, every ten (10) shares of Acacia Research-CombiMatrix common stock outstanding on August 15, 2007, was redeemed for one (1) share of common stock of CombiMatrix Corporation. Subsequent to the Redemption Date, Acacia Research Corporation no longer owns any equity interests in CombiMatrix Corporation and the two companies operate independently of each other.

As a result of the Split-off Transaction, we have disposed of our investment in CombiMatrix Corporation. Refer to Note 10A for information regarding presentation of the assets, liabilities, results of operations and cash flows for the CombiMatrix group as discontinued operations in the accompanying consolidated financial statements for all periods presented, in accordance with guidance set forth in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

Capital Structure. As a result of the Split-off Transaction, the CombiMatrix group is no longer a business group of Acacia Research Corporation. Pursuant to the Split-off Transaction, all outstanding shares of Acacia Research-CombiMatrix common stock were redeemed, and hence, all rights of holders of Acacia Research-CombiMatrix common stock ceased as of the Redemption Date, except for the right, upon the surrender to the exchange agent of shares of Acacia Research-CombiMatrix common stock, to receive new shares of CombiMatrix Corporation stock pursuant to the exchange ratio described above. Subsequent to the consummation of the Split-off Transaction, Acacia Research Corporation's only class of common stock outstanding is its Acacia Research-Acacia Technologies common stock.

Prior to the Split-off Transaction, Acacia Research Corporation had two classes of common stock outstanding, its Acacia Research-Acacia Technologies common stock ("AR-Acacia Technologies stock") and its Acacia Research-CombiMatrix common stock ("AR-CombiMatrix stock"). AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia Research Corporation's Acacia Technologies group. AR-CombiMatrix stock was intended to reflect separately the performance of Acacia Research Corporation's CombiMatrix group. Although the AR-Acacia Technologies stock and the AR-CombiMatrix stock were intended to reflect the performance of our different business groups, they were both classes of common stock of Acacia Research Corporation and were not stock issued by the respective groups.

We were incorporated on January 25, 1993 under the laws of the State of California. In December 1999, we changed our state of incorporation from California to Delaware.

Liquidity and Risks

Management believes that Acacia Research Corporation's consolidated cash and cash equivalent and short-term investment balances, anticipated cash flow from operations and other external sources of available credit will be sufficient to meet Acacia Research Corporation's cash requirements, on a consolidated basis, through at least March 2009. To date, we and our subsidiaries have relied primarily upon selling equity securities and payments from our licensees to generate the funds needed to finance the implementation of our plans of operation for our subsidiaries.

There can be no assurance that Acacia Research Corporation will be able to implement its future plans. Failure by management to achieve its plans would have a material adverse effect on Acacia Research Corporation's ability to achieve its intended business objectives. We may be required to obtain additional financing. There can be no assurance that additional funding will be available on favorable terms, if at all. If we fail to obtain additional funding when needed, we may not be able to execute our business plans and our businesses may suffer.

The timing of the receipt of revenues by Acacia Research Corporation's operating subsidiaries are subject to certain risks and uncertainties, including:

- market acceptance of our operating subsidiaries' patented technologies and services;
- business activities and financial results of our licensees;
- technological advances that may make our patented technologies obsolete or less competitive;
- increases in operating costs, including costs for legal services, engineering and research and personnel;
- the availability and cost of capital; and
- governmental regulation that may restrict Acacia Research Corporation's business.

Acacia Research Corporation's success also depends on its operating subsidiaries' ability to protect their intellectual property. Our operating subsidiaries rely on their proprietary rights and their protection. Although reasonable efforts will be taken to protect our operating subsidiaries' proprietary rights, the complexity of international trade secret, copyright, trademark and patent law, and common law, coupled with limited resources and the demands of quick delivery of technologies to market, create risk that these efforts will prove inadequate. Accordingly, if our operating subsidiaries are unsuccessful with litigation to protect their intellectual property rights, the future consolidated revenues of Acacia Research Corporation could be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles and Fiscal Year End. The consolidated financial statements and accompanying notes are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. We have a December 31 year end.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of Acacia Research Corporation and its wholly owned subsidiaries. Material intercompany transactions and balances have been eliminated in consolidation. The cost method is used where we maintain ownership interests of less than 20% and do not exercise significant influence over the investee.

Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and related authoritative pronouncements. Revenue is recognized when (i) persuasive evidence of an arrangement exists, (ii) all obligations have been substantially performed pursuant to the terms of the license agreement, (iii) amounts are fixed or determinable and (iv) collectibility of amounts is reasonably assured.

Under the terms of our license agreements, our operating subsidiaries grant non-exclusive licenses for the use of patented technologies, which they own or control. In general, pursuant to the terms of the agreements with licensees, upon the grant of the licenses, we have no further obligations with respect to the licenses granted. License fees paid to and recognized as revenue by our subsidiaries are non-refundable.

Revenues generated from license agreements are generally recognized as revenue in the period earned, provided that amounts are fixed or determinable and collectibility is reasonably assured.

Certain license agreements provide for the payment of contractually determined paid-up license fees in consideration for the grant of a non-exclusive, retroactive and future license to manufacture and/or sell products covered by patented technologies owned or controlled by our operating subsidiaries. Certain of the agreements also provide for future royalties or additional required payments based on future activities. Generally, the execution of these license agreements also provide for the release of the licensee from certain claims and the dismissal of any pending litigation. Pursuant to the terms of these agreements, our operating subsidiaries have no further obligation with respect to the grant of the non-exclusive retroactive and future license and related releases, including no express or implied obligation on our operating subsidiaries' part to maintain or upgrade the technology, or provide future support or services. Generally, the agreements provide for the grant of the license and releases upon execution of the agreement. As such, the earnings process is complete upon the execution of the agreement, and revenue is recognized upon execution of the agreement, when collectibility is reasonably assured, and all other revenue recognition criteria have been met. Refer to Note 12 for information on inventor royalties and contingent legal fees.

Certain license agreements provide for the calculation of license fees based on a licensee's actual quarterly sales or actual per unit activity, applied to a contractual royalty rate. Licensees that pay license fees on a quarterly basis generally report actual quarterly sales or actual per unit activity information and related quarterly license fees due within 30 to 45 days after the end of the quarter in which such sales or activity takes place. The amount of license fees due under these license agreements each quarter cannot be reasonably estimated by management. Consequently, our operating subsidiaries recognize revenue from these licensing agreements on a three-month lag basis, in the quarter following the quarter of sales or per unit activity, provided amounts are fixed or determinable and collectibility is reasonably assured. The lag method described above allows for the receipt of licensee royalty reports prior to the recognition of revenue.

Certain license agreements provide for the payment of a minimum upfront annual license fee at the inception of each annual license term. Minimum upfront annual license fees are generally determined based on a licensee's estimated annual sales or a licensee's base level of per unit activity. These minimum upfront annual license fee payments are deferred and amortized to revenue on a straight-line basis over the annual license term. To the extent actual annual royalties, determined and reported in accordance with the terms of the respective agreements, exceed the minimum upfront annual license fees paid, the additional royalties are recognized in revenue in the quarter following the quarter in which the base per unit activity was exceeded or the quarter following the annual license term, depending on the terms of the respective agreement, provided that amounts are fixed or determinable and collectibility is reasonably assured. Amounts of additional royalties due under these license agreements cannot be reasonably estimated by management.

License fee payments received that do not meet the revenue recognition criteria described above are deferred until the revenue recognition criteria are met. We assess the collectibility of license fees receivable based on a number of factors, including past transaction history and credit-worthiness of licensees. If it is determined that collection is not reasonably assured, the fee is recognized when collectibility becomes reasonably assured, assuming all other revenue recognition criteria have been met, which is generally upon receipt of cash.

Cash and Cash Equivalents. We consider all highly liquid, short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Short-term Investments. Our short-term investments are held in a variety of interest bearing instruments including U.S. government debt securities, high-grade corporate bonds, commercial paper, auction rate securities, money market accounts, certificates of deposit and other high-credit quality marketable securities. Investments in securities with original maturities of greater than three months and less than one year and other investments representing amounts that are available for current operations are classified as short-term investments. Investments are classified into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). At December 31, 2007 and 2006, all of our investments are classified as available-for-sale, which are reported at fair value with related unrealized gains and losses in the value of such securities recorded as a separate component of comprehensive income (loss) in stockholders' equity until realized.

The fair value of our investments is determined by quoted market prices. Realized and unrealized gains and losses are recorded based on the specific identification method. For investments classified as available-for-sale, unrealized losses that are other than temporary are recognized in the consolidated statement of operations and comprehensive income (loss) (hereinafter "consolidated statement of operations"). An impairment is deemed other than temporary unless (a) we have the ability and intent to hold an investment for a period of time sufficient for recovery of its carrying amount and (b) positive evidence indicating that the investment's carrying amount is recoverable within a reasonable period of time outweighs any evidence to the contrary. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, the carrying amount of the investment is recoverable within a reasonable period of time.

The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income (expense). Interest and dividends on all securities are included in interest income.

At December 31, 2007 and 2006, we held $10,660,000 and $7,288,000, respectively of investment grade securities with an auction reset feature ("auction rate securities"). At December 31, 2007, our auction rate securities consist of securities issued by closed-end investment companies with portfolio asset coverage of at least 200%, and auction rate investments backed by student loans, issued under programs such as the Federal Family Education Loan Program, all of which had credit ratings of AAA when purchased. As of March 5, 2008, we held $6,250,000 in auction rate securities investments.

Our investments in these securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 7 to 35 days, despite the long-term nature of their stated contractual maturities. As a result, we had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments for the periods presented. All income generated from these current investments was recorded as interest income.

The Dutch auction process that resets the applicable interest rate at predetermined calendar intervals is intended to provide liquidity to the holder of auction rate securities by matching buyers and sellers within a market context enabling the holder to gain immediate liquidity by selling such interests at par or rolling over their investment. If there is an imbalance between buyers and sellers the risk of a failed auction exists.

We have not experienced a failed auction for any of our securities as of December 31, 2007. However, we did experience failed auctions with certain of our issues in February 2008. Given the deteriorating credit markets, and the increased incidence of failure within the auction market in February 2008, there can be no assurance as to when we would be able to liquidate a particular issue. In such case of a failure, the auction rate securities continue to pay interest in accordance with their terms, however, we may not be able to access the par value of the invested funds until a future auction of these investments is successful, the security is called by the issuer or a buyer is found outside of the auction process. Furthermore, if this situation were to persist despite our ability to hold such investments until maturity, we may be required to record an impairment charge in a future period.

Management believes that the fair value of our investments in auction rate securities continue to approximate their par value and that the underlying credit quality of the assets backing its auction rate securities investments have not been impacted by the reduced liquidity of these investments subsequent to December 31, 2007. We will continue to monitor and evaluate our investments in auction rate securities for any further reduction in liquidity and potential impairment in future periods.

Concentration of Credit Risks. Financial instruments that potentially subject Acacia Research Corporation to concentrations of credit risk are cash equivalents and short-term investments. We place our cash equivalents and short-term investments primarily in investment grade, short-term debt instruments. Cash equivalents are also invested in deposits with certain financial institutions and may, at times, exceed federally insured limits. We have not experienced any significant losses on our deposits of cash and cash equivalents.

Two licensees accounted for 19% and 12% of the license fee revenues recognized during the year ended December 31, 2007. One licensee represented 14% of the license fee revenues recognized during the year ended December 31, 2006 and three licensees accounted for 19%, 15% and 15% of license fee revenues recognized during the year ended December 31, 2005. One licensee represented approximately 89% of accounts receivable at December 31, 2007. Three licensees represented approximately 37%, 24% and 13% of accounts receivable at December 31, 2006.

Acacia Research Corporation performs regular credit evaluations of its significant licensees and customers and has not experienced any significant credit losses.

Property and Equipment. Property and equipment are recorded at cost. Major additions and improvements that materially extend useful lives of property and equipment are capitalized. Maintenance and repairs are charged against the results of operations as incurred. When these assets are sold or otherwise disposed of, the asset and related depreciation are relieved, and any gain or loss is included in the consolidated statement of operations for the period of sale or disposal. Depreciation is computed on a straight-line basis over the following estimated useful lives of the assets:

Furniture and fixtures	3 to 5 years
Computer hardware and software	3 to 5 years
Leasehold improvements	2 to 5 years (Lesser of lease term or useful life of improvement)

Rental payments on operating leases are charged to expense in the consolidated statement of operations on a straight-line basis over the lease term.

Organization Costs. Costs of start-up activities, including organization costs, are expensed as incurred.

Patents. Patents, once issued or purchased, are amortized on the straight-line method over their remaining economic useful lives, ranging from two to seven years.

Impairment of Long-lived Assets. We review long-lived assets and intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses approximate fair value due to their short-term maturity. Refer to "*Short-term Investments*" above for information on the fair value of short-term investments.

Stock-Based Compensation. Effective January 1, 2006, Acacia Research Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which sets forth the accounting requirements for "share-based" compensation payments to employees and non-employee directors and requires that compensation cost relating to share-based payment transactions be recognized in the statement of operations. The compensation cost for all stock-based awards is measured at the grant date, based on the fair value of the award, and is recognized as an expense, on a straight-line basis, over the employee's requisite service period (generally the vesting period of the equity award) which is generally two to four years.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. The fair value of restricted stock awards is determined by the product of the number of shares granted and the grant date market price of the underlying common stock.

SFAS No. 123R requires stock-based compensation expense to be recorded only for those awards expected to vest using an estimated forfeiture rate. Acacia Research Corporation estimates pre-vesting option forfeitures at the time of grant and reflects the impact of estimated pre-vesting option forfeitures on compensation expense recognized. To the extent that actual results differ from our estimates, such amounts will be recorded as cumulative adjustments in the period the estimates are revised.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, compensation cost recognized for the periods presented includes: (i) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all stock-based awards granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123R).

The fair value of stock options granted during the years ended December 31, 2007 and 2006 were estimated using the Black-Scholes option-pricing model, based on the following weighted-average assumptions:

	For the Year Ended December 31,	
	2007	**2006**
Risk Free Interest Rate	4.64%	4.30%
Term	5.71 years	6 years
Volatility	68%	75%

Option awards granted prior to Acacia Research Corporation's implementation of SFAS No. 123R were accounted for using the intrinsic value method pursuant to the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Accordingly, no stock-based employee compensation cost related to option awards was reflected in the accompanying consolidated statements of operations for the year ended December 31, 2005, because all options granted under Acacia Research Corporation's plans had exercise prices equal to the market value of the underlying common stock on the date of grant. Stock-based compensation expense reflected in the accompanying consolidated statement of operations for the year ended December 31, 2005 related to restricted stock awards originally granted in 2005.

The following table illustrates the pro forma effect on loss from continuing operations and loss per share from continuing operations for the year ended December 31, 2005, if we had applied the fair value recognition provisions of SFAS No. 123 to share-based awards, prior to the adoption of SFAS No. 123R (in thousands, except per share data):

Loss from continuing operations, as reported	$	(6,038)
Add: Stock-based compensation, intrinsic value method reported in net loss		356
Deduct: Pro forma stock-based compensation fair value method		(2,103)
Loss from continuing operations, pro forma	$	(7,785)
Basic and diluted loss per share from continuing operations, as reported	$	(0.23)
Basic and diluted loss per share from continuing operations, pro forma	$	(0.29)
Weighted Average Assumptions used(1):		
Risk free interest rate		3.90%
Volatility		91%
Expected term		5 years

(1) The fair value of stock options was determined using the Black-Scholes option-pricing model. The fair value calculations assume no expected dividends.

SFAS No. 123R does not require the recording of deferred stock compensation charges in stockholder's equity on the grant date of a stock-based award. As such, all deferred stock compensation charges previously recorded under APB No. 25, totaling $1,400,000 at December 31, 2005, related to restricted stock awards, were reversed upon adoption of SFAS No. 123R, with a corresponding reduction being recorded in consolidated additional paid-in capital.

Acacia Research Corporation adopted the alternative transition method provided in FASB Staff Position No. 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in-capital pool ("APIC pool") related to the tax effects of employee stock-based compensation which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R).

Income Taxes. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Acacia Research Corporation's consolidated financial statements or consolidated tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized.

Effective January 1, 2007, Acacia Research Corporation adopted FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. In accordance with FIN 48, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained upon examination. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The adoption of FIN 48 did not have a material impact on our consolidated financial position, results of operations or cash flows.

The total amount of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 was $56,000 and $115,000, respectively, all of which, if recognized, would affect the effective tax rate.

Acacia Research Corporation recognizes interest and penalties with respect to unrecognized tax benefits in income tax expense. We have identified no uncertain tax position for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months.

Acacia Research Corporation is subject to taxation in the U.S. and various state jurisdictions. With no material exceptions, Acacia Research Corporation is no longer subject to U.S. federal or state examinations by tax authorities for years before 2001.

At December 31, 2007, Acacia Research Corporation had U.S. federal and state income tax net operating loss carryforwards as summarized at Note 9. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset our net deferred tax assets. All NOLs and tax credits generated by the continuing operations of Acacia Research Corporation and its operating subsidiaries have been retained by Acacia Research Corporation subsequent to the Split-off Transaction. Subsequent to the Split-off Transaction, all NOLs and tax credits generated by CombiMatrix Corporation and its subsidiaries have been retained by CombiMatrix Corporation and are not available to Acacia Research Corporation.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an "ownership change" as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since Acacia Research Corporation's formation, we have raised capital through the issuance of capital stock on several occasions (both before and after its public offering) which, combined with the purchasing stockholders' subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition.

We have not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If we have experienced an ownership change at any time since our formation, utilization of the NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of Acacia Research Corporation's stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being considered as an uncertain tax position or disclosed as an unrecognized tax benefit under FIN 48. Due to the existence of a full valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Comprehensive Income (Loss). Comprehensive income (loss) is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners.

Segment Reporting. We use the management approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of Acacia Research Corporation's reportable segments.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We believe that, of the significant accounting policies described herein, the accounting policies associated with revenue recognition, stock-based compensation expense, valuation of long-lived and intangible assets and impairment of marketable securities, require our most difficult, subjective or complex judgments.

Earnings (Loss) Per Share. Basic earnings per share for each class of common stock is computed by dividing the income or loss allocated to each class of common stock by the weighted-average number of outstanding shares of that class of common stock. Diluted earnings per share is computed by dividing the income or loss allocated to each class of common stock by the weighted-average number of outstanding shares of that class of common stock, including the dilutive effect of common stock equivalents. Potentially dilutive common stock equivalents primarily consist of employee stock options, unvested restricted stock, restricted stock unit grants and common stock purchase warrants (AR-CombiMatrix stock only).

The earnings or losses allocated to each class of common stock are determined by Acacia Research Corporation's board of directors. This determination is generally based on the net income or loss amounts of the corresponding group determined in accordance with accounting principles generally accepted in the United States of America, consistently applied. We believe this method of allocation to be systematic and reasonable.

As a result of the Split-off Transaction, earnings or losses allocated to the CombiMatrix group are presented as discontinued operations in the accompanying consolidated financial statements. Subsequent to the Split-off Transaction, Acacia Research Corporation's only class of common stock outstanding is its AR-Acacia Technologies stock.

The following table presents the weighted-average number of common shares outstanding used in basic and diluted loss per share:

	For the Year Ended December 31,		
	2007	2006	2005
Acacia Research - Acacia Technologies stock			
Basic and diluted weighted average number of common shares outstanding	28,503,314	27,547,651	26,630,732
All outstanding stock options and nonvested restricted stock excluded from the computation of diluted loss per share because the effect of inclusion would have been anti-dilutive	5,884,934	6,385,810	6,315,000
Acacia Research - CombiMatrix stock - Discontinued Operations - Split-off of CombiMatrix Corporation (1)			
Basic and diluted weighted average number of common shares outstanding	55,862,707	40,605,038	33,678,603
Outstanding stock options excluded from the computation of diluted loss per share because the effect of inclusion would have been anti-dilutive	7,003,390	8,068,139	6,925,000
Warrants excluded from the computation of diluted loss per share because the option exercise price was greater than the average market price of the common shares	23,838,648	14,090,279	1,879,888

(1) Reflects activity and amounts outstanding as of the Redemption Date.

Recent Accounting Pronouncements. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of business combinations. SFAS No. 141R is effective for Acacia Research Corporation as of January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 141R on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 ("SFAS No. 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for Acacia Research Corporation beginning January 1, 2009. We are currently evaluating the potential impact of the adoption of SFAS 160 on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, Accounting for Collaborative Arrangements (EITF Issue No. 07-1") that discusses how parties to certain collaborative arrangements should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent." Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for Acacia Research Corporation beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. We do not expect EITF Issue No. 07-1 to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for Acacia Research Corporation beginning January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a material impact, if any, on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. generally accepted accounting principles guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP SFAS No. 157–1 which amends SFAS No. 157 to exclude FASB Statement No. 13, Accounting for Leases, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. In February 2008, the FASB issued FSP SFAS No. 157-2 ("FSP 157-2") which would delay the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of FSP 157-2. We do not expect the adoption of SFAS No. 157 to have a material impact, if any, on our consolidated financial position, results of operations and cash flows.

3. SHORT-TERM INVESTMENTS

Short-term investments consists of the following at December 31, 2007 and 2006 (in thousands):

	2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities:				
Corporate and municipal bonds and notes	$ -	$ -	$ 975	$ 1,000
Auction rate securities	10,660	10,660	7,288	7,288
U.S. government securities	300	300	4,502	4,495
Corporate securities	9	6	-	-
	$ 10,969	$ 10,966	$ 12,765	$ 12,783

Gross unrealized gains and losses related to available-for-sale securities were not material for the periods presented. Except for investments in auction rate securities, all investments classified as available-for-sale at December 31, 2007 and 2006 have contractual maturities of one year or less. For auction rate securities, contractual maturity dates range up to thirty-five years, or are perpetual, with reset dates every 7 to 63 days. Refer to Note 2 for more information.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2007 and 2006 (in thousands):

	2007	2006
Furniture and fixtures	$ 309	$ 256
Computer hardware and software	401	298
Leasehold improvements	141	78
	851	632
Less: accumulated depreciation	(528)	(411)
	$ 323	$ 221

Depreciation expense was $119,000, $79,000 and $59,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following at December 31, 2007 and 2006 (in thousands):

	2007	2006
Accounts payable	$ 361	$ 150
Payroll and other employee benefits	371	223
Accrued vacation	365	286
Accrued legal expenses - patent	2,082	1,131
Accrued consulting and other professional fees	108	371
Other accrued liabilities	175	40
	$ 3,462	$ 2,201

6. PATENTS

Acacia Research Corporation's only identifiable intangible assets are patents and patent rights, with estimated remaining economic useful lives up to seven years. The gross carrying amounts and accumulated amortization related to acquired intangible assets as of December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Gross carrying amount – patents	$ 33,607	$ 30,317
Accumulated amortization	(17,300)	(11,802)
Patents, net	$ 16,307	$ 18,515

The weighted-average remaining estimated economic useful life of Acacia Research Corporation's patents is four years. Aggregate patent amortization expense was $5,583,000, $5,313,000 and $4,922,000 in 2007, 2006 and 2005, respectively. Annual aggregate amortization expense for each of the next five years through December 31, 2012 is estimated to be $4,403,000 in 2008, $3,885,000 in 2009, $3,676,000 in 2010, $2,766,000 in 2011 and $755,000 in 2012.

For the years ended December 31, 2007 and 2006, our operating subsidiaries incurred and capitalized patent acquisition costs totaling $3,760,000 and $1,030,000, respectively, in connection with the acquisition of the rights to several additional patent portfolios. The patents have estimated economic useful lives ranging from five to seven years and are being amortized over a weighted-average economic useful life of seven years for 2007 acquisitions and six years for 2006 acquisitions. At December 31, 2007 and 2006, all of Acacia Research Corporation's acquired intangible assets were subject to amortization.

In September 2007, we recorded a non-cash impairment charge of $235,000, related to the write-off of a patent-related intangible asset. The related licensing program was completed during the third quarter of 2007 resulting in the write-off of the remaining carrying value of the patent-related intangible asset as of September 30, 2007. In June 2006, we recorded a non-cash impairment charge of $297,000, related to the write-off of a patent-related intangible asset. During the second quarter of 2006, pursuant to the terms of the respective license agreement, management elected to terminate its rights to exclusively license and enforce the patent, resulting in the write-off of the remaining carrying value of the patent-related intangible asset as of June 30, 2006.

7. ACQUISITIONS

On January 28, 2005, Acacia Global Acquisition Corporation, a wholly owned subsidiary of Acacia Research Corporation, acquired substantially all of the assets of Global Patent Holdings, LLC. The acquisition provided us with sole ownership of 11 patent licensing companies that own or control the rights to 27 patent portfolios, which include 120 U.S. patents and certain foreign counterparts, and cover technologies used in a wide variety of industries.

The acquisition was accounted for using the purchase method of accounting. Under the purchase method of accounting, the purchase consideration is allocated to the assets acquired, including tangible assets, patents and other identifiable intangibles and liabilities assumed, based on their estimated fair market values at the date of acquisition. The statement of operations for the year ended December 31, 2005 includes the results of the acquired companies beginning on January 28, 2005, the date of acquisition. The aggregate purchase consideration was approximately $25,105,000, including $5.0 million of cash, the issuance of 3,938,832 shares of AR-Acacia Technologies stock valued at $19,293,000 (net of estimated common stock registration costs of $228,000) and other acquisition costs, including registration costs, totaling $812,000. The value of the common shares issued was determined based on the average market price of AR-Acacia Technologies stock, as reported on NASDAQ, over the 5-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the total purchase consideration and the allocation of the consideration paid to the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Purchase Consideration:		
Cash paid	$	5,000
Fair value of AR-Acacia Technologies stock issued		19,293
Acquisition and registration costs		812
Total purchase consideration	$	25,105
Purchase Price Allocation:		
Fair value of net tangible assets acquired at January 28, 2005	$	(26)
Intangible assets acquired - patents and patent rights		25,131
Total	$	25,105

Management was primarily responsible for determining the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed at the date of acquisition. Management considered a number of factors, including reference to an independent valuation. The patents and patent rights acquired were valued using a discounted cash flow model on a patent portfolio by portfolio basis, which estimated the future net cash flows expected to result from the licensing of each portfolio, taking into account potential infringers of the patents, usage of the underlying technologies, estimated license fee revenues, contingent legal fee arrangements, inventor royalties due to former patent holders, other estimated costs, tax implications and other factors. A discount rate consistent with the risks associated with achieving the estimated net cash flows was used to estimate the present value of future estimated net cash flows. Management's valuation resulted in an estimated fair value of patent related assets acquired of approximately $27,000,000, resulting in approximately $1,900,000 of excess fair value over the cost of net assets acquired, which has been allocated as a pro rata reduction to the amounts that otherwise would have been assigned to the assets acquired, in accordance with the purchase method of accounting.

In connection with the acquisition described above, Acacia Global Acquisition Corporation entered into a consulting agreement with the former CEO of Global Patent Holdings, LLC. The agreement required the payment of $2,000,000 in consulting fees over a two-year period, and certain reimbursable consulting related expenses, commencing on the date of acquisition. Marketing, general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 include $103,000, $1,087,000 and $1,009,000, respectively, in expenses related to the consulting agreement. The consulting agreement expired in January 2007.

The acquisition was treated for tax purposes as a taxable asset acquisition and, as such, there were no book/tax basis differences associated with the acquisition. As such, Acacia Research Corporation did not record any deferred income taxes in connection with the application of the purchase method of accounting.

8. STOCKHOLDERS' EQUITY

Capital Stock

As of December 31, 2007, the authorized capital stock of Acacia Research Corporation consists of 210,000,000 shares, of which 100,000,000 shares is a class of common stock designated as "AR–Acacia Technologies stock," having a par value of $0.001 per share, 100,000,000 shares is a class of common stock designated as "AR–CombiMatrix stock," having a par value of $0.001 per share, and 10,000,000 is a class of preferred stock having a par value of $0.001 per share (the "Preferred Stock") and issuable in one or more series as determined by the board of directors pursuant to Acacia Research Corporation's restated certificate of incorporation.

Holders of our classes of common stock vote together as a single class (except in certain limited circumstances). Subsequent to the consummation of the Split-off Transaction on August 15, 2007, as described above at Note 1, Acacia Research Corporation's only class of common stock outstanding is its AR-Acacia Technologies stock. Holders of each class of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore.

Under our restated certificate of incorporation, in the event of our dissolution, liquidation or winding up, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, the holders of our common stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such class. Holders of each class of common stock have no preemptive, subscription, redemption or conversion rights.

Acacia Research Corporation's board of directors, subject to state laws and limits in our restated certificate of incorporation, including those discussed above, are able to declare dividends on our common stock in its discretion. To date, Acacia Research Corporation has never paid or declared cash dividends on shares of our stock, nor do we anticipate paying cash dividends on either of the two classes of stock in the foreseeable future.

In connection with the consummation of the Split-off Transaction on August 15, 2007, the Redemption Date, CombiMatrix Corporation was split-off from Acacia Research Corporation through the redemption of all outstanding shares of AR-CombiMatrix common stock in exchange for the distribution of new shares of CombiMatrix Corporation common stock. Subsequent to the consummation of the Split-off Transaction, Acacia Research Corporation's only class of common stock outstanding is its AR-Acacia Technologies common stock. Pursuant to Acacia Research Corporation's amended and restated certificate of incorporation, neither class of common stock is redeemable as of and subsequent to the Redemption Date. As such, we no longer label the common stock in the accompanying consolidated balance sheet as of December 31, 2007 and statement of stockholders' equity for the year ended December 31, 2007 as "redeemable."

In February 2008, our Board of Directors approved an amendment and restatement of our certificate of incorporation to remove reference to AR-CombiMatrix stock which was cancelled as a result of the redemption described above, to rename AR-Acacia Technologies stock as the only class of common stock, and to provide that all 100,000,000 shares of AR-Acacia Technologies stock currently authorized may be issued as a single class of common stock. The amendment and restatement of our certificate of incorporation is subject to approval by the stockholders at the next annual meeting of stockholders. If adopted, each share of common stock will be entitled to one vote and the relative voting strength of the common stock will be equal notwithstanding the trading price of the common stock.

Other

In February 2005, Acacia Research Corporation raised gross proceeds of $19,600,000 through the sale of 3,500,000 shares of AR-Acacia Technologies stock at a price of $5.60 per share in a registered direct offering. Proceeds raised, net of related issuance costs, totaled approximately $19,532,000.

9. INCOME TAXES

Acacia Research Corporation's provision (benefit) for income taxes consists of the following (in thousands):

	2007	2006	2005
Current:			
U.S. Federal tax	$ -	$ -	$ -
State taxes	207	76	8
	207	76	8
Deferred:			
U.S. Federal tax	-	(36)	(143)
State taxes	-	-	-
	-	(36)	(143)
	$ 207	$ 40	$ (135)

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred assets and liabilities consist of the following at December 31, 2007 and 2006 (in thousands):

	2007	2006
Deferred tax assets:		
Basis in affiliates	$ 495	$ 495
Depreciation and amortization	3,632	2,292
State taxes	3	-
Deferred revenue	127	142
Stock compensation	2,451	1,672
Accrued liabilities and other	153	140
Write-off of investments	1,344	1,250
Net operating loss and capital loss carryforwards and credits	22,938	22,075
Total deferred tax assets	31,143	28,066
Less: valuation allowance	(30,816)	(27,562)
Net deferred tax assets, net of valuation allowance	327	504
Deferred tax liabilities:		
Intangibles	(327)	(504)
Net deferred tax liability	$ -	$ -

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows:

	2007	2006	2005
Statutory federal tax rate	(34%)	(34%)	(34%)
State income taxes, net of federal tax effect	3%	1%	-
Equity compensation	1%	6%	-
Non deductible permanent items	1%	-	1%
Capital loss carryforwards	6%	-	-
Valuation allowance	26%	27%	31%
	3%	-	(2%)

At December 31, 2007, we had established a full valuation allowance against our net deferred tax assets, due to management's determination that the criteria for recognition have not been met.

At December 31, 2007, Acacia Research Corporation had U.S. federal and state income tax net operating loss carry forwards ("NOLs"), totaling approximately $58,258,000 and $41,961,000, expiring between 2010 and 2027, and 2008 and 2017, respectively. In addition, Acacia Research Corporation had tax credit carryforwards of approximately $40,000.

As of December 31, 2007, approximately $11,762,000 of the valuation allowance related to the tax benefits of stock option deductions included in Acacia Research Corporation's NOLs. At such time as the valuation allowance is released, the benefit will be credited to additional paid-in capital. Income taxes paid during the periods presented were not material.

During the year ended December 31, 2007, we determined that certain of our deferred tax assets, principally "Basis in affiliates," and the related full valuation allowance were overstated for the period since December 31, 1996 through December 31, 2006. The Basis in affiliates amount of approximately $28 million was frozen prior to 2004 since we had acquired the remaining minority interest of the affiliate. We retroactively corrected our deferred tax asset balances and the related valuation allowance in the deferred tax asset table by approximately $30 million. The correction had no impact on the consolidated balance sheet, statements of operations, stockholders' equity or cash flows for any period and there was no other impact to the consolidated financial statements. Management concluded this correction was not material to the consolidated financial statements.

10. ACCOUNTING FOR THE SPLIT-OFF OF COMBIMATRIX CORPORATION

In January 2006, Acacia Research Corporation's board of directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company. CombiMatrix Corporation's registration statement on Form S-1 was declared effective by the SEC on June 8, 2007. Following the redemption period required by Acacia Research Corporation's Restated Certificate of Incorporation, on August 15, 2007 (the "Redemption Date"), CombiMatrix Corporation was split-off from Acacia Research Corporation through the redemption of all outstanding shares of AR-CombiMatrix stock in exchange for the distribution of new shares of CombiMatrix Corporation common stock, on a pro-rata basis, to the holders of AR-CombiMatrix stock as of the Redemption Date (the "Split-off Transaction"). On the Redemption Date, every ten (10) shares of AR-CombiMatrix stock outstanding on August 15, 2007, was redeemed for one (1) share of common stock of CombiMatrix Corporation. Subsequent to the Redemption Date, Acacia Research Corporation no longer owns any equity interests in CombiMatrix Corporation and the two companies operate independently of each other.

As a result of the Split-off Transaction, the CombiMatrix group is no longer a business group of Acacia Research Corporation. As a result of the Split-off Transaction, all outstanding shares of AR-CombiMatrix stock were redeemed, and hence, all rights of holders of AR-CombiMatrix stock ceased as of the Redemption Date, except for the right, upon the surrender to the exchange agent of shares of AR-CombiMatrix stock, to receive new shares of CombiMatrix Corporation stock pursuant to the exchange ratio described above.

The Split-off Transaction was accounted for by Acacia Research Corporation at historical cost. Accordingly, no gain or loss on disposal was recognized in the accompanying consolidated statements of operations. Included in the current period consolidated balance sheet is a charge to consolidated shareholders' equity totaling $35,444,000, reflecting the distribution of our investment in the net assets of CombiMatrix Corporation to holders of AR-CombiMatrix stock, as of the Redemption Date, as described above. We received a private letter ruling from the IRS with regard to the U.S. federal income tax consequences of the Split-off Transaction to the effect that the Split-Transaction will be treated as a tax-free exchange under Sections 368 and 355 of the Internal Revenue Code of 1986, as amended.

For the period from January 1, 2007 through August 15, 2007, revenues and pre-tax loss related to CombiMatrix Corporation included in discontinued operations were $2,968,000 and $8,086,000, respectively. Net loss from discontinued operations for the year ended December 31, 2007, includes direct costs incurred in connection with the Split-off Transaction, originally included in Acacia Research Corporation corporate accounts, totaling $136,000 for the year ended December 31, 2007.

10A. DISCONTINUED OPERATIONS – SPLIT-OFF OF COMBIMATRIX CORPORATION

In January 2006, Acacia Research Corporation's board of directors approved a plan for its wholly owned subsidiary, CombiMatrix Corporation, to become an independent public company. CombiMatrix Corporation's registration statement on Form S-1 was declared effective by the SEC on June 8, 2007.

As a result of the Split-off Transaction, the CombiMatrix group is no longer a business group of Acacia Research Corporation. As a result of the consummation of the Split-off Transaction, the assets, liabilities, results of operations and cash flows of CombiMatrix Corporation have been eliminated from the continuing operations of Acacia Research Corporation and Acacia Research Corporation does not have any continuing involvement in the operations of CombiMatrix Corporation. As a result of the Split-off Transaction, we have disposed of our investment in CombiMatrix Corporation, and therefore, in accordance with guidance set forth in SFAS No. 144, Acacia Research Corporation's accompanying consolidated balance sheets, statements of operations and statements of cash flows for the current period presented reflect the assets, liabilities, results of operations and cash flows for CombiMatrix Corporation as discontinued operations. Consolidated financial statements presented for the comparable prior year periods have been restated to conform to this presentation. CombiMatrix Corporation was previously presented as a separate operating segment of Acacia Research Corporation under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The carrying amounts of the major classes of assets and liabilities and revenues and pretax loss included in discontinued operations for the following periods were as follows (in thousands):

	December 31, 2006
Cash and available-for-sale investments	14,342
Accounts receivable, inventory and other asset	1,210
Property and equipment, net of accumulated depreciation	1,785
Intangible assets and goodwill	24,210
Other assets	2,667
Accounts payable and accrued expenses	(2,846)
Deferred revenues	(1,441)
Warrant liability	(6,732)

	Revenues	Pre-tax Loss
For the year ended December 31, 2006	5,740	(20,127)
For the year ended December 31, 2005	8,033	(12,568)

Net loss from discontinued operations related to CombiMatrix Corporation includes direct costs incurred in connection with the Split-off Transaction, originally included in Acacia Research Corporation corporate accounts, totaling $133,000 for the year ended December 31, 2006.

11. STOCK-BASED INCENTIVE PLANS

The 2002 Acacia Technologies Stock Incentive Plan ("2002 Plan") and the 2007 Acacia Technologies Stock Incentive Plan ("2007 Plan") (collectively, the "Plans") were approved by the stockholders of Acacia Research Corporation in December 2002 and May 2007, respectively. Both Plans allow grants of stock options, stock awards and performance shares with respect to AR-Acacia Technologies stock to eligible individuals, which generally includes directors, officers, employees and consultants. Except as noted below, the terms and provisions of the Plans are identical in all material respects.

Acacia Research Corporation's compensation committee administers the discretionary option grant and stock issuance programs. The compensation committee determines which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The exercise price of options is generally equal to the fair market value of the AR-Acacia Technologies stock on the date of grant. Options generally begin to be exercisable six months to one year after grant and generally expire ten years after grant. Stock options generally vest over two to three years and restricted shares generally vest in full after two to three years (generally represents the requisite service period in accordance with SFAS No. 123R).

Programs

The Plans provide for the following separate programs:

- *Discretionary Option Grant Program.* Under the discretionary option grant program, our compensation committee may grant (1) non-statutory options to purchase shares of AR-Acacia Technologies stock to eligible individuals in the employ or service of Acacia Research Corporation or our subsidiaries (including employees, non-employee board members and consultants) at an exercise price not less than 85% of the fair market value of those shares on the grant date and (2) incentive stock options to purchase shares of AR-Acacia Technologies stock to eligible employees at an exercise price not less than 100% of the fair market value of those shares on the grant date (not less than 110% of fair market value if such employee actually or constructively owns more than 10% of our voting stock or the voting stock of any of our subsidiaries).

- *Stock Issuance Program.* Under the stock issuance program, eligible individuals may be issued shares of AR-Acacia Technologies stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services. Under this program, the purchase price for the shares shall not be less than 100% of the fair market value of the shares on the date of issuance, and payment may be in the form of cash or past services rendered.

- *Automatic Option Grant Program (2002 Plan only).* Under the automatic option grant program, option grants will automatically be made at periodic intervals to eligible non-employee members of our board of directors to purchase shares of AR-Acacia Technologies stock at an exercise price equal to 100% of the fair market value of those shares on the grant date. Each individual who first becomes a non-employee board member at any time after the date of the adoption of the incentive plans by our board of directors will automatically receive an option to purchase 20,000 shares of AR-Acacia Technologies stock on the date the individual joins the board of directors. In addition, on the first business day in each calendar year following the adoption of the incentive plans by our board of directors, each non-employee board member then in office, including each of our current non-employee board members who is then in office, will automatically be granted an option to purchase 15,000 shares of AR-Acacia Technologies stock, provided that the individual has served on the board of directors for at least six months.

  Commencing in fiscal 2008, in lieu of the option grants described above, each non-employee director will receive restricted stock units for the number of shares determined by dividing the annual retainer by the closing price of the common stock on the grant date, provided that such individual has served as a non-employee director for at least 6 months. In addition, as of May 2007, each new non-employee director will receive restricted stock units for the number of shares determined by dividing the annual Board of Directors retainer by the closing price of the common stock on the commencement date.

The number of shares of common stock available for issuance under the 2002 Plan automatically increases on the first trading day of January each calendar year during the term of the Plan by an amount equal to three percent (3%) of the total number of shares of common stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed 500,000 shares. The aggregate number of shares of common stock available for issuance under the 2002 Plan shall not exceed 20,000,000 shares. At December 31, 2007, there were 18,000 shares available for grant under the 2002 Plan.

The initial share reserve under the 2007 Plan was 560,000 shares. The number of shares of common stock available for issuance under the 2007 Plan automatically increases on January 1, 2008 and 2009, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, except that the automatic increase in the share reserve will be three percent (3%) of our outstanding common stock on such January 1, if our common stock has appreciated by at least thirty percent (30%) in the prior calendar year. After January 1, 2009, no new additional shares will be added to the 2007 Plan without stockholder approval (except for shares subject to outstanding awards that are forfeited or otherwise returned to the 2007 Plan). At December 31, 2007, there were 171,000 shares available for grant under the 2007 Plan.

The Plans do not segregate the number of securities remaining available for future issuance among stock options and other awards. The shares authorized for future issuance represents the total number of shares available through any combination of stock options or other awards. Upon the exercise of stock options or the granting of restricted stock, it is Acacia Research Corporation's policy to issue new shares of the respective class of common stock.

Our board of directors may amend or modify the Plans at any time, subject to any required stockholder approval. The Plans will terminate no later than the tenth anniversary of the approval of the incentive plans by our stockholders.

The following table summarizes stock option activity for the Plans for the year ended December 31, 2007:

		Weighted-Average		
	Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2006	5,958,000	$7.93		
Granted	300,000	$14.20		
Exercised	(1,063,000)	$4.72		
Forfeited	(226,000)	$18.20		
Outstanding at December 31, 2007	4,969,000	$8.52	4.8 years	$14,528,000
Vested and expected to vest at December 31, 2007	4,956,000	$8.52	4.8 years	$14,518,000
Exercisable at December 31, 2007	4,577,000	$8.32	4.5 years	$14,197,000

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2007, 2006 and 2005 was $9.07, $5.35 and $4.17, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $10,812,000, $3,463,000 and $464,000, respectively. The fair value of options vested during the years ended December 31, 2007, 2006 and 2005 was $3,520,000, $3,960,000, and $1,455,000, respectively. As of December 31, 2007, the total unrecognized compensation expense related to nonvested stock option awards was $2,435,000, which is expected to be recognized over a weighted-average term of approximately 2 years.

The following table summarizes nonvested restricted share activity for the year ended December 31, 2007:

	Nonvested Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock at December 31, 2006	428,000	$7.10
Granted	846,000	$14.04
Vested	(324,000)	$6.04
Forfeited	(35,000)	$6.22
Nonvested restricted stock at December 31, 2007	915,000	$13.92

The weighted-average grant date fair value of nonvested restricted stock granted during the years ended December 31, 2007, 2006 and 2005 was $14.04, $11.87 and $5.07, respectively. The fair value of nonvested restricted stock vested during the years ended December 31, 2007, 2006 and 2005 was $1,954,000, $215,000, and $0, respectively. As of December 31, 2007, the total unrecognized compensation expense related to nonvested restricted stock awards was $9,422,000, which is expected to be recognized over a weighted-average period of approximately 2 years.

As of December 31, 2007, 6,073,000 shares of AR-Acacia Technologies common stock are reserved for issuance under the Plans.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

Acacia Research Corporation leases certain office space under various operating lease agreements expiring in 2012. Minimum annual rental commitments for operating leases of continuing operations having initial or remaining noncancellable lease terms in excess of one year are as follows (in thousands):

Year		
2008	$	868
2009		903
2010		939
2011		977
2012		163
Total minimum lease payments	$	3,850

Rent expense related to continuing operations for the years ended December 31, 2007, 2006 and 2005 approximated $749,000, $565,000 and $453,000, respectively. Rental payments are expensed in the statement of operations in the period to which they relate. Scheduled rent increases are amortized on a straight-line basis over the lease term.

Inventor Royalties and Contingent Legal Expenses

In connection with the acquisition of certain patents and patent rights, certain operating subsidiaries of Acacia Research Corporation executed related agreements which grant to the former owners of the respective patents or patent rights, the right to receive inventor royalties based on future net license fee revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. Inventor royalties paid pursuant to the agreements are expensed in the consolidated statement of operations in the period that the related license fee revenues are recognized. In certain instances, pursuant to the terms of the underlying inventor agreements, costs paid by us to acquire patents are recoverable from future net revenues. Patent acquisition costs that are recoverable from future net revenues are amortized over the estimated economic useful life of the related patents, or as the prepaid royalties are earned by the inventor, as appropriate, and the related expense is included in amortization expense in the consolidated statement of operations. Any unamortized patent acquisition costs recovered from net revenues are expensed in the period recovered, and included in inventor royalties and contingent legal fees – patents in the consolidated statement of operations.

In connection with the licensing and enforcement activities of our operating subsidiaries, they may retain the services of law firms that specialize in intellectual property licensing and enforcement and patent law. These law firms may be retained on a contingent fee basis in which the law firms are paid on a scaled percentage of any negotiated license fees, settlements or judgments awarded based on how and when the license fees, settlements or judgments are obtained. In instances where there are no recoveries from potential infringers (i.e. license fees), no contingent legal fees are paid; however, our operating subsidiaries may be liable for certain out of pocket legal costs incurred pursuant to the underlying legal services agreement. Legal fees advanced by contingent law firms that are required to be paid in the event that no license recoveries are obtained are expensed as incurred and included in liabilities in the consolidated balance sheet.

Patent Enforcement and Other Litigation

Acacia Research Corporation is subject to claims, counterclaims and legal actions that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our consolidated financial position, results of operations or cash flows. Operating subsidiaries of Acacia Research Corporation are often required to engage in litigation to enforce their patents and patent rights.

Guarantees and Indemnifications

Certain of our operating subsidiaries have made guarantees and indemnities under which they may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. In connection with certain facility leases Acacia Research Corporation and certain of its operating subsidiaries have indemnified lessors for certain claims arising from the facilities or the leases. Acacia Research Corporation indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware. However, Acacia Research Corporation has a directors and officers insurance policy that may reduce its exposure in certain circumstances and may enable it to recover a portion of future amounts that may be payable, if any. The duration of the guarantees and indemnities varies and, in many cases is indefinite but subject to statute of limitations. The majority of guarantees and indemnities do not provide any limitations of the maximum potential future payments that we could be obligated to make. To date, we have made no payments related to these guarantees and indemnities. We estimate the fair value of our indemnification obligations to be insignificant based on this history and have therefore, not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

13. RETIREMENT SAVINGS PLAN AND EXECUTIVE SEVERANCE POLICY

Retirement Savings Plan. Acacia Research Corporation has an employee savings and retirement plan under section 401(k) of the Internal Revenue Code (the "Plan"). The Plan is a defined contribution plan in which eligible employees may elect to have a percentage of their compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. Acacia Research Corporation may contribute to the Plan at the discretion of the board of directors. There were no contributions made by Acacia Research Corporation during the years ended December 31, 2007, 2006 and 2005.

Executive Severance Policy. Under Acacia Research Corporation's Executive Severance Policy, full-time employees with the title of Senior Vice President and higher ("Officer") are entitled to receive certain benefits upon termination of employment. If employment of an Officer is terminated for other than cause or other than on account of death or disability, Acacia Research Corporation will (i) promptly pay to the Officer a lump sum amount equal to the aggregate of (a) accrued obligations (i.e., the Officer's annual base salary through the date of termination to the extent not theretofore paid and any compensation previously deferred by the Officer (together with any accrued interest or earnings thereon) and any accrued vacation pay, and reimbursable expenses, in each case to the extent not theretofore paid) and (b) three (3) months of the Officer's base salary for each full year that the Officer was employed by the Company (the "Severance Period"), up to a maximum of twelve (12) months of the Officer's base salary and (ii) provide to the Officer, Acacia Research Corporation paid COBRA coverage for the medical and dental benefits selected by the Officer in the year in which the termination occurs, for the duration of the Severance Period.

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid by Acacia Research Corporation for income taxes was not material for the periods presented. Refer to Note 7 for a summary of the non cash investing activities in connection with the 2005 GPH Acquisition. Refer to Note 6 for impairment charges, and other non-cash reductions in intangibles during the periods presented. Refer to Notes 10 and 10A for information regarding the Split-off of CombiMatrix Corporation.

15. DISCONTINUED OPERATIONS - OTHER

In 2005, Acacia Research Corporation accrued an additional $237,000 (net of minority interests), respectively, in estimated costs to be incurred in connection with the discontinued operations of Soundbreak.com (originally ceased operations in February 2001). The additional accruals relate primarily to certain noncancellable lease obligations, the inability to sublease the related office space at rates commensurate with our existing obligations and certain lease termination costs. The related lease obligations, which were guaranteed by Acacia Research Corporation, expired in August 2005. The assets and liabilities related to the discontinued operations of Soundbreak.com at December 31, 2007 and 2006 were not material.

16. QUARTERLY FINANCIAL DATA (unaudited)

The following table sets forth unaudited consolidated statements of operations data for the eight quarters in the period ended December 31, 2007. This information has been derived from our unaudited condensed consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future periods.

As a result of the Split-off Transaction (refer to Notes 10 and 10A), we have disposed of our investment in CombiMatrix Corporation, and therefore, in accordance with guidance set forth in SFAS No. 144, the statement of operations data for the four quarters in the period ended December 31, 2007, presented below, reflect the results of operations for CombiMatrix Corporation as discontinued operations. The unaudited consolidated statement of operations data for the four quarters in the period ended December 31, 2006, presented below, have been reclassified to conform to this presentation.

ACACIA RESEARCH CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Quarter Ended							
	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006
	(In thousands, except share and per share information) (Unaudited)							
License fees	$ 25,185	$ 5,865	$ 9,544	$ 12,003	$ 4,717	$ 14,371	$ 8,424	$ 7,313
Operating expenses	21,133	9,979	14,836	16,160	7,487	13,537	9,859	10,789
Operating income (loss)	4,052	(4,114)	(5,292)	(4,157)	(2,770)	834	(1,435)	(3,476)
Interest and investment income	407	650	647	655	359	394	390	381
Income (loss) from continuing operations before income taxes and minority interests	4,459	(3,464)	(4,645)	(3,502)	(2,411)	1,228	(1,045)	(3,095)
Benefit (provision) for income taxes	(24)	(124)	(29)	(30)	32	(70)	(2)	-
Income (loss) from continuing operations	4,435	(3,588)	(4,674)	(3,532)	(2,379)	1,158	(1,047)	(3,095)
Loss from discontinued operations - Split-off of CombiMatrix Corporation	(2,133)	(3,667)	(2,286)	-	(7,719)	(3,501)	(4,329)	(4,544)
Net income (loss)	$ 2,302	$ (7,255)	$ (6,960)	$ (3,532)	$ (10,098)	$ (2,343)	$ (5,376)	$ (7,639)
Earnings (loss) per common share:								
Acacia Research - Acacia Technologies stock:								
Earnings (loss) from continuing operations	$ 4,435	$ (3,588)	$ (4,674)	$ (3,532)	$ (2,379)	$ 1,158	$ (1,047)	$ (3,095)
Basic earnings (loss) per share	0.16	(0.13)	(0.16)	(0.12)	(0.09)	0.04	(0.04)	(0.11)
Diluted earnings (loss) per share	0.14	(0.13)	(0.16)	(0.12)	(0.09)	0.04	(0.04)	(0.11)
Acacia Research - CombiMatrix stock - Discontinued Operations - Split-off of CombiMatrix Corporation:								
Net loss	$ (2,133)	$ (3,667)	$ (2,286)	$ -	$ (7,719)	$ (3,501)	$ (4,329)	$ (4,544)
Basic and diluted loss per share	(0.04)	(0.06)	(0.04)	-	(0.20)	(0.09)	(0.11)	(0.10)
Weighted average shares:								
Acacia Research - Acacia Technologies stock:								
Basic	27,841,286	28,298,328	28,739,499	29,117,523	27,400,857	27,507,024	27,567,848	27,708,902
Diluted	30,969,991	28,298,328	28,739,499	29,117,523	27,400,857	30,324,732	27,567,848	27,708,902
Acacia Research - CombiMatrix stock:								
Basic and diluted	52,516,220	57,143,839	59,875,769	-	38,992,402	39,018,844	40,209,640	44,120,736

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger of Acacia Research Corporation, a California corporation, and Acacia Research Corporation, a Delaware corporation, dated as of December 23, 1999 (1)
2.2	Agreement and Plan of Reorganization by and among Acacia Research Corporation, Combi Acquisition Corp. and CombiMatrix Corporation dated as of March 20, 2002 (2)
3.1	Restated Certificate of Incorporation as amended(3)
3.2	Amended and Restated Bylaws
10.1*	Acacia Research Corporation 1996 Stock Option Plan, as amended (4)
10.2*	Form of Option Agreement constituting the Acacia Research Corporation 1996 Executive Stock Bonus Plan (5)
10.3*	2002 Acacia Technologies Stock Incentive Plan (6)
10.4*	2007 Acacia Technologies Stock Incentive Plan (7)
10.5*	Form of Acacia Technologies Stock Option Agreement for the 2007 Acacia Technologies Stock Incentive Plan (8)
10.6*	Form of Acacia Technologies Stock Issuance Agreement for the 2002 Acacia Technologies Stock Incentive Plan (8)
10.7*	Form of Acacia Technologies Stock Issuance Agreement for the 2007 Acacia Technologies Stock Incentive Plan (8)
10.8	Lease Agreement dated January 28, 2002, between Acacia Research Corporation and The Irvine Company (9)
10.9	Settlement Agreement dated September 30, 2002, by and among Acacia Research Corporation, CombiMatrix Corporation, Donald D. Montgomery, Ph.D. and Nanogen, Inc.(10)
10.10	Form of Indemnification Agreement (11)
10.11	Form of Subscription Agreement between Acacia Research Corporation and certain investors (12)
10.12	Third Amendment to lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company (13)
10.13	Standby Equity Distribution Agreement dated June 14, 2006 between Acacia Research Corporation and Cornell Capital Partners, L.P. (14)
10.14	Amendment to Standby Equity Distribution Agreement dated June 14, 2006 between Acacia Research Corporation and Cornell Capital Partners, L.P. (15)
10.15	Manufacturing and Supply Agreement between Acacia Research Corporation and Furuno Electric Company, Ltd. Effective July 1, 2006 (16)
10.16	Placement Agency Agreement between Acacia Research Corporation and Oppenheimer & Co., dated December 7, 2006 (17)
10.17	Form of Subscription Agreement (17)
10.18	Form of Investors Warrant (17)
10.19*	Employment Agreement, dated January 28, 2005, by and between Acacia Technologies Services Corporation, and Dooyong Lee, as amended
10.20*	Employment Agreement, dated April 12, 2004, by and between Acacia Media Technologies Corporation and Edward Treska.
10.21	Fourth Amendment to lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company
10.22	Fifth Amendment to Lease dated January 28, 2002 between Acacia Research Corporation and the Irvine Company
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm - Grant Thornton LLP
23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer provided pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* The referenced exhibit is a management contract, compensatory plan or arrangement.

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the United States Securities and Exchange Commission.

(1) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on December 30, 1999 (SEC File No. 000-26068).

(2) Incorporated by reference as Appendix A to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(3) Incorporated by reference to Acacia Research Corporation's Quarterly Report Amendment No. 1 on Form 10-Q/A for the period ended June 30, 2006, filed on June 5, 2007.

(4) Incorporated by reference as Appendix A to the Definitive Proxy Statement on Schedule 14A filed on April 10, 2000 (SEC File No. 000-26068).

(5) Incorporated by reference from Acacia Research Corporation's Definitive Proxy as Appendix A Statement on Schedule 14A filed on April 26, 1996 (SEC File No. 000-26068).

(6) Incorporated by reference as Appendix E to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(7) Incorporated by reference to Acacia Research Corporation's Registration Statement on Form S-8 (SEC File No. 333-144754) which became effective on July 20, 2007.

(8) Incorporated by reference to Acacia Research Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2007.

(9) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002 (SEC File No. 000-26068).

(10) Incorporated by reference as Appendix D to the Proxy Statement/Prospectus which formed part of Acacia Research Corporation's Registration Statement on Form S-4 (SEC File No. 333-87654) which became effective on November 8, 2002.

(11) Incorporated by reference from Acacia Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 27, 2003 (SEC File No. 000-26068).

(12) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on September 19, 2005 (SEC File No. 000-26068).

(13) Incorporated by reference from Acacia Research Corporation's Quarterly Report on Form 10-Q filed on May 10, 2006 (SEC File No. 000-26068).

(14) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on June 15, 2006 (SEC File No. 000-26068).

(15) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on June 22, 2006 (SEC File No. 000-26068).

(16) Incorporated by reference from Acacia Research Corporation's Quarterly Report on Form 10-Q filed on November 9, 2006 (SEC File No. 000-26068).

(17) Incorporated by reference from Acacia Research Corporation's Report on Form 8-K filed on December 13, 2006 (SEC File No. 000-26068).

SEC EDGAR Filing Information

Form DEF 14A -- Other definitive proxy statements

Period of Report: **2008-05-20**
Filing Date Changed: **2008-04-21**
Effectiveness Date: **2008-04-21**
Documents: **4**

SEC Accession No.
0001019687-08-001781
Filing date: **2008-04-21**
Accepted: **2008-04-21 08:07:16**

Table of submitted documents:

Seq	Type	Document	Size	Description
1	DEF 14A	acacia_def14a.htm	848855	ACACIA RESEARCH CORP.
2	GRAPHIC	acacia_logo.jpg	9362	LOGO
3	GRAPHIC	proxy1.jpg	151864	PROXY CARD-1
4	GRAPHIC	proxy2.jpg	92004	PROXY CARD-2
		0001019687-08-001781.txt	1199654	**Complete submission text file**

Filer Information:

ACACIA RESEARCH CORP (Filer) **(0000934549)**
IRS No.: **954405754** | State of Incorp.: **DE** | Fiscal Year End: **1231**
Type: **DEF 14A** | Act: **34** | File No.: **000-26068** | Film No.: **08765686**
SIC: **3670** Electronic Components & Accessories

Assistant Director 10

Business Address
500 NEWPORT CENTER DRIVE
7TH FLOOR
NEWPORT BEACH CA 92660
9494808300

Mailing Address
500 NEWPORT CENTER DRIVE
#
NEWPORT BEACH CA 92660

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — ACACIA RESEARCH CORPORATION

Annual Meeting of Stockholders May 20, 2008

This Proxy is Solicited on Behalf of the Board of Directors of Acacia Research Corporation

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of the Annual Meeting of Stockholders and the accompanying Proxy Statement and appoints Paul R. Ryan and Edward J. Treska and each of them, the Proxy of the undersigned, with full power of substitution and revocation, to vote all shares of Acacia Research – Acacia Technologies Common Stock held of record by the undersigned on March 24, 2008, either on his or her own behalf or on behalf of any entity or entities, at the Annual Meeting of Stockholders of Acacia Research Corporation (the "Company") to be held May 20, 2008, or at any postponements or adjournments thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

THIS PROXY, WHEN PROPERLY SIGNED, DATED AND RETURNED, WILL BE VOTED AS DIRECTED. UNLESS OTHERWISE DIRECTED, THIS PROXY WILL BE VOTED **FOR** THE ELECTION OF THE TWO DIRECTOR NOMINEES AND **FOR** EACH OF THE OTHER PROPOSALS.

(See reverse side)

ACACIA RESEARCH CORPORATION

C123456789

000004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on May 20, 2008.

Vote by Internet
- Log on to the Internet and go to **www.investorvote.com/tickersymbol**
- Follow the steps outlined on the secured website.

Vote by telephone
- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the nominees listed below and a vote FOR each of the listed proposals.

1. To elect two directors to serve until the 2011 Annual Meeting of Stockholders or until each of their successors are duly elected and qualified:

	For	Withhold		For	Withhold
01 - William S. Anderson	☐	☐	02 - Edward W. Frykman	☐	☐

	For	Against	Abstain
2. To amend and restate the Company's Certificate of Incorporation.	☐	☐	☐
3. To ratify the appointment of Grant Thornton LLP as the Company's independent accountants for 2008.	☐	☐	☐

4. To transact such other business as may properly come before the Annual Meeting or at any postponements or adjournments thereof. As to such matters, the undersigned hereby confers discretionary authority and authorizes the proxyholders to vote the proxies cumulatively in their discretion if cumulative voting is in effect.

B Non-Voting Items

END

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign exactly as your name is printed. Each joint tenant should sign. Executors, administrators, trustees, and guarantors should give full titles when signing. Corporations and partnerships should sign in full corporate or partnership name by authorized person. Please mark, sign, date and return your Proxy promptly in the enclosed envelope, which requires no postage if marked in the United States.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 J N T
1 U P X 0 1 7 0 9 1 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 00VE9A